

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

082-01561


09046512

Our Ref.: HASE/TL/HL/05555

27th March, 2009

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

We enclose a copy of the 2008/2009 Interim Report of the Company for your record.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十一至七十六樓
71-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Stock Code 股份代號：12

Interim Report 中期報告 08/09

Highlights of 2008/2009 Interim Results

	Note	For the six months ended 31 December 2008 unaudited HK$ million	2007 unaudited HK$ million	Change
Property sales				
– Revenue	1	2,578	8,235	-69%
– Profit contribution	2	879	3,661	-76%
Net rental income	3	1,462	1,319	+11%
Profit attributable to Shareholders *(2007-restated)*				
– Underlying profit	4	1,405	3,759	-63%
– Reported profit		1,171	9,189	-87%
		HK$	HK$	
Earnings per share				
– Based on underlying profit	4	0.65	1.92	-66%
– Based on reported profit		0.55	4.69	-88%
Interim dividend per share		0.30	0.40	-25%

	Note	At 31 December 2008 unaudited HK$	At 30 June 2008 audited HK$	Change
Net asset value per share *(30 June 2008 – restated)*	5	56.00	56.45	-1%
Adjusted net asset value per share *(30 June 2008 – restated)*	6	59.57	60.04	-1%
Net debt to shareholders' equity		16.4%	16.5%	-0.1 percentage point

	Note	At 31 December 2008 Million square feet	At 30 June 2008 Million square feet
Hong Kong			
Land bank (attributable floor area)			
– Properties held for/under development	7	9.1	8.4
– Completed investment properties	8	10.1	10.0
		19.2	18.4
Agricultural land (total land area)		32.3	34.0
Mainland China			
Land bank (attributable floor area)			
– Properties held for/under development		116.9	115.7
– Completed investment properties		3.1	3.1
		120.0	118.8

Notes:

1 *Representing the Group's attributable share of the value of properties in Hong Kong and mainland China sold by subsidiaries, associates and jointly controlled entities ("JCEs").*
2 *Including the Group's attributable share of profit contribution from property sales in Hong Kong and mainland China by associates and JCEs.*
3 *Including the Group's attributable share of net rental income from investment properties in Hong Kong and mainland China held by associates and JCEs.*
4 *Excluding the fair value change (net of deferred tax) of the investment properties held by subsidiaries, associates and JCEs.*
5 *Representing the amount attributable to equity shareholders of the Company.*
6 *As there is no capital gains tax in Hong Kong, total deferred tax liabilities arising from the revaluation of investment properties in Hong Kong held by the Group's subsidiaries, associates and JCEs in the amount of HK$7,670 million (30 June 2008: HK$7,710 million), equivalent to HK$3.57 per share (30 June 2008: HK$3.59 per share), as provided and included in the Group's consolidated balance sheet would not be payable if such investment properties were to be sold at the revalued amounts under the current tax regime. Accordingly, such deferred tax as provided under HKAS - INT 21 has been excluded for the above calculation in order to provide a better understanding of the net asset value attributable to equity shareholders of the Company.*
7 *Including stock of unsold property units with attributable floor area of 1.9 million square feet at 31 December 2008 and 1.0 million square feet at 30 June 2008.*
8 *Including hotel properties with attributable floor area of 1.0 million square feet.*

Interim Results and Dividend

The Board of Directors announces that, for the six months ended 31 December 2008, the unaudited Group underlying profit attributable to equity shareholders (before the fair value change of investment properties) amounted to HK$1,405 million, representing a decrease of HK$2,354 million or 63% from HK$3,759 million (restated) for the same period of the last financial year. Based on the underlying profit, the earnings per share were HK$0.65 (2007: HK$1.92).

Including the fair value change (net of deferred tax and minority interests) of investment properties, the Group profit attributable to equity shareholders for the period under review was HK$1,171 million, representing a decrease of HK$8,018 million or 87% from HK$9,189 million (restated) for the same period of the last financial year. Earnings per share were HK$0.55 (2007: HK$4.69).

The Board has resolved to pay an interim dividend of HK$0.30 per share (2007: HK$0.40 per share) to Shareholders whose names appear on the Register of Members of the Company on 22 April 2009.

Closing of Register of Members

The Register of Members of the Company will be closed from Monday, 20 April 2009 to Wednesday, 22 April 2009, both days inclusive, during which period no requests for the transfer of shares will be accepted. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates and transfer forms must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:30 p.m. on Friday, 17 April 2009. Warrants for the interim dividend will be sent to Shareholders on or before Friday, 24 April 2009.

Management Discussion and Analysis

Business Review

Business in Hong Kong

Property Sales

The financial tsunami stemming from sub-prime mortgage defaults in the United States started to take its toll on the global economy and Hong Kong, as a highly externally oriented economy, was not spared. In the latter half of 2008, the volume of property transactions in Hong Kong reduced substantially, with end-users and investors (including those from the mainland and overseas) becoming much more cautious amid concern for rising unemployment and a slumping economy in the territory. The credit crunch and the resultant tightened lending by banks also affected investment sentiments. For the six months ended 31 December 2008, the Group sold an attributable HK$2,391 million worth of properties in Hong Kong, mainly from The Sparkle in West Kowloon, The Beverly Hills in Tai Po and Cité 33 in Mong Kok.

The following development projects were completed during the period:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use purpose	Group's interest (%)	Attributable gross floor area (sq.ft.)
1.	The Sparkle 500 Tung Chau Street Cheung Sha Wan	35,629	320,659	Commercial/ Residential	100.00	320,659
2.	The Beverly Hills – Phase 3 23 Sam Mun Tsai Road, Tai Po	982,376 (Note)	1,165,240 (Note)	Residential	90.10	397,400
3.	Cité 33 33 Lai Chi Kok Road, Mong Kok	9,600	84,090	Commercial/ Residential	100.00	84,090
4.	The Pivot 52 Hung To Road, Kwun Tong	11,375	125,114	Industrial	100.00	125,114
					Total:	**927,263**

Note: The total site area and the total gross floor area for the whole project of The Beverly Hills are 982,376 square feet and 1,165,240 square feet, respectively.

Up to 31 December 2008, 337 units or 84% of the total units at The Sparkle was sold and its outstanding building quality and efficient layout were highly applauded in a handover quality inspection conducted by a local media organization. The Beverly Hills – Phase 3, following the successful sale of the preceding phase of development, attracted intense interest and two houses had been sold while this phase was not yet formally released for sale. In late December 2008, when the local property market showed sign of reprieve following the initial correction in price and volume, Cité 33 was offered for sale with over 30% of its total 107 residential units sold within a few days after its launch as it boasted easy access to both MTR station and cross-border coach terminus, together with Manhattan-style glamorous views. The encouraging responses to these projects showed the resilience of the Group's high quality developments in a volatile market. The Pivot, a quality industrial premise in Kwun Tong, would be held for rental purpose and its completion marked the Group's continuing commitment to revitalizing Kowloon East as a vibrant locale for thriving businesses.

At the end of the period, the Group had over 1,370 residential units available for sale mainly from the following major property development projects:

(1) Major development projects offered for sale:

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use Purpose	Group's interest (%)	No. of residential units unsold & pending sale as at period end	Gross area of remaining unsold residential units (sq.ft.)
(A)	**Completed development projects offered for sale:**						
1.	Casa Marina I 28 Lo Fai Road, Tai Po	283,200	226,561	Residential	100.00	48	164,667
2.	Casa Marina II 1 Lo Ping Road, Tai Po	228,154	182,545	Residential	100.00	47	141,520
3.	Grand Promenade 38 Tai Hong Street, Sai Wan Ho	131,321	1,410,629	Residential	69.53	67	71,634
4.	Grand Waterfront 38 San Ma Tau Street To Kwa Wan	130,523	1,109,424	Commercial/ Residential	Residential: 55.51 Commercial: 39.06	47	56,233
5.	The Beverly Hills – Phase 1 23 Sam Mun Tsai Road, Tai Po	982,376 (Note 1)	1,165,240 (Note 1)	Residential	90.10	105 (Note 2)	348,405 (Note 2)
6.	The Sparkle 500 Tung Chau Street Cheung Sha Wan	35,629	320,659	Commercial/ Residential	100.00	63	57,039
7.	Cité 33 33 Lai Chi Kok Road Mong Kok	9,600	84,090	Commercial/ Residential	100.00	73	58,786
					Sub-total:	**450**	**898,284**
					Gross area attributable to the Group:		**816,947**

(2) **Projects pending sale or pre-sale:**

	Project name and location	Site area (sq.ft.)	Gross floor area (sq.ft.)	Land-use Purpose	Group's interest (%)	Residential	
						No. of units	Gross area (sq.ft.)
1.	The Beverly Hills – Phase 3 23 Sam Mun Tsai Road, Tai Po	982,376 (Note 1)	1,165,240 (Note 1)	Residential	90.10	161 (Note 3)	430,408 (Note 3)
2.	Fanling Sheung Shui Town Lot 231, Sheung Shui	45,779	228,860	Residential	100.00	362	228,860
3.	Lot No. 1740 in DD 122, Tong Yan San Tsuen, Yuen Long	78,781	78,781	Residential	100.00	60	78,781
4.	Fanling Sheung Shui Town Lot 76, Fanling	42,884	34,308	Residential	100.00	51	34,308
5.	39 Conduit Road, Mid-Levels	56,748	229,255	Residential	60.00	66	229,255
6.	Shatin Town Lot 539 Shatin	95,175	358,048	Residential	100.00	157	358,048
7.	11,12,12A,12B Headland Road, Island South	43,492	32,619	Residential	44.42	4	32,619
8.	600 Canton Road, Jordan	3,642	32,772	Commercial/ Residential	100.00	62	27,311
					Sub-total:	**923**	**1,419,590**
					Gross area attributable to the Group:		**1,267,148**
					Total saleable residential units and total residential gross area from the major development projects:	**1,373**	**2,317,874**
					Total gross area attributable to the Group:		**2,084,095**

Note 1: The total site area and the total gross floor area for the whole project of The Beverly Hills are 982,376 square feet and 1,165,240 square feet, respectively.

Note 2: In addition, there are 31 houses in this phase of The Beverly Hills held for investment purpose.

Note 3: In addition, two houses were already sold through private sale.

Land Bank

At 31 December 2008, the Group had a land bank in Hong Kong with a total attributable gross floor area of approximately 19.2 million square feet, comprising 7.2 million square feet of properties held for or under development, 1.9 million square feet of stock of unsold property units, 9.1 million square feet of completed investment properties, and 1.0 million square feet of hotel properties. In addition, the Group held rentable car parking spaces with a total area of around 2.6 million square feet.

During the period, the Group (by order of the Court) completed the acquisition of the remaining 7.13% stake of two prime sites located in Wanchai with an aggregate site area of approximately 16,000 square feet. Demolition of the existing Kam Kwok Building will soon commence, whilst National Building was already torn down. They will be respectively developed into a residential-cum-commercial tower with a total gross floor area of about 114,700 square feet and a boutique hotel with a total gross floor area of about 66,000 square feet.

In order to meet the evolving market demand and ensure efficient use of land resources, the Group's development sites are regularly evaluated for conversion into other purposes. During the period, the Group pursued land-use conversion for the site at 8 Wang Kwong Road, Kowloon Bay, as well as a joint-venture site at 19-21 Wong Chuk Hang Road, Aberdeen, of which 50% is attributable to the Group. Upon finalization of the land premium with the Government, the site at 8 Wang Kwong Road will be developed into office or hotel building depending on the likely demand, whilst the site at 19-21 Wong Chuk Hang Road will be developed into an office building. They will, respectively, provide an attributable gross floor area of approximately 258,000 square feet and approximately 107,000 square feet.

The Group's agricultural land reserve, by the end of the period, amounted to approximately 32.3 million square feet, which is the largest holding among all property developers in Hong Kong.

During the period, encouraging progress was achieved in land-use conversion for the site in Wo Shang Wai, Yuen Long with the Town Planning Board having already approved its comprehensive residential development. With a total land area of about 2.3 million square feet, the site is planned to be developed into a low-density residential development with a total gross floor area of approximately 890,000 square feet. The Group has already applied to the Government for land-use conversion of this prime site at a reasonable premium. For the site in Wu Kai Sha, which is expected to provide a total developable gross floor area of approximately 3.0 million square feet upon completion, the Group in February 2009 completed the exchange of its land lots with one of the partners so as to unify and merge the subject land title for the possible surrender and re-grant. After adjustment, the Group's effective interest in this development increased from 53.75% to 56.75%, with the attributable gross floor area expanded from around 1.6 million square feet to about 1.7 million square feet accordingly. Meanwhile, the other site at Tai Tong Road, Yuen Long is expected to provide approximately 1.17 million square feet in gross floor area, of which 79.03% or approximately 0.9 million square feet is attributable to the Group. Upon finalization of the land premium with the Government, hopefully in the course of the next 12 months, the land-use conversion for these three sites will be completed which will provide development land with a total of approximately 3.5 million square feet in gross floor area. This will be a major boost to the Group's development landbank.

In each of Fanling/Kwu Tung North and Hung Shui Kiu, which were both designated by the Government as New Development Areas, the Group held approximately 2.78 million square feet and 2.62 million square feet of land lots, respectively. The Group will actively seek land-use conversion of these sites in tandem with the Government's development plans so as to broaden the source of development sites. Meanwhile, the Group will continue its efforts in land-use conversion of other agricultural land lots so as to provide a steady pipeline of development sites in future.

The Town Planning Board completed its review on the Yau Tong Bay "Comprehensive Development Area" zone and amended the Outline Zoning Plan. A master layout plan for the redevelopment of the old shipyard sites at Yau Tong Bay is now under preparation. Upon approval, the Group will proceed to apply for land exchanges and finalization of the land premium. This project is expected to provide a total developable gross floor area of approximately 5.35 million square feet, of which about 800,000 square feet is attributable to the Group.

Investment Properties

At 31 December 2008, the Group held a total attributable gross floor area of 9.1 million square feet in completed investment properties in Hong Kong, made up of 4.4 million square feet of commercial (or retail) space, 3.2 million square feet of office space, 0.9 million square feet of industrial/office space and 0.6 million square feet of residential and apartment space. This investment portfolio is geographically diverse, with 25% in Hong Kong Island, 31% in Kowloon and the remaining 44% in the New Territories.

Despite recent downtrend in certain sectors of the local leasing market, the current market rent for a number of the Group's rental properties was still higher than the existing contracted rent. The Group's attributable gross rental income in Hong Kong for the period under review, including that derived from the investment properties owned by the Group's associates and jointly controlled entities, was up by 10% to HK$1,936 million, while the total net rental income contribution also increased by 10% to HK$1,370 million. At the period end, leasing rate for the Group's core rental properties (excluding the newly-completed Kwun Tong 223) stayed high at 94%.

The International Finance Centre shopping mall, by bringing many of the world's most sought after brands to open their first flagship stores in Hong Kong, continued to be the major attraction in town and it recorded nearly full occupancy during the period. The Group's suburban retail portfolio also showed high resilience as these shopping malls in the new towns are mostly located directly above or near the MTR stations and focusing on the daily necessities shopping in the vicinity. By the period end, Metro City Phases II and III in Tseung Kwan O, Sunshine City Plaza in Ma On Shan, City Landmark II in Tsuen Wan, Trend Plaza in Tuen Mun, Citimall in Yuen Long, Flora Plaza in Fanling, Shatin Plaza and Shatin Centre each recorded leasing rate of 95% or above.

In order to provide exciting shopping experience to customers, promotion activities and tenant-mix reshuffle are regularly carried out in the Group's shopping malls, whilst facility upgrades and improvement programmes are also frequently undertaken so as to enhance the asset value. During the period, the Group completed the revamp for the retail floors of Kowloon Building at Nathan Road, as well as the facelift for the Metro City Phase II in Tseung Kwan O. In the latter half of 2009, major renovation works will commence at the South Wing of Trend Plaza in Tuen Mun, followed by facility upgrades for Golden Centre in Sheung Wan.

The Group's premium office developments, such as the International Finance Centre in Central and AIA Tower in North Point, were almost fully let with double-digit growth in rental for most of their lease renewals. Just completed in the last financial year was Kwun Tong 223, a landmark office building on the Kowloon East waterfront. With the finest architectural design and facilities, it continues to attract quality tenants at reasonable rentals despite keen competition amid increasing new supply in the neighbourhood.

Leasing performance for the Group's luxury residential properties remained satisfactory during the period. The serviced suite hotel at Four Seasons Place, which complemented International Finance Centre's position as a business hub in town, showed good performance with stable high occupancy and room rates. Eva Court in Mid-Levels, with satisfactory rental rates recorded for its lease renewals and new leases, also performed well with an occupancy rate of over 91% by the period end.

Hotel and Retailing Operations

The Four Seasons Hotel strives for excellence and high quality, which has earned it a solid position as a market leader in Hong Kong. During the period under review, The Four Seasons Hotel achieved a notable increase in average room rate against high occupancy. In addition to its exceptional accommodation, this hotel is also widely acclaimed as the gourmet's paradise: Lung King Heen, its restaurant serving contemporary Cantonese cuisine, has recently become the first and only Chinese restaurant in the world to be awarded the top three-star accolade by Michelin, a long-established and world-famous gourmet guide.

The Group also owns and manages the 362-room Newton Hotel Hong Kong, the 168-room Newton Hotel Kowloon, the 317-room Newton Inn and the 598-room Newton Place Hotel. In all of these operations, a distinctive blend of comfortable elegance, well-equipped facilities and attentive services was provided, reflecting the authentic meaning of hospitality and offering guests superb value for money. They have all achieved stable room revenue against a rise in average room rate with high occupancy during the period under review.

The Group has five department store outlets in Kowloon and the New Territories, operating under the trade name of "Citistore". Targeting young, fashion-conscious customers, "Citistore" also brought on stream two specialty shops, namely id:c and Basic House, selling trendy Korean and Japanese fashion. During the period under review, profit contribution from this retailing operation increased by 22% against an 8% growth in total revenue.

Construction and Property Management

The Group always puts customers first and the "people-oriented" green concepts have been adopted throughout the construction process. All the Group's developments boast state-of-the-art facilities as well as environmentally friendly features, enabling customers to enjoy the truly innovative and high-quality products.

The early involvement of the construction division during the planning stage of projects ensures that more professional expertises can be drawn, whilst project costs can also be better evaluated and controlled. As a result, more resources can be spared for building materials, raising the quality of the Group's developments ever higher.

In order to propel the Group's development, the construction division regularly provides training and seminars to its staff at all levels, whilst the latest technology and devices are also being constantly introduced. They gained wide recognition for their excellence in project management, quality control and site safety. Honours awarded in this period included the "Quality Building Awards" from nine building-related professional bodies, "Considerate Contractors Site Award" from the Development Bureau of the Hong Kong SAR Government and "Proactive Safety Contractor Award" from The Hong Kong Construction Association Limited.

The Group cares not only for its own products, but also the development of the whole industry. The General Manager of the Construction Department of the Company currently serves as the Permanent Supervisor of The Hong Kong Construction Association Limited and helps supervise its operation. He is also the Chairman of the Construction Industry Council Training Academy, fostering the professionalism and setting the standard for craft accreditation in the industry. In order to promote mutual understanding between Hong Kong and mainland China over the issues of building, construction training and site safety, meetings with the Ministry of Housing and Urban-Rural Development were also regularly initiated.

Through its property management arms, Hang Yick Properties Management Limited and Well Born Real Estate Management Limited, the Group fulfills its pledge of offering high quality services to customers and a total of 128 accolades were achieved during the period. These included the "Q-Mark Service Scheme certification" and "The Best Brand Enterprise Award" from the Hong Kong Productivity Council, reaffirming their unrivalled service quality and leadership in the sector. Their excellent property management services not only enhance the quality of life for occupants, but also add value to the properties they manage. Their unflagging efforts in promoting green lifestyle and sustainable living environment have paid off with many properties under their management given awards on waste recycling and energy conservation.

Sharing the Group's deep-seated corporate culture, these two property management subsidiaries have a strong sense of devotion and social responsibility and this tradition has earned them the "Outstanding Award for Employers" from the Employees Retraining Board, in addition to being each individually named as a "Caring Company" in recognition of their social commitment. Their staff also actively organized numerous charitable activities in their spare time and won the "Highest Voluntary Service Hours Award" for five consecutive years.

In order to support the Group's mainland expansion and to enhance the Group's reputation as a quality developer in mainland China, these property management companies are poised to replicate their Hong Kong successes on the mainland. During the period under review, they assigned a professional team to oversee the handover arrangement of Hengli Bayview, a residential development in Guangzhou completed in February 2008. Such initiatives won high praise from the mainland home-buyers, whilst their comments and feedbacks help the Group track the evolving demand and trends in the mainland market.

Business in Mainland China and Macau

In early 2008, stringent and proactive austerity measures implemented by the Central Government, aimed at preventing the overheated property market from becoming a speculative bubble, have taken effect and housing prices in mainland China fell from the peak in 2007 to a more reasonable level. Such cooling down effect, however, has been intensified in the second half of 2008 when the global financial turmoil began to take its toll on mainland China's economic growth and the purchasing power of the general public. These, together with the wait-and-see view taken by some home-buyers for any further change in policy initiatives, put the property market into the doldrums with a general decline in both transaction volume and transacted prices. As such, the total area sold for the commodity residential housing was down by 21% in 2008, whilst those cities with the strongest price rally in the previous year posted the biggest fall in transaction volume.

In contrast with over-investment in 2007, 2008 was a difficult year with a retreat in transaction volume. The housing demand was far short of the supply even though the development areas have been scaled down for consecutive months. Likewise for the land market, incidents of calling off were repeatedly recorded even though fewer land auctions were held by the local governments from the second half of 2008 onwards. For those land lots which were successfully sold, transactions were mostly recorded at the reserve price, whilst some buyers had to surrender the sites afterwards. In view of the worsening property sale in the third quarter of 2008, the Central Government made suitable relaxation to the macro-economic control measures in the fourth quarter of 2008 with the property-related taxes either reduced or exempted. In order to give a further boost to housing demand, the People's Bank of China has also cut the deposit and loan benchmark rates consecutively since September 2008. Following the rate and price cuts, affordability of home-buyers has improved substantially with the overall market sentiments stabilized.

To cope with the market changes, the Group has flexibly adjusted its development strategy towards the mainland property market. After mid-2007 when irrational land hoarding was seen in the property market, the Group did not participate in the fierce bidding and so there was no substantial addition to the Group's land reserve. The recent renewed negotiations for better terms amid the market downturn also slowed the Group's pace to reach the land bank target. Meanwhile, the Group's residential properties under development, which are mostly located in the city centres and their peripherals with high-end to mid-tier market positions, differentiate themselves significantly from the local government's low-rent or subsidised welfare housing through a greater emphasis on the design, layout and the provision of comprehensive facilities. Yet, in order to prudently prepare for the challenges ahead, the development progress for their first phase of development would be slightly postponed, whilst the scale of the pre-sale launch as well as design of the housing units would also be adjusted accordingly.

Notwithstanding such challenging environment, encouraging response was received for the re-launch of Hengli Bayview in Guangzhou, with its remaining 240 residential units nearly fully snapped up. As a result, the Group's attributable property sales in mainland China for the six months ended 31 December 2008 amounted to HK$187 million. The Group's 3.1 million-square-foot rental portfolio in mainland China also fared well, with the attributable gross rental income and net rental income growing by 19% to HK$150 million and 18% to HK$92 million, respectively, during the period under review. The Group's property leasing in Shanghai continued to perform well, despite growing supply in Pudong and the global financial tsunami. By the end of the review period, the shopping arcade at Skycity was 97% let, whilst the leasing rate for Grand Gateway Office Tower II, which houses many multinational corporations such as Microsoft, Adidas, and Yam! Brands Inc., was over 93% occupied with the average rental for new lease or lease renewal exceeding the threshold of RMB11 per square metre per day. The Beijing Olympic Games in August 2008 was the impetus for higher shopper traffic at the retail podium of Beijing Henderson Centre, whilst the Hengbao Plaza in Guangzhou recorded a 45% period-on-period growth for its rental income with the leasing rate close to 90% in December 2008.

In July 2008, the Group entered into a joint venture agreement with Sun Hung Kai Properties and Wharf on a 30:40:30 ownership basis to jointly develop a prime commercial site of approximately 1,860,000 square feet in Dongda Avenue in Chengdu, the capital city of Sichuan Province. Superbly located in Jinjiang District with easy accessibility from two subway lines, which are either under construction or under planning, the Dongda Avenue development will offer an office tower, a five-star hotel, a high-end shopping centre with international retailers and luxury residences. Upon completion, a total gross floor area of over 11,200,000 square feet will be provided, of which about 3,400,000 square feet is attributable to the Group.

During the period, the Group revised its strategy and reshuffled the business portfolio in Changsha so as to concentrate more of its efforts on the large-scale developments in this populous capital city of Hunan Province. The acquisition of a residential project in Kaifu District, which has a site area of about 830,000 square feet, was abandoned. Meanwhile, the Group's joint venture company acquired a parcel of land of about 620,000 square feet in the Gaoling area in the same district for a consideration of about RMB62.7 million in December 2008. This, together with the adjacent land lot with a site area of about 3,900,000 square feet acquired in October 2007 for a consideration of about RMB350 million, will be jointly developed into a large-scale residential community. Preliminary planning is now underway and a total gross floor area of about 6,700,000 square feet of high-end residences will be completed in phases, of which 55% or approximately 3,700,000 square feet is attributable to the Group. This Gaoling project will work hand-in-hand with the 7,800,000-square-foot Arch of Triumph of Xingsha Town to meet the local preference for large-scale self-contained community in Changsha.

With the addition of the above projects, the Group's land bank in mainland China increased to approximately 116.9 million square feet in developable gross floor area by the end of December 2008, of which around 77% was earmarked for residential development for sale, 11% for office space, 9% for commercial space and 3% for clubhouse and other communal use.

Property under development or held for future development

		Group's share of developable gross floor area* (million square feet)
Prime cities		
Beijing		2.1
Shanghai		2.3
Guangzhou		15.4
	Sub-Total:	**19.8**
Second-tier cities		
Changsha		10.8
Chengdu		3.3
Chongqing		6.6
Nanjing		2.4
Shenyang		21.3
Suzhou		17.0
Xian		20.7
Xuzhou		5.3
Yixing		9.7
	Sub-Total:	**97.1**
	Total:	**116.9**

* *Excluding basement areas and carparks*

Usage of development land bank

	Developable gross floor area (million square feet)	Percentage
Residential	90.5	77%
Office	12.9	11%
Commercial	10.4	9%
Others (including clubhouses, schools and community facilities)	3.1	3%
Total:	**116.9**	**100%**

As reported previously, the Group adopts a two-pronged strategy in its business development in mainland China. In the prime cities, the Group targets those prime sites with heavy pedestrian flow and easy access for development into large-scale complexes of exceptional design and quality. In the second-tier cities, which are mostly provincial capitals or municipalities with a preponderance of middle class residents, the Group focuses on developing large-scale developments so as to achieve an efficient use of land as well as long-term appreciation in property value. In each of these two areas, this strategy was taking hold during the period under review.

Progress of major development projects in prime cities

World Financial Centre in Beijing's bustling Chao Yang Central Business District was completed in January 2009, setting a new benchmark for top-quality and sustainable commercial developments in Beijing. Designed as twin "crystal jewel boxes" by the internationally-acclaimed Cesar Pelli, the architect of Hong Kong's International Finance Centre, World Financial Centre is the first international Grade-A office complex in Beijing. In addition to its cutting edge technology and distinctive facilities, this 2.13 million-square-foot office complex also incorporates a wide array of innovative energy-efficient features, which has earned it the top "Platinum HK-BEAM (Building Environmental Assessment Method) Provisional Certificate". These superior environmental credentials and building specifications have met all the demanding technical and infrastructural requirements of its prospective tenants, leading to an encouraging response for its leasing. Over 150,000 square feet of space has already been leased by multinational corporations, international organizations and famous western catering groups, whilst 440,000 square feet out of the remaining 1,980,000 square feet is now under active leasing negotiations. Meanwhile, an underground shopping mall with a gross floor area of about 42,000 square feet is also under leasing negotiations.

In Shanghai, all the Group's development properties are located in Puxi, an old-established business area with a more balanced supply of office space as compared to Pudong. The project at Lot 155 Nanjing Road East, which is located right at the start of the pedestrian walking avenue near the Bund, is being developed into a Grade A office building and shopping arcade with a 17-storey tower over five levels of podium. Façade for this 730,000-square-foot development is designed by the world-renowned Tange Associates of Japan, whilst its four-level basement, which provides an additional gross floor area of about 300,000 square feet, will house an interchange for two major subway lines, as well as some car parking spaces and commercial areas. It is due for completion in early 2010, in time to capture the opportunities offered by World Expo 2010 and pre-leasing work has already commenced. For the project at Lot 688 Nanjing Road West whose quartz-like façade is also designed by the world-renowned Tange Associates, it will provide an aggregate gross floor area of approximately 700,000 square feet comprising a 22-storey office tower plus a 2-level retail podium. The two development projects in Zhabei District also progressed well: the project at 130-2 Tianmu Road West, which will be held for rental purpose upon its completion in late 2009, boasts approximately 370,000 square feet of office space and 60,000 square feet of retail area. Its neighbouring project at 147 Tianmu Road West, which offers a total gross floor area of about 410,000 square feet, is scheduled for completion in the second quarter of 2011.

Progress of major development projects in second-tier cities

In Changsha, for the Arch of Triumph which is close to the scenic Song Ya Lake of Xingsha Town, there will be approximately 7,800,000 square feet in gross floor area of deluxe apartments, community facilities and amenities to be built in three phases, providing homes for over 4,000 families. Construction work for the first batch of residential units with a total residential gross floor area of about 1,400,000 square feet, together with commercial area and clubhouse, has already started since October 2008 with completion due in the first quarter of 2010.

In Chongqing, the Group has two spectacular projects so as to cater to different customer preferences and to benefit from scale economy. For the Nan'an District Riverside Development, a prime site on the banks of Yangtze River with a scenic park nearby will be developed into 3,000 high-end residences, supported by a shopping centre, a kindergarten and clubhouse facilities. To support government's call for improving the city skyline under the new "Two-River and Four-Shore" policy, its development plan has been revised and this project will be completed in phases providing a total gross floor area of about 3,750,000 square feet. For the first phase of about 390,000 square feet in gross floor area comprising about 340,000 square feet of residential development and 50,000 square feet of commercial facilities, the site work will commence by the fourth quarter of 2009 with scheduled completion by the fourth quarter of 2011. It will be launched for pre-sale in the first quarter of 2010. The Group has another project in Erlang Phoenix Area, which is well-connected by the Chengdu-Chongqing Expressway with many scenic attractions such as Caiyun Lake and Taohua Brook in the proximity. Comprising residential apartments, clubhouse, a kindergarten and shopping facilities, the Group's comprehensive community in this Erlang Phoenix Area will have a total gross floor area of over 2,800,000 square feet, providing homes to 2,000 families on completion. Construction for the Phase I development will kick off by the second quarter of 2009, providing a total gross floor area of about 280,000 square feet upon its completion by late 2010. Marketing of the first phase residences will start in the fourth quarter of 2009.

In Nanjing, a land lot of about 500,000 square feet in Qixia District is earmarked for a luxurious residential development with a total gross floor area of about 900,000 square feet. Located in the downtown area within walking distance from the Maigaoqiao subway station, this project will be complemented by commercial area and community conveniences such as healthcare, cultural and sports facilities of the District. Following the commissioning of its nearby road network, construction will commence in the fourth quarter of 2009 and part of its Phase I development is scheduled for completion by the second quarter of 2011. Pre-sale is expected to be launched in the second quarter of 2010. The Group's another land parcel in Xianlin New District, which is located at the north-eastern part of the Nanjing city, boasts a site area of about 1,600,000 square feet and offers a total gross floor area of about 1,700,000 square feet. This site is planned to be developed into a high-end residential project, complemented by facilities such as a nursery, amenities and a community centre. With the relocation of colleges and universities into the district and the completion of Xianlin subway station in the near future, this well-known university town's community facilities and transportation network will be further enhanced. Construction for its Phase I development is scheduled to commence in the fourth quarter of 2009 and it is planned for completion by the first quarter of 2011. Pre-sale is expected to be launched in the second quarter of 2010.

In Shenyang, two adjoining sites in the downtown area of Shenyang Finance and Trade Development Zone with an aggregate land area of over 500,000 square feet will be developed into Shenyang International Finance Centre. The whole project, located near the subway station in the proximity of the railway terminus, will comprise three mega towers for offices, serviced apartments and a hotel resting on a retail podium, providing a total gross floor area of 5,700,000 square feet upon completion in late 2014. Aedas Limited is tasked with designing the master plan, whilst Pei Partnership Architects, a firm closely associated with the world-renowned architect, I.M. Pei, has been appointed as the design architect for the 89-storey office tower, which will be the tallest building in northeast China. Meanwhile, in the scenic Shenyang Puhe New District Development with the beautiful natural environment of Yueya Lake in the proximity, a land lot of about 3,730,000 square feet on the northern banks of Pu River, together with three parcels of vacant land at the opposite side of the river with a total site area of about 4,090,000 square feet, will be jointly developed into a large-scale low rise residential community, extending to the high-rise residential clusters near to the hills on two sides. The amended master layout planning and design has reached the final stage.

In Suzhou, a 3,200,000-square-foot residential land lot in Xiangcheng District with a planned gross floor area of about 6,800,000 square feet, together with its neighbouring commercial land parcels which have an aggregate gross floor area of over 10,000,000 square feet against their total site area of about 1,600,000 square feet, will be jointly developed into a large-scale self-contained community. As the city's north-south bound thoroughfare "Ren Min Road North" has been extended to the site in late 2008 and whilst more connecting trunk roads and subway system are now either under construction or planning, this project will enjoy excellent accessibility to the city centre. The whole project calls for a contemporary water-themed planning design and the world-renowned Aedas Limited has been appointed as the design architect for its residential development. The construction for the first batch of about 500 luxury residences with a total gross floor area of about 670,000 square feet will commence by the third quarter of 2009 and it is planned for completion by the first quarter of 2011. It will be launched for pre-sale in the fourth quarter of 2009.

In Xian, La Botanica is a joint venture project owned by the Group and Temasek Holdings (Private) Limited of Singapore on a 50/50 basis. Located within the scenic Chan Ba Ecological District with easy access to the city centre via the Third Ring Road East and by subway-which are both under construction, this riverside community project will provide a total gross floor area of about 33,000,000 square feet upon completion in late 2016, of which over 80% is designated for residential use providing homes to over 25,000 families. Meanwhile, it will also boast international schools and hospital. Construction work for its Phase 1A development is in progress and upon completion in the third quarter of 2010, it will provide a total gross floor area of approximately 1,200,000 square feet for about 1,000 households. Pre-sale for this phase of residences is scheduled for the third quarter of 2009. The Group's other residential project in Xian is located at Jin Hua North Road, which is part of the main artery of Second Ring Road East. With the planned subway system in the proximity, the entire project will have a total gross floor area of 4,200,000 square feet and high rise apartment towers will be built around its spacious greenery and residents' clubhouse, offering spectacular views to about 3,000 households. Construction of the first phase of about 410,000 square feet will commence in mid-2009, which is scheduled for completion in the second quarter of 2011.

In Xuzhou, the Xuzhou Lakeview Development is situated in the scenic Dalong Lake area, which houses the new headquarters of the municipal government. The whole project, with a total residential area of about 4,500,000 square feet and 600,000 square feet of commercial space, will be developed in four phases. With the approval of the conceptual master layout plan which was prepared by Aedas Limited, construction will commence in mid-2009 and the first phase of 480,000 square feet of residences will be completed in mid-2010. Marketing for this first phase of residences is scheduled to take place in the third quarter of 2009.

In Yixing, a prime site in an island with a land area of about 400,000 square feet will commence its foundation work in April 2009. With its single-phased completion by April 2011, there will be low-density luxury residences, mid and high-rise apartments and a residents' clubhouse, all providing a total gross floor area of about 700,000 square feet. This project is planned to make its first foray into the market at the end of 2009. For the other piece of land located on the lakefront in this city's Donggui New District with a site area of about 5,600,000 square feet, it will be developed into a residential project with a total gross floor area of about 9,000,000 square feet comprising luxury residences in low and high-rise apartments. Construction of the first phase of development will commence by the fourth quarter of 2009 and will be completed in the second quarter of 2011, producing residences with a total gross floor area of about 380,000 square feet. Pre-sale is expected to be launched in the fourth quarter of 2009.

Joint-Venture Development in Macau

In April 2005, the Group entered into an agreement to jointly develop a large-scale waterfront site with a land area of approximately 1.45 million square feet in Taipa, Macau. The project is still under application for land-use conversion with the total gross floor area to be finalized.

Henderson Investment Limited ("HIL")

For the six months ended 31 December 2008, the unaudited consolidated profit of this group attributable to equity shareholders amounted to HK$61 million compared to HK$35,332 million (restated) for the same period a year ago. The decrease in profit was mainly due to the recognition of a one-off gain of HK$35,265 million from discontinued operations during the corresponding period in 2007. Thus, the profit of this group attributable to equity shareholders from continuing operations for the six months ended 31 December 2008 amounting to HK$61 million showed a decrease of HK$6 million or 9% as compared with that of HK$67 million (restated) (after excluding the one-off gain from discontinued operations) for the corresponding period in 2007, reflecting a decline in bank interest income earned by this group.

After divesting its entire interest in The Hong Kong and China Gas Company Limited to Henderson Land Development Company Limited in December 2007, this group by the end of review period owned a 60% interest in Hangzhou Qianjiang Third Bridge and a 49% interest in Maanshan City Ring Road.

Driven mainly by the increase in traffic volume of Hangzhou Qianjiang Third Bridge and the appreciation in the value of Renminbi against Hong Kong dollars during the period under review, this group posted a turnover of HK$156 million for the six months ended 31 December 2008, representing an increase of 21% compared to the same period in 2007. Hangzhou Qianjiang Third Bridge reported a strong growth of 25% in toll revenue to HK$126 million, whilst toll revenue for Maanshan City Ring Road also increased by 7% to HK$30 million during the period under review.

As announced on 12 March 2009, a 70%-owned subsidiary of HIL had entered into an agreement with the joint venture partner of Maanshan Huan Tong Highway Development Limited (the "Maanshan Highway JV", being the joint venture engaged in the operation of Maanshan City Ring Road) to sell the entire 70% equity interest in the Maanshan Highway JV held by that subsidiary to the Maanshan Highway JV partner for a consideration of RMB122 million. It is estimated that, based on the carrying value of HIL's interest in the Maanshan Highway JV at 30 June 2008, HIL would recognize a gain on disposal in the amount of approximately HK$42.1 million (which figure is subject to finalization upon completion of the transaction), based on the consideration of RMB122 million to be received and such carrying value after taking into account the distributions from profits after taxation for 2007 and 2008 of the Maanshan Highway JV.

On the other hand, as stated in the announcement dated 9 January 2009, HIL was informed that the joint venture partner of Hangzhou Henderson Qianjiang Third Bridge Company, Limited (the "Third Bridge JV", being the joint venture engaged in the operation of Hangzhou Qianjiang Third Bridge) had decided to discontinue the negotiations for the acquisition of HIL's entire 60% equity interest in the Third Bridge JV.

This group considers that its investment in Hangzhou Qianjiang Third Bridge would continue to provide a satisfactory return given its prime location in Hangzhou. With a strong financial position, this group will look for appropriate and quality projects in order to expand its portfolio and maximize shareholders' value.

Associated Companies

The Hong Kong and China Gas Company Limited ("Hong Kong and China Gas") reported HK$4,302.5 million in profit after taxation attributable to shareholders for the year ended 31 December 2008, a decrease of HK$4,967.1 million compared to 2007 which comprised a total non-recurrent gain of HK$6,280.1 million arising from the acquisition of shares in Panva Gas Holdings Limited ("Panva Gas") by way of asset injection, as well as the profit from the sale of properties and a revaluation surplus from the International Finance Centre ("IFC") complex. In comparison, non-recurrent gain amounted to HK$1,299.3 million only in 2008. During the year under review, this group invested HK$2,895.0 million in gas and water pipelines and facilities in Hong Kong and mainland China.

(I) **Gas business in Hong Kong**

Total volume of gas sales in Hong Kong for 2008 increased by 2.0% mainly attributable to a rise in residential and restaurant consumption. As at the end of 2008, the number of customers was 1,672,084, an increase of 25,592 compared to 2007. Total appliance sales also grew by 4.6% compared to 2007 due to the introduction of more new products, expansion of sales channels and strengthening of market promotions.

As a result of the implementation of a dual naphtha and natural gas feedstock mix in October 2006, feedstock costs have decreased to the benefit of customers. Despite a recent substantial decrease in international oil prices, the price of natural gas imported by this company is still lower than the market rate. However, as the local gas market is maturing and operational costs have been rising for some time because of inflation, Hong Kong and China Gas raised the standard gas tariff, which had been frozen for ten years, by HK0.3 cents per MJ on 1 October 2008.

Construction of a 24 km transmission pipeline in the eastern New Territories was completed in 2008. Laying of a 15 km pipeline, to bring natural gas from Tai Po to Ma Tau Kok gas production plant to partially replace naphtha as feedstock for the production of town gas, is progressing well. Construction of a 9 km pipeline in the western New Territories is also in progress. In tandem with the government's South East Kowloon development plan, planning for a pipeline network for this region is in progress.

(II) **Business Development in mainland China**

The acquisition of Panva Gas in March 2007 injected an additional 25 piped city-gas projects into Hong Kong and China Gas. Panva Gas is now known as Towngas China Company Limited ("Towngas China", stock code: 1083) with its 45.63% interest currently held by Hong Kong and China Gas. In 2008, Towngas China booked a profit of HK$202 million, an increase of 40.0% over 2007 and its credit rating was upgraded by Standard and Poor's Rating Services ("Standard & Poor's") in August 2007 and by Moody's Investors Service ("Moody's") in April 2008. During the year, Towngas China established new piped city-gas joint ventures in Huangshan city, Anhui province and in the Jinhai Economic Zone in Shenyang, Liaoning province. It has also recently signed agreements to acquire piped city-gas projects in Chiping, Shandong province and in Xinjin and Xindu, Sichuan province.

During the year under review, Hong Kong and China Gas established a joint venture for developing piped city-gas projects in several regions of Hainan province. It also established piped city-gas projects in the Dalian Economic and Technical Development Zone and in Changxingdao, Dalian in Liaoning province. Including those of Towngas China, Hong Kong and China Gas currently has 71 piped city-gas projects in mainland cities spread across 15 provinces/ municipalities.

Hong Kong and China Gas's midstream natural gas projects include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province, as well as a joint venture that invests in the construction of natural gas pipelines and the exploitation of gas fields in Jilin province. Hong Kong and China Gas also operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Jiangsu province.

To sum up, Hong Kong and China Gas currently has 86 projects spread across 18 provinces/municipalities/ autonomous regions, encompassing upstream, midstream and downstream natural gas sectors (including piped city-gas projects of Towngas China), the water supply and wastewater treatment sector, natural gas filling stations and emerging environmentally-friendly energy projects.

(III) Environmental Investment Business of ECO

Through the wholly-owned subsidiary ECO Environmental Investments Limited and its subsidiaries (together known as "ECO"), Hong Kong and China Gas also develops clean and emerging environmentally-friendly energy projects. Profit from ECO's dedicated liquefied petroleum gas filling stations increased significantly in 2008 compared to 2007. Its North East New Territories landfill gas treatment facility is also operating well and treated landfill gas is transported to Tai Po gas production plant via a dedicated pipeline to partially replace naphtha as a fuel for town gas production.

ECO has signed a 40-year franchise agreement with the Airport Authority Hong Kong to design, construct and commission a permanent aviation fuel facility for the supply of aviation fuel to Hong Kong International Airport. The facility will consist of a large-scale tank farm for storage of aviation fuel served by tanker jetties. Construction is on schedule and the project is expected to be commissioned by late 2009. ECO has also concluded an agreement with the Airport Authority Hong Kong to develop a second-phase facility comprising another bunded area for additional tank storage capacity; commissioning is expected by the end of 2010.

Its first coalbed methane liquefaction facility on the mainland is located at Shanxi province. Phase one was commissioned during the fourth quarter of 2008. ECO is also making plans to run a coal-based chemical project in Erdos, Inner Mongolia. ECO has signed agreements to invest in coal mining and coking plant projects in Fengcheng, Jiangxi province. In Shaanxi province, ECO commissioned a compressed natural gas filling station, the largest of its kind on the mainland, during the third quarter of 2008.

(IV) Property developments

For each of the Grand Promenade and Grand Waterfront property development projects, over 95% of their total residential floor areas had been sold by the end of December 2008. For property leasing, the Group has an approximately 15.8% interest in the IFC complex in its rental portfolio, in addition to the commercial area of the Grand Waterfront.

Inaugural offering of US$1 billion guaranteed notes

HKCG (Finance) Limited, a wholly-owned subsidiary of Hong Kong and China Gas, issued and sold US$1 billion (equivalent to approximately HK$7.8 billion) Reg S/Rule 144A Guaranteed Notes (the "Notes") in August 2008. Listed on The Stock Exchange of Hong Kong Limited on 8 August 2008 (stock code: 4303), the Notes are guaranteed by Hong Kong and China Gas and were issued at a fixed coupon rate of 6.25% per annum at an issue price of 99.319% with a maturity of 10 years. The transaction was the largest investment grade corporate debt issue from Asia in 2008. A credit rating of A1 (stable) was assigned to the Notes by international rating agency Moody's and A+ (stable) by Standard and Poor's. The net proceeds will be applied towards refinancing part of the existing indebtedness of Hong Kong and China Gas, funding its capital expenditure, or for general corporate purposes.

Hong Kong Ferry (Holdings) Company Limited ("Hong Kong Ferry") reported a loss attributable to shareholders of HK$526 million for the year ended 31 December 2008, compared with the consolidated profit after taxation in 2007 of HK$385 million. This was mainly attributed to the decrease in the sales of the residential units in Metro Harbour View and MetroRegalia, whereas its investments in equity-linked notes also recorded a marked-to-market loss of HK$610 million as at 31 December 2008. When compared with the relevant book costs, the equity-linked notes showed a deficit of HK$444 million as at the year end.

During the year, this group recorded a total gross profit of approximately HK$43 million from the sale of all the remaining 18 residential units at Metro Harbour View and MetroRegalia. On the property investment front, rental income from the commercial arcade of Metro Harbour View amounted to approximately HK$34 million for the year, with an occupancy rate of approximately 88% at the end of the year. Rental income derived from the shops of MetroRegalia, which were fully let during the year, amounted to approximately HK$1.3 million.

Since the issue of the occupation permit of "Shining Heights" was delayed, the sale of its first batch of residential units was deferred until the end of February 2009 and 80 residential units have been sold, amounting to approximately HK$370 million. The project is a 60-storey building, 700 feet high, with a gross floor area of approximately 336,000 square feet. It is the highest building in the district, whilst its spacious clubhouse of approximately 30,000 square feet also has comprehensive facilities, including Star Theatre with the latest Stewart 138" perforated curve screen. For the project of 6 Cho Yuen Street, Yau Tong, the superstructure has been completed. The total gross floor area is approximately 165,000 square feet, comprising 140,000 square feet for residential use and 25,000 square feet for non-residential use. The occupation permit has just been issued and the project was currently undergoing interior decoration. The revenue from sale of flats of "Shining Heights" and Cho Yuen Street in Yau Tong will be the major source of income for its current financial year.

Turnover for harbour cruise operations, vehicular ferry operations and shipyard operations increased by 13%, 11% and 34% respectively. As a result, the Ferry, Shipyard and Related Operations recorded a profit of approximately HK$3.4 million. The Hotel Operation recorded a deficit of HK$2.3 million due to renovation of the old wing of Silvermine Beach Hotel. The Travel Operation also recorded a loss of HK$3.8 million.

For Central Pier Litigation, the case was heard in the Court of Appeal in March 2008 and judgment was handed down soon thereafter. Prior to the conclusion of the second trial, which was scheduled to take place in November 2008, the parties signed a consent summons on 20 November 2008 for the complete settlement of the Action (including the counterclaim) with this group agreeing to pay the Government a sum of HK$125 million (inclusive of interest and legal costs). It is within the amount of HK$160 million provided in the accounts for this group's potential liability in respect of the Government's claims and a sum of surplus provision HK$23 million had been written back as a profit item of this group in the financial year ended 31 December 2008.

Miramar Hotel and Investment Company, Limited ("Miramar") recorded HK$122 million in unaudited profit attributable to shareholders for the six months ended 30 September 2008. Excluding the drop in fair value of its investment properties and impairment loss in available-for-sale investments of approximately HK$38 million and HK$8 million, respectively, the unaudited profit before taxation amounted to HK$188 million, representing a decrease of 4%.

In April 2008, the first batch of 120 guest rooms in its flagship Tsim Sha Tsui hotel in Nathan Road were closed down for remodelling, following on from the earlier transformation of public spaces such as the hotel lobby and the Grand Ballroom. With these 120 rooms reopened in August 2008, all the remaining guest rooms were closed down for the second phase of room remodelling, which is still ongoing. The hotel makeover during the period under review resulted in a temporary drop in capacity at the hotel.

With the opening of the first batch of new rooms in August 2008, this group relaunched the entire venue with a totally new image and "Hotel Miramar" was renamed "The Mira, Hong Kong". Higher room rates and better returns on events held in the Grand Ballroom are beginning to have a positive effect on revenues. Its new restaurant named Yamm which is adjacent to the Hotel lobby also becomes a city favourite.

One of the main features yet to be completed is a unique designer garden in the inner courtyard of the building, as well as the exclusive suites surrounding the garden. The façade of the hotel will also be modernized. The recent fall in material prices and construction costs is opportune and would benefit the renovation project in its later stage.

This group's property business performed well during the period under review and many of its retail and office leases were renewed when Hong Kong's property market was still strong. For its food and beverages operations, this group remains fully committed to emphasizing the uniqueness of its food and beverages operations and the exceptional standards of food quality and service so as to maintain its niche in a competitive marketplace. At the same time, it also focuses on boosting efficiency and controlling costs wherever possible.

This group's travel business continues to offer important synergies with the rest of its hospitality, tourism and leisure activities. Its development over the past few years has not only given customers a much wider range of travel options, but also led to increasing margins on package tours and a significant boost in turnover.

Prospects

The financial tsunami which erupted last September has brought in its wake instability of the global financial system, a severe and ongoing credit crunch and a sharp contraction in the global economy. Financial institutions in the mainland, however, are less directly affected and the Central Government, on the back of its huge monetary reserve, has promptly implemented a series of stimulus measures to revive its major industries, improve the livelihood of farmers, promote infrastructure development and preserve employment, which are all essential to increase domestic consumption. Its efforts to boost bank lending so as to support economic growth are beginning to bear fruit. With mainland China as its hinterland and a pledge from the Central Government to support its economic development, Hong Kong is in a better position to face the financial tsunami, especially given its relatively sound financial system.

The current low interest rate environment in Hong Kong, as well as intensifying competition among leading banks for mortgage business, will be conducive to the sale of the Group's luxurious developments (such as The Beverly Hills Phase 3, 11, 12, 12A, 12B Headland Road, No. 39 Conduit Road and Shatin Town Lot 539) and other residential projects (such as projects in Tong Yan San Tsuen and Fanling Sheung Shui Town Lot 231).

In mainland China, the Group's properties under development are mostly targeted at end-users, whose affordability for home purchase is expected to grow in line with the continued increase in household income and the successive rise in savings rate in the mainland. With the relaxation of credit for home purchase in late 2008, the lowering or exemption of taxes related to property transactions, and the consecutive interest rate cuts by the People's Bank of China, the property market has become stabilized with a recent increase in transaction volume, despite a wait-and-see attitude adopted by home-buyers waiting for a better bargain.

Looking ahead, oversupply would continue to plague the mainland property market in 2009 and, for some cities, this problem would be more acute. However, with the timely adjustment by the Central Government to its policy towards the real estate sector, namely, from curbing overheating in the first half of 2008 to ensuring a steady growth in the latter part of the year, this pillar industry is expected to make a major contribution to the country's economic growth going forward. Despite an imbalance of supply over demand in most cities, for property projects that are reasonably priced, the response from price-conscious buyers is still encouraging. It is expected that the introduction by the Central Government of new series of favourable policies, coupled with further adjustments in both selling price and interest rate, would help to improve the affordability and rebuild the confidence of home-buyers. This would lead to an increase in transaction volume, providing an impetus for a recovery of the property market.

In 2009, the Group plans to launch the sale or pre-sale of a number of projects, including the Arch of Triumph in Changsha, La Botanica in Xian, as well as those projects in an island and Donggui New District of Yixing, Erlang Phoenix Area of Chongqing, Xiangcheng District of Suzhou and the Lakeview Development of Xuzhou, with an aggregate developable gross floor area of about 5,200,000 square feet for their first phases of developments. Given the strong potential demand for housing, the Group remains highly confident of the long-term development of the property market in mainland China. With timely and effective policies introduced by the Central Government and pragmatic lending by banks, which are all conducive to the healthy development of the property market, the Group will continue to look for land sites in downtown locations which show excellent value-accretive potential.

On the property investment front, both rental income and occupancy rate are expected to be under greater pressure in the first half of 2009 given the current gloomy market outlook in Hong Kong. However, the Group's shopping malls are mostly located at the populous new towns, where the purchasing power particularly for daily necessities is less severely impacted. Meanwhile, all the Group's newly-built rental properties, namely, The Pivot, Kwun Tong 223 and 78 Hung To Road would benefit from the prevailing gradual shift of office demand to Kowloon East. As such, the Group remains cautiously optimistic for the total rental income in Hong Kong for the twelve months ending 30 June 2009. In mainland China, World Financial Centre in Beijing was completed in January 2009, expanding the Group's mainland rental portfolio to 5.2 million square feet of gross floor area. With the addition of this 2.1 million square feet (in gross floor area terms) international Grade-A office complex, rental income in mainland China is set to increase further.

Excluding the contribution from the Group's three listed associates (namely, Hong Kong and China Gas, Hong Kong Ferry and Miramar), net rental income for the six months ended 31 December 2008 totalled HK$1,301 million, representing an increase of 10% over the corresponding period of the previous year. In respect of these three listed associates, excluding the Group's attributable share of change in fair value of investment properties (net of deferred taxation) held by these companies and non-recurrent items of gain or loss which are not related to their core business operations, the Group's share of their underlying post-tax profits in relation to core business operations amounted to HK$630 million for the period under review.

Over the past three decades, the Group has built up a sizeable portfolio of rental properties, as well as substantial investment in listed associates, both of which provide steady income streams to the Group. In the several down cycles in the past, including the Asian Financial Crisis in 1997 and the outbreak of SARS in 2003, the Group has been able to overcome one crisis after another, each time emerging stronger than ever. This was on account of the Group's firm foundation built on prudent financial disciplines and sound strategies, coupled with the tenacity and wisdom of the management team. With sizable and stable recurrent cash flows, abundant stand-by facilities and a strong balance sheet with a low gearing, the Group is well placed not only to face the challenges ahead but to seize emerging opportunities to expand its land bank and other investments, laying the foundation for further growth.

Condensed Interim Financial Statements

Consolidated Profit and Loss Account – unaudited

	Note	For the six months ended 31 December 2008 HK$ million	2007 (restated) HK$ million
Turnover	3	**4,819**	8,409
Direct costs		**(2,339)**	(4,517)
		2,480	3,892
Other revenue	4	**161**	153
Other net (loss)/income	4	**(23)**	119
Other operating (expenses)/income, net	5	**(215)**	93
Selling and marketing expenses		**(304)**	(587)
Administrative expenses		**(612)**	(616)
Profit from operations before changes in fair value of investment properties		**1,487**	3,054
(Decrease)/increase in fair value of investment properties	11(b)	**(2,646)**	4,153
(Loss)/profit from operations after changes in fair value of investment properties		**(1,159)**	7,207
Finance costs	6(a)	**(440)**	(269)
		(1,599)	6,938
Share of profits less losses of associates		**534**	1,934
Share of profits less losses of jointly controlled entities		**2,122**	2,198
Profit before taxation	6	**1,057**	11,070
Income tax	7	**159**	(1,181)
Profit for the period		**1,216**	9,889
Attributable to:			
– Equity shareholders of the Company		**1,171**	9,189
– Minority interests		**45**	700
Profit for the period		**1,216**	9,889
Interim dividend declared after the interim period end	8(a)	**644**	859
Earnings per share – basic and diluted	10(a)	**HK$0.55**	HK$4.69
Adjusted earnings per share	*10(b)*	***HK$0.65***	*HK$1.92*

The notes on pages 26 to 45 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Balance Sheet

	Note	At 31 December 2008 (unaudited) HK$ million	At 30 June 2008 (restated) HK$ million
Non-current assets			
Fixed assets	11	**57,200**	59,313
Intangible operating rights	11	**728**	749
Interests in leasehold land held for own use under operating leases		**996**	1,006
Interest in associates		**33,758**	33,993
Interest in jointly controlled entities		**15,898**	13,891
Derivative financial instruments	12	**527**	268
Other financial assets	13	**1,679**	2,164
Deferred tax assets		**152**	129
		110,938	111,513
Current assets			
Deposits for acquisition of properties		**3,506**	4,840
Inventories		**39,212**	37,624
Trade and other receivables	14	**5,261**	5,072
Cash held by stakeholders		**44**	154
Cash and cash equivalents	15	**20,108**	15,675
		68,131	63,365
Current liabilities			
Trade and other payables	16	**3,979**	4,589
Bank loans and overdrafts	17	**8,509**	3,307
Current taxation		**592**	879
		13,080	8,775
Net current assets		**55,051**	54,590
Total assets less current liabilities		**165,989**	166,103

Condensed Interim Financial Statements

Consolidated Balance Sheet (cont'd)

	Note	At 31 December 2008 (unaudited) HK$ million	At 30 June 2008 (restated) HK$ million
Non-current liabilities			
Bank loans	17	**28,193**	29,007
Guaranteed notes		**3,079**	3,312
Amount due to a fellow subsidiary		**3,433**	1,872
Derivative financial instruments	12	**1,072**	309
Deferred tax liabilities		**7,066**	7,441
		42,843	41,941
NET ASSETS		**123,146**	124,162
CAPITAL AND RESERVES			
Share capital		**4,294**	4,294
Reserves		**115,931**	116,902
Total equity attributable to equity shareholders of the Company		**120,225**	121,196
Minority interests		**2,921**	2,966
TOTAL EQUITY		**123,146**	124,162

The notes on pages 26 to 45 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Consolidated Statement of Changes in Equity – unaudited

	Note	For the six months ended 31 December 2008 HK$ million	2007 (restated) HK$ million
Total equity at 1 July			
– as previously reported		**124,198**	100,744
– effect of adoption of HK(IFRIC) – Int 12	2	**(36)**	(38)
– as restated		**124,162**	100,706
Net (loss)/income for the period recognised directly in equity:			
Exchange difference on translation of accounts of foreign entities		**(99)**	723
Cash flow hedges: effective portion of changes in fair value, net of deferred tax		**(420)**	–
Revaluation surpluses, net of deferred tax		**–**	16
Changes in fair value of available-for-sale equity securities		**(394)**	335
		(913)	1,074
Transfer from equity:			
Cash flow hedges: transfer from equity to profit or loss, net of deferred tax		**204**	–
Transfer to profit or loss on impairment of available-for-sale equity securities		**73**	–
Realisation of exchange reserve on disposal of subsidiaries		**–**	(14)
		277	(14)
Net profit for the period			
– as previously reported			9,888
– effect of adoption of HK(IFRIC) – Int 12			1
– net profit for the period (2007- as restated)		**1,216**	9,889
Total recognised income and expenses for the period		**580**	10,949

Condensed Interim Financial Statements

Consolidated Statement of Changes in Equity – unaudited (cont'd)

	Note	For the six months ended 31 December 2008 HK$ million	2007 (restated) HK$ million
Attributable to:			
– Equity shareholders of the Company		**532**	10,233
– Minority interests		**48**	716
		580	10,949
Dividends paid	8(b)	**(1,503)**	(1,360)
Dividends paid to minority shareholders		**(42)**	(164)
Distribution to minority shareholders	9	**–**	(14,930)
Increase in shareholdings in subsidiaries		**–**	10,142
Repayment to minority shareholders, net		**(51)**	(183)
Disposal of subsidiaries		**–**	(108)
Movements in equity arising from capital transactions:			
– Issue of shares		**–**	408
– Net share premium received		**–**	13,373
		–	13,781
Total equity at 31 December		**123,146**	118,833

The notes on pages 26 to 45 form part of these condensed interim financial statements.

Condensed Interim Financial Statements

Condensed Consolidated Cash Flow Statement – unaudited

	Note	**For the six months ended 31 December**	
		2008	2007
		HK$ million	HK$ million
Net cash used in operating activities		**(164)**	(2,227)
Net cash generated from/(used in) investing activities		**901**	(2,986)
Net cash generated from financing activities		**3,812**	7,571
Net increase in cash and cash equivalents		**4,549**	2,358
Cash and cash equivalents at 1 July		**15,583**	9,427
Effect of foreign exchange rate changes		**(80)**	152
Cash and cash equivalents at 31 December	15	**20,052**	11,937

The notes on pages 26 to 45 form part of these condensed interim financial statements.

Notes to the Condensed Interim Financial Statements (unaudited)

1 Basis of preparation

These condensed interim financial statements have been prepared in accordance with (a) the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; and (b) the same accounting policies as those adopted in the 2008 annual accounts (except for the adoption of HK(IFRIC) – Int 12 "Service concession arrangements" as set out in note 2), and comply with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They were authorised for issuance on 19 March 2009.

The preparation of the condensed interim financial statements in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis.

These condensed interim financial statements contain condensed consolidated accounts and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2008 annual accounts.

These condensed interim financial statements are unaudited, but have been reviewed by KPMG in accordance with Hong Kong Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the HKICPA. KPMG's review report to the Board of Directors is included on page 64.

The financial information relating to the financial year ended 30 June 2008 that is included in the condensed interim financial statements as being previously reported information does not constitute the Company's statutory consolidated accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 30 June 2008 are available from the Company's registered office. The auditor has expressed an unqualified opinion on those accounts in their report dated 18 September 2008.

2 Significant accounting policies

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards ("HKFRSs"), which term collectively included individual HKFRSs, HKASs and Interpretations, that are first effective or available for early adoption for the current accounting period of the Group. The Group has determined the accounting policies expected to be adopted in the preparation of the Group's accounts for the period ending 31 December 2009 on the basis of HKFRSs currently in issue. There have been no significant changes to the accounting policies applied in these condensed interim financial statements for the periods presented as a result of these developments, except for the adoption of HK(IFRIC) – Int 12 "Service concession arrangements" which affects the classification of the Group's toll bridge and retained profits in these condensed interim financial statements as listed below:

In prior years, the Group accounted for its toll bridge under public-to-private service concession arrangement as fixed assets. Following the adoption of HK(IFRIC) – Int 12, the Group's toll bridge has been reclassified from "Fixed assets" to "Intangible operating rights" and is accounted for as an intangible operating right to the extent that the Group receives a right (a license) to charge users of the public services. Amortisation is provided to write off the cost of the intangible operating right, using the straight-line method, over the operating period of the Group's toll bridge of 29 years. This change in accounting policy has been adopted retrospectively from the earliest period presented and comparative amounts have been restated.

Notes to the Condensed Interim Financial Statements (unaudited)

2 Significant accounting policies (cont'd)

The adoption of HK(IFRIC) – Int 12 results in the following financial impact:

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Balance sheet		
Increase in intangible operating rights	**548**	563
Decrease in fixed assets	**(583)**	(599)
Decrease in retained profits	**(23)**	(24)
Decrease in minority interests	**(12)**	(12)

	For the six months ended 31 December	
	2008 HK$ million	2007 HK$ million
Profit and loss account		
Increase in amortisation charge for the period	**21**	17
Decrease in depreciation charge for the period	**(22)**	(18)

The Group is in the process of making an assessment of what the impact of other amendments, new standards and new interpretations, which are not yet effective for the forthcoming accounting period and which have not been adopted in these condensed interim financial statements, is expected to be in the period of initial application. So far it has concluded that the adoption of HKFRS 8 "Operating segments" and revised HKAS 1 "Presentation of financial statements", which are effective for accounting periods beginning on or after 1 January 2009, may result in new or amended disclosures in the accounts. In respect of other amendments, new standards and new interpretations, the Group is not yet in a position to state whether they would have a significant impact on the Group's results of operations and financial position.

Notes to the Condensed Interim Financial Statements (unaudited)

3 Segmental information

An analysis of the Group's revenue and results by business segment during the period is as follows:

Business segments

The Group comprises the following main business segments:

Property development	:	development and sale of properties
Property leasing	:	leasing of properties
Construction	:	construction of building works
Infrastructure	:	investment in infrastructure projects
Hotel operation	:	hotel operation and management
Department store operation	:	department store operation and management
Others	:	provision of finance, investment holding, project management, property management, agency services, provision of cleaning and security guard services

Notes to the Condensed Interim Financial Statements (unaudited)

3 Segmental information (cont'd)

Business segments (cont'd)

For the six months ended 31 December 2008

	Property development (note (i)) HK$ million	Property leasing HK$ million	Construction HK$ million	Infrastructure HK$ million	Hotel operation HK$ million	Department store operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Turnover	2,644	1,364	104	156	104	140	307	-	4,819
Other revenue (excluding bank interest income)	1	3	1	-	6	1	32	-	44
External revenue	2,645	1,367	105	156	110	141	339	-	4,863
Inter-segment revenue	-	83	987	-	1	-	32	(1,103)	-
Total revenue	2,645	1,450	1,092	156	111	141	371	(1,103)	4,863
Segment results	855	916	48	114	36	5	86		2,060
Inter-segment transactions	(6)	(20)	(62)	-	(1)	17	(28)		(100)
Contribution from operations	849	896	(14)	114	35	22	58		1,960
Bank interest income									117
Provision on inventories	(23)	-	-	-	-	-	-		(23)
Impairment loss on available-for-sale equity securities (included under "other financial assets")	-	-	-	-	-	-	(73)		(73)
Unallocated operating expenses net of income									(494)
Profit from operations									1,487
Decrease in fair value of investment properties									(2,646)
Finance costs									(440)
									(1,599)
Share of profits less losses of associates (note (ii))									534
Share of profits less losses of jointly controlled entities (note (iii))									2,122
Profit before taxation									1,057
Income tax									159
Profit for the period									1,216

Notes to the Condensed Interim Financial Statements (unaudited)

3 Segmental information (cont'd)

Business segments (cont'd)

For the six months ended 31 December 2007 (restated)

	Property development (note (i)) HK$ million	Property leasing HK$ million	Construction HK$ million	Infrastructure HK$ million	Hotel operation HK$ million	Department store operation HK$ million	Others HK$ million	Eliminations HK$ million	Consolidated HK$ million
Turnover	6,253	1,291	114	129	104	130	388	-	8,409
Other revenue (excluding bank interest income)	-	3	1	-	-	2	19	-	25
External revenue	6,253	1,294	115	129	104	132	407	-	8,434
Inter-segment revenue	-	90	1,276	-	-	-	29	(1,395)	-
Total revenue	6,253	1,384	1,391	129	104	132	436	(1,395)	8,434
Segment results	1,997	875	61	89	35	-	194		3,251
Inter-segment transactions	24	(21)	(67)	-	-	18	(25)		(71)
Contribution from operations	2,021	854	(6)	89	35	18	169		3,180
Bank interest income									128
Provision on inventories	(18)	-	-	-	-	-	-		(18)
Unallocated operating expenses net of income									(236)
Profit from operations									3,054
Increase in fair value of investment properties									4,153
Finance costs									(269)
									6,938
Share of profits less losses of associates (note (ii))									1,934
Share of profits less losses of jointly controlled entities (note (iii))									2,198
Profit before taxation									11,070
Income tax									(1,181)
Profit for the period									9,889

Notes to the Condensed Interim Financial Statements (unaudited)

3 Segmental information (cont'd)

Geographical segments

	Hong Kong HK$ million	Mainland China HK$ million	Consolidated HK$ million
For the six months ended 31 December 2008			
Turnover	**4,235**	**584**	**4,819**
Other revenue (excluding bank interest income)	**39**	**5**	**44**
External revenue	**4,274**	**589**	**4,863**
For the six months ended 31 December 2007			
Turnover	8,010	399	8,409
Other revenue (excluding bank interest income)	17	8	25
External revenue	8,027	407	8,434

Notes:

(i) Included in the turnover of property development segment is an amount of HK$7 million (2007: HK$927 million) relating to the Group's share of sale proceeds from its interest in a property project jointly developed by the Group and an associate.

(ii) Included in the Group's share of profits less losses of associates during the period is a loss of HK$7 million (2007: profit of HK$1,001 million) contributed from the property development segment, and a profit of HK$337 million (2007: HK$593 million) contributed from the property leasing segment (taking into account the changes in fair value of investment properties (net of deferred taxation) during the period of HK$195 million (2007: HK$474 million)).

(iii) Included in the Group's share of profits less losses of jointly controlled entities during the period is a profit of HK$33 million (2007: HK$381 million) contributed from the property development segment, and a profit of HK$2,012 million (2007: HK$1,738 million) contributed from the property leasing segment (taking into account the changes in fair value of investment properties (net of deferred taxation) during the period of HK$1,775 million (2007: HK$1,617 million)).

Notes to the Condensed Interim Financial Statements (unaudited)

4 Other revenue and other net (loss)/income

	For the six months ended 31 December 2008 HK$ million	2007 HK$ million
Other revenue		
Bank interest income	**117**	128
Other interest income	**6**	6
Others	**38**	19
	161	153
Other net (loss)/income		
Net profit on disposal of fixed assets (note)	**2**	79
Net foreign exchange (loss)/gain	**(22)**	42
(Loss)/gain on sale of listed investments	**(2)**	1
Net fair value loss on derivative financial instruments	**–**	(3)
Others	**(1)**	–
	(23)	119

Note:

During the six months ended 31 December 2007, the Group entered into sale and purchase agreements with certain parties for the sale of its property interests with the aggregate consideration of approximately HK$1,261 million, which resulted in an aggregate net profit on disposal of approximately HK$78 million.

Notes to the Condensed Interim Financial Statements (unaudited)

5 Other operating (expenses)/income, net

	For the six months ended 31 December	
	2008	2007
	HK$ million	HK$ million
Net gain on disposal of subsidiaries (note)	**–**	144
Provision on inventories	**(23)**	(18)
(Impairment loss)/reversal of impairment loss for trade and other receivables	**(43)**	15
Impairment loss on available-for-sale equity securities (see note 13)	**(73)**	–
Others	**(76)**	(48)
	(215)	93

Note:

During the six months ended 31 December 2007, the Group sold two subsidiaries which were engaged in property leasing for an aggregate consideration of HK$362 million. This resulted in a net gain on disposal of HK$123 million.

Notes to the Condensed Interim Financial Statements (unaudited)

6 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	For the six months ended 31 December	
	2008	2007
	HK$ million	HK$ million
(a) Finance costs:		
Bank interest	**598**	431
Interest on loans repayable within five years	**28**	46
Interest on loans repayable after five years	**92**	75
Other borrowing costs	**22**	22
	740	574
Less: Amount capitalised *	**(300)**	(305)
	440	269
(b) Staff costs:		
Salaries, wages and other benefits	**669**	644
Contributions to defined contribution retirement plans	**26**	22
	695	666

* The borrowing costs have been capitalised at rates ranging from 3.20% to 6.44% (2007: 4.73% to 5.67%) per annum.

Notes to the Condensed Interim Financial Statements (unaudited)

6 Profit before taxation (cont'd)

Profit before taxation is arrived at after charging/(crediting): (cont'd)

	For the six months ended 31 December	
	2008	2007
		(restated)
	HK$ million	HK$ million
(c) Other items:		
Depreciation	**56**	45
Less: Amount capitalised	**(1)**	(1)
	55	44
Amortisation of land lease premium	**10**	10
Amortisation of intangible operating rights	**26**	22
Cost of sales		
– completed properties for sale (note)	**1,447**	3,699
– trading stocks	**135**	100
Dividend income from investments		
– listed	**(4)**	(12)
– unlisted	**(12)**	(7)

Note:

Included in the cost of sales in respect of completed properties for sale is an amount of HK$3 million (2007: HK$326 million) relating to the Group's share of cost of properties sold in connection with the property project jointly developed by the Group and the associate as disclosed in note 3.

Notes to the Condensed Interim Financial Statements (unaudited)

7 Income tax

Income tax in the consolidated profit and loss account represents:

	For the six months ended 31 December	
	2008	2007
	HK$ million	HK$ million
Current tax		
Provision for Hong Kong Profits Tax	**128**	350
Provision for taxation outside Hong Kong	**39**	88
Provision for Land Appreciation Tax	**34**	–
Deferred taxation		
Origination and reversal of temporary differences	**(360)**	743
	(159)	1,181

Provision for Hong Kong Profits Tax has been made at 16.5% (2007: 17.5%) on the estimated assessable profits for the period.

Provision for taxation outside Hong Kong is provided for at the applicable rates of taxation for the period on the estimated assessable profits arising in the relevant tax jurisdictions during the period.

Land Appreciation Tax is levied on properties in mainland China developed by the Group for sale, at progressive rates ranging from 30% to 60% on the appreciation of land value, which under the applicable regulations is calculated based on proceeds of sale of properties less deductible expenditure including lease charges of land use rights, borrowing costs and all property development expenditure.

Deferred tax (credited)/charged to the consolidated profit and loss account mainly arises from the (reversal of taxable temporary differences)/taxable temporary differences relating to the (decrease)/increase in fair value of the Group's investment properties during the period.

Notes to the Condensed Interim Financial Statements (unaudited)

8 Dividends

(a) Dividend attributable to the interim period:

	For the six months ended 31 December	
	2008	2007
	HK$ million	HK$ million
Interim dividend declared after the interim period end of HK$0.3 (2007: HK$0.4) per share	**644**	859

(b) Dividend attributable to the previous financial year, approved and paid during the interim period:

	For the six months ended 31 December	
	2008	2007
	HK$ million	HK$ million
Final dividend in respect of the previous financial year, approved and paid during the following interim period, of HK$0.7 (2007: HK$0.7) per share	**1,503**	1,360

9 Distribution to minority shareholders

During the six months ended 31 December 2007, Henderson Investment Limited ("HIL"), a subsidiary of the Company, made a distribution to its shareholders in the aggregate amount of HK$46,575 million. Such distribution was made by HIL out of the proceeds received by HIL from the Company pursuant to the Company's acquisition of HIL's entire interest in The Hong Kong and China Gas Company Limited (details of which have been set out in the Group's 2008 annual accounts). In this regard, the distribution to minority shareholders of HIL amounted to HK$14,930 million.

Notes to the Condensed Interim Financial Statements (unaudited)

10 Earnings per share

(a) The calculation of earnings per share is based on the profit attributable to equity shareholders of the Company of HK$1,171 million (2007 (restated): HK$9,189 million) and on the weighted average number of 2,147 million ordinary shares (2007: 1,959 million ordinary shares) in issue during the period.

There were no dilutive potential shares in existence during the six months ended 31 December 2007 and 2008, therefore diluted earnings per share are the same as basic earnings per share for both the current and prior periods.

(b) The calculation of adjusted earnings per share is based on the profit attributable to equity shareholders of the Company and adjusted as follows:

	For the six months ended 31 December	
	2008	2007 (restated)
	HK$ million	HK$ million
Profit attributable to equity shareholders of the Company	**1,171**	9,189
Effect of changes in fair value of investment properties	**2,646**	(4,153)
Effect of deferred taxation on changes in fair value of investment properties	**(409)**	666
Effect of share of changes in fair value of investment properties (net of deferred taxation) of:		
– associates	**(195)**	(474)
– jointly controlled entities	**(1,775)**	(1,617)
Effect of share of minority interests	**(33)**	148
Adjusted earnings for calculation of earnings per share	**1,405**	3,759
Adjusted earnings per share	**HK$0.65**	HK$1.92

Notes to the Condensed Interim Financial Statements (unaudited)

11 Fixed assets and intangible operating rights

(a) Reclassification

Following the adoption of HK(IFRIC) – Int 12 "Service concession arrangements", the Group's toll bridge has been reclassified from "Fixed assets" to "Intangible operating rights", details of which are set out in note 2.

(b) Valuation

The investment properties were revalued at 31 December 2008 by DTZ, an independent firm of professional surveyors who have among their staff Fellows of The Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued, on a market value basis in their existing states by reference to comparable market transactions and where appropriate on the basis of capitalisation of the net income allowing for reversionary income potential.

(c) Assets pledged for security

At 30 June 2008 and 31 December 2008, the toll highway operating rights were pledged to secure the Group's certain bank loans.

12 Derivative financial instruments

	At 31 December 2008		At 30 June 2008	
	Assets	**Liabilities**	Assets	Liabilities
	HK$ million	**HK$ million**	HK$ million	HK$ million
Cash flow hedges:				
– cross currency interest rate swap contracts	**527**	**1,072**	268	309

The aggregate notional principal amounts of the outstanding swap contracts at 31 December 2008 were US$524 million (30 June 2008: US$325 million) and £50 million (30 June 2008: £50 million). These swap contracts comprise cross currency interest rate swap contracts, which were entered into to hedge against interest rate risk and foreign currency risk in relation to the guaranteed notes and certain bank borrowings. These swap contracts will mature between 8 September 2010 and 25 July 2022.

Notes to the Condensed Interim Financial Statements (unaudited)

13 Other financial assets

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Available-for-sale equity securities	**680**	1,062
Instalments receivable	**911**	1,003
Long term receivable	**88**	99
	1,679	2,164

At 31 December 2008, certain of the Group's available-for-sale equity securities were determined to be impaired on the basis of significant or prolonged decline in their fair values below costs. Accordingly, impairment loss of HK$73 million (2007: HK$Nil) has been made and recognised in the consolidated profit and loss account during the six months ended 31 December 2008 (see note 5).

Instalments receivable represents the proceeds receivable from the sale of properties due after twelve months from the balance sheet date. Instalments receivable due within twelve months from the balance sheet date is included in "Trade and other receivables" under current assets (see note 14).

14 Trade and other receivables

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Instalments receivable	**2,290**	2,078
Debtors, prepayments and deposits	**2,585**	2,540
Gross amount due from customers for contract work	**58**	48
Amounts due from associates	**327**	393
Amounts due from jointly controlled entities	**1**	13
	5,261	5,072

Notes to the Condensed Interim Financial Statements (unaudited)

14 Trade and other receivables (cont'd)

(i) Included in trade and other receivables are trade debtors (net of allowance for doubtful debts) with the following ageing analysis at the balance sheet date:

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Current or under 1 month overdue	**1,744**	1,594
More than 1 month overdue and up to 3 months overdue	**215**	792
More than 3 months overdue and up to 6 months overdue	**128**	147
More than 6 months overdue	**1,078**	492
	3,165	3,025

(ii) Included in trade debtors at 31 December 2008 was an amount of RMB426 million (equivalent to HK$484 million) (30 June 2008: RMB474 million (equivalent to HK$539 million)) which relates to toll income receivable from Hangzhou Henderson Qianjiang Third Bridge Company, Limited (the "Third Bridge JV"), a 60% owned subsidiary of HIL, which is engaged in the operation of a toll bridge in Hangzhou, mainland China. The toll income has been collected on behalf of the Group since January 2004 by 杭州市 "四自" 工程道路綜合收費管理處 (Hangzhou City "Sizi" Engineering & Highway General Toll Fee Administration Office), a relevant government body in Hangzhou (the "Hangzhou Government Body") in accordance with the terms of the agreement entered into between the Third Bridge JV and the Hangzhou Government Body. During the six months ended 31 December 2008, an amount of RMB164 million (equivalent to HK$186 million) was received by the Third Bridge JV from the Hangzhou Government Body.

Subsequent to the period under review, on 16 February 2009, a further amount of RMB250 million (equivalent to HK$284 million) was received by the Third Bridge JV from the Hangzhou Government Body.

(iii) Regular review and follow-up actions are carried out on overdue amounts of instalments receivable from sale of properties, which enables management to assess their recoverability and to minimise exposure to credit risk. In respect of rental income from leasing properties, monthly rents are received in advance and sufficient rental deposits are held to cover potential exposure to credit risk. For other trade receivables, credit terms given to customers are generally based on the financial strength and repayment history of each customer. As such, the Group does not obtain collateral from its customers. An ageing analysis of the receivables is prepared on a regular basis and is closely monitored to minimise any credit risk associated with these receivables. Adequate impairment losses have been made for estimated irrecoverable amounts.

Notes to the Condensed Interim Financial Statements (unaudited)

15 Cash and cash equivalents

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Deposits with banks and other financial institutions	**8,995**	8,114
Cash at bank and in hand	**11,113**	7,561
Cash and cash equivalents in the consolidated balance sheet	**20,108**	15,675
Bank overdrafts	**(56)**	(92)
Cash and cash equivalents in the condensed consolidated cash flow statement	**20,052**	15,583

16 Trade and other payables

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Creditors and accrued expenses	**3,228**	2,912
Rental and other deposits	**586**	556
Forward sales deposits received	**–**	821
Amounts due to associates	**38**	177
Amounts due to jointly controlled entities	**127**	123
	3,979	4,589

Included in trade and other payables are trade creditors with the following ageing analysis at the balance sheet date:

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Due within 1 month and on demand	**736**	683
Due after 1 month but within 3 months	**253**	290
Due after 3 months but within 6 months	**150**	183
Due after 6 months	**1,114**	877
	2,253	2,033

Notes to the Condensed Interim Financial Statements (unaudited)

17 Bank loans and overdrafts

During the six months ended 31 December 2008, the Group obtained new bank loans amounting to HK$9,940 million and repaid bank loans amounting to HK$5,468 million. The new bank loans bear interest rates ranging from 1.10% to 6.85% per annum.

At 31 December 2008, bank loans and overdrafts were unsecured except for an amount of HK$41 million (30 June 2008: HK$40 million) which was secured by the Group's toll highway operating rights (see note 11(c)).

18 Commitments

At 31 December 2008, the Group had capital commitments not provided for in these condensed interim financial statements as follows:

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Contracted for acquisition of property and future development expenditure and the related costs of internal fixtures and fittings	**2,744**	3,343
Future development expenditure and the related costs of internal fixtures and fittings approved by the directors but not contracted for	**12,697**	13,360
	15,441	16,703

19 Contingent liabilities

At 31 December 2008, contingent liabilities of the Group were as follows:

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
(a) Guarantees given by the Group to financial institutions on behalf of purchasers of flats	**1**	2

Notes to the Condensed Interim Financial Statements (unaudited)

19 Contingent liabilities (cont'd)

(b) In connection with the sale of certain subsidiaries and shareholders' loans to Sunlight Real Estate Investment Trust ("Sunlight REIT") (the "Sale") in December 2006, the Group entered into Deeds of Tax Covenant with Sunlight REIT. Under the Deeds of Tax Covenant, the Group has undertaken to indemnify Sunlight REIT for any tax liabilities relating to events occurred on or before the completion of the Sale (the "Completion"), clawback of commercial building allowances and capital allowances granted up to the Completion and reclassification of the properties before the Completion. At 31 December 2008, the Group had contingent liabilities in this connection of HK$30 million (30 June 2008: HK$30 million).

(c) At 31 December 2008, the Group had contingent liabilities in respect of performance bonds to guarantee for the due and proper performance of the subsidiaries' obligations amounting to HK$93 million (30 June 2008: HK$92 million).

20 Material related party transactions

In addition to the transactions disclosed elsewhere in these condensed interim financial statements, the Group entered into the following material related party transactions during the period:

(a) Transaction with a fellow subsidiary

Details of material related party transaction between the Group and a fellow subsidiary are as follows:

	For the six months ended 31 December	
	2008	2007
	HK$ million	HK$ million
Other interest expense (note (i))	**10**	19

(b) Transactions with associates and jointly controlled entities

Details of material related party transactions between the Group and its associates and jointly controlled entities are as follows:

	For the six months ended 31 December	
	2008	2007
	HK$ million	HK$ million
Other interest income (note (i))	**6**	7
Construction income (note (ii))	**104**	5
Management fee income (note (iii))	**4**	19
Professional fee income (note (iii))	**1**	2
Sales commission income (note (iii))	**10**	29
Rental expenses (note (iii))	**31**	33

Notes:

(i) Interest income and expense are calculated on the balance of loans outstanding from time to time by reference to Hong Kong Interbank Offered Rate or prime rate.

(ii) These transactions represent cost reimbursements plus certain percentage thereon as service fees.

(iii) These transactions were carried out on normal commercial terms and in the ordinary course of business.

Notes to the Condensed Interim Financial Statements (unaudited)

20 Material related party transactions (cont'd)

(c) Transactions with a company owned by a director of the Company

Mr. Lee Ka Kit, a director of the Company, through a company owned by him (the "entity") had separate interests in a subsidiary and an associate of the Group and through which the Group held its interests in certain development projects in mainland China. The entity agreed to provide and had provided finance in the form of non-interest bearing advances to such subsidiary and associate in accordance with the percentage of its equity interests in these companies.

At 31 December 2008, there was no outstanding balance between the entity and the abovementioned subsidiary (30 June 2008: HK$Nil) and the advance by the entity to the abovementioned associate amounted to HK$81 million (30 June 2008: HK$81 million). Such amount was unsecured and has no fixed terms of repayment.

21 Non-adjusting post balance sheet event

After the balance sheet date, the directors proposed an interim dividend. Further details are disclosed in note 8(a).

22 Comparative figures

As a result of adopting HK(IFRIC) - Int 12 "Service concession arrangements", certain comparative figures have been restated. Details of the adoption of this new accounting policy are set out in note 2.

Financial Review

Review of results

The following discussions should be read in conjunction with the Company's unaudited condensed interim financial statements for the six months ended 31 December 2008.

Turnover and profit

	Turnover		Contribution from operations	
	Six months ended 31 December		Six months ended 31 December	
	2008	2007	**2008**	2007 (restated)
	HK$ million	HK$ million	**HK$ million**	HK$ million
Business segments				
– Property development	**2,644**	6,253	**849**	2,021
– Property leasing	**1,364**	1,291	**896**	854
– Construction	**104**	114	**(14)**	(6)
– Infrastructure	**156**	129	**114**	89
– Hotel operation	**104**	104	**35**	35
– Department store operation	**140**	130	**22**	18
– Other businesses	**307**	388	**58**	169
	4,819	8,409	**1,960**	3,180

	Six months ended 31 December	
	2008	2007 (restated)
	HK$ million	HK$ million
Profit attributable to equity shareholders of the Company		
– including the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**1,171**	9,189
– excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities	**1,405**	3,759

The Group recorded a decrease in turnover for the six months ended 31 December 2008 of HK$3,590 million, or 43%, to HK$4,819 million (2007: HK$8,409 million). The decrease was mainly attributable to the decrease in turnover in the Group's property development business segment, as a result of the decrease in property sales during the period which was adversely affected by the unfavourable market conditions after the outbreak of the global financial crisis in September 2008.

Profit attributable to equity shareholders of the Company for the six months ended 31 December 2008, excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the Group, its associates and jointly controlled entities, amounted to HK$1,405 million (2007 (restated): HK$3,759 million), representing a decrease of HK$2,354 million, or 63%, from that for the same period in the previous financial year. Such decrease was mainly attributable to the decreased profit contribution from the Group's property development business for the reason as mentioned above, as well as the decrease in the Group's share of post-tax profits less losses from associates and jointly controlled entities as described below.

Discussions on the major business segments are set out below.

Property development

Revenue from property development for the six months ended 31 December 2008 amounted to HK$2,644 million (2007: HK$6,253 million), representing a decrease of HK$3,609 million, or 58%, from that for the same period in the previous financial year. During the period, the Group's sales of the major property development projects include The Sparkle, The Beverly Hills, Cité 33 and Hengli Bayview in Guangzhou, mainland China. Together with the sales of other completed properties, total profit contribution amounted to HK$849 million during the period (2007: HK$2,021 million), representing a decrease of HK$1,172 million, or 58%, from that for the same period in the previous financial year.

During the six months ended 31 December 2008, the Group's share of pre-tax profit contributions from subsidiaries, associates and jointly controlled entities in relation to the property development business segment in total amounted to HK$879 million (2007: HK$3,661 million), comprising contribution from subsidiaries of HK$849 million (2007: HK$2,021 million), loss from associates of HK$7 million (2007: contribution from associates of HK$1,210 million) and contribution from jointly controlled entities of HK$37 million (2007: HK$430 million).

Property leasing

Revenue from property leasing for the six months ended 31 December 2008 amounted to HK$1,364 million (2007: HK$1,291 million), representing an increase of HK$73 million, or 6%, over that for the same period in the previous financial year. At 31 December 2008, the Group's major investment properties in Hong Kong recorded an average occupancy rate of 94% (30 June 2008: 95%) and in general there were increases in the new rents upon lease renewals and new lettings during the period when compared with the corresponding passing rents. Profit contribution from property leasing for the period amounted to HK$896 million (2007: HK$854 million), representing an increase of HK$42 million, or 5%, over that for the same period in the previous financial year.

Taking into account the Group's share of leasing revenue from properties owned by subsidiaries, associates and jointly controlled entities, gross revenue from property leasing attributable to the Group amounted to HK$2,086 million (2007: HK$1,886 million), representing an increase of HK$200 million, or 11%, over that for the same period in the previous financial year.

During the six months ended 31 December 2008, the Group's share of pre-tax net rental income from properties owned by the subsidiaries, associates and jointly controlled entities (before any changes in fair value of investment properties and related deferred taxation) in total amounted to HK$1,462 million which represents an increase of HK$143 million, or 11%, from HK$1,319 million during the same period in the previous financial year. The Group's share of pre-tax net rental income comprises contribution from subsidiaries of HK$896 million (2007: HK$854 million), contribution from associates of HK$181 million (2007: HK$162 million) and contribution from jointly controlled entities of HK$385 million (2007: HK$303 million).

Construction

The Group principally engages in construction contracts for property development projects in which the Group participates, including property development projects undertaken by the Group's associates and jointly controlled entities. During the six months ended 31 December 2008, turnover from construction activities decreased slightly by 9% to HK$104 million (2007: HK$114 million), following the completion of one major construction project before 1 July 2008 and the commencement of two other new construction projects during the period. The construction segment reported an operating loss of HK$14 million during the period (2007: HK$6 million), which is mainly attributable to finalisation of costs with contractors in this period for projects developed in prior years.

Infrastructure

Infrastructure projects in mainland China reported a turnover of HK$156 million for the six months ended 31 December 2008 (2007: HK$129 million), representing an increase of HK$27 million, or 21%, over that for the same period in the previous financial year. This was mainly attributable to (i) the increase in traffic volume of the toll bridge in Hangzhou during the period when compared with the same period in the previous financial year; and (ii) the appreciation in the value of Renminbi against Hong Kong dollars during the period when compared with the same period in the previous financial year. Profit contribution from this business segment for the period increased by HK$25 million, or 28%, to HK$114 million (2007 (restated): HK$89 million).

Hotel operation

Revenue and profit contribution from hotel operation for the six months ended 31 December 2008 amounted to HK$104 million and HK$35 million, respectively (2007: HK$104 million and HK$35 million, respectively).

Department store operation

The Group operates five department stores under the name of "Citistore" and four boutique stores in Hong Kong. Revenue and profit contribution from department store operation for the six months ended 31 December 2008 amounted to HK$140 million and HK$22 million, respectively (2007: HK$130 million and HK$18 million, respectively).

Other businesses

Other businesses comprise mainly provision of finance, investment holding, project management, property management, agency services and provision of cleaning and security guard services, which altogether reported a turnover of HK$307 million for the six months ended 31 December 2008 (2007 (restated): HK$388 million), representing a decrease of HK$81 million, or 21%, from that for the same period in the previous financial year. Such decrease is mainly attributable to (i) the decrease in commission income earned by the Group in relation to property sales of its associates and jointly controlled entities; and (ii) the decrease in revenue from sale of other properties, both during the period when compared with the same period in the previous financial year. Accordingly, profit contribution from other businesses for the period decreased by HK$111 million, or 66%, to HK$58 million (2007 (restated): HK$169 million).

Associates

The Group's share of post-tax profits less losses of associates during the period amounted to HK$534 million (2007: HK$1,934 million), representing a decrease of HK$1,400 million, or 72%, from that for the same period in the previous financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the associates during the period, the Group's share of the underlying post-tax profits less losses of associates for the period amounted to HK$339 million (2007: HK$1,460 million), representing a decrease of HK$1,121 million, or 77%, from that for the same period in the previous financial year.

In respect of the Group's three listed associates (namely, The Hong Kong and China Gas Company Limited ("HKCG"), Miramar Hotel and Investment Company, Limited ("Miramar") and Hong Kong Ferry (Holdings) Company Limited ("HK Ferry")), the Group's aggregate share of their post-tax profits for the period amounted to HK$602 million (2007: HK$1,638 million), representing a decrease of HK$1,036 million, or 63%, from that for the same period in the previous financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by these three listed associates during the period, the Group's share of the underlying post-tax profits of these three listed associates amounted to HK$319 million (2007: HK$1,257 million), representing a decrease of HK$938 million, or 75%, from that for the same period in the previous financial year. During the six months ended 31 December 2008, the Group recorded a decrease in the share of profit from (i) HKCG of HK$751 million, mainly for the reasons of the decrease in the Group's share of profit contribution from property sales of HK$807 million and an increase in the Group's share of net investment loss of HK$189 million due to the adverse financial market conditions following the outbreak of the global financial crisis during the period; (ii) Miramar of HK$4 million mainly for the reason of the decrease in profit contribution from hotel operations due to phased closure of guestrooms for remodelling and refitting as part of the major rebranding programme of The Mira, Hong Kong during the six months ended 30 September 2008; and (iii) HK Ferry of HK$183 million, for the reason of the increase in the Group's share of HK Ferry's net realised and unrealised losses on derivative financial instruments of HK$184 million due to the adverse financial market conditions following the outbreak of the global financial crisis during the period.

Jointly controlled entities

The Group's share of post-tax profits less losses of jointly controlled entities which are mainly engaged in property development and property investment activities amounted to HK$2,122 million (2007: HK$2,198 million), representing a decrease of HK$76 million, or 3%, from that for the same period in the previous financial year. Excluding the Group's attributable share of changes in fair value of investment properties (net of deferred taxation) held by the jointly controlled entities during the period, the Group's share of the underlying post-tax profits less losses of jointly controlled entities amounted to HK$347 million (2007: HK$581 million), representing a decrease of HK$234 million, or 40%, from that for the same period in the previous financial year. Such decrease is mainly attributable to the fact that the Group derived its share of profit arising from the sale of Grand Promenade for the corresponding period of six months ended 31 December 2007, which amount nevertheless did not recur during the period.

Finance costs

Finance costs recognised as expenses for the six months ended 31 December 2008 were HK$440 million (2007: HK$269 million). Finance costs before interest capitalisation for the period were HK$740 million (2007: HK$574 million). During the period, the Group's effective borrowing rate ranged between 3.20% to 6.44% per annum (2007: 4.73% to 5.67% per annum).

Revaluation of investment properties

The Group recognised a decrease in fair value on its investment properties (before deferred taxation and minority interests) of HK$2,646 million (2007: increase in fair value of HK$4,153 million) in the consolidated profit and loss account for the six months ended 31 December 2008.

Financial resources and liquidity

Maturity profile and interest cover

At 31 December 2008, the aggregate amount of the Group's bank and other borrowings amounted to approximately HK$39,781 million (30 June 2008: HK$35,626 million), of which 99.9% (30 June 2008: 99.9%) in value was unsecured. Taking into account the Group's cash and bank balances at 31 December 2008 of HK$20,108 million (30 June 2008: HK$15,675 million), the Group's net bank and other borrowings at 31 December 2008 amounted to HK$19,673 million (30 June 2008: HK$19,951 million). The maturity profile of the bank and other borrowings, the cash and bank balances and the gearing ratio of the Group were as follows:

	At 31 December 2008 HK$ million	At 30 June 2008 HK$ million
Bank and other borrowings repayable:		
– Within 1 year	**8,509**	3,307
– After 1 year but within 2 years	**2,206**	9,093
– After 2 years but within 5 years	**25,987**	19,914
– After 5 years	**3,079**	3,312
Total bank and other borrowings	**39,781**	35,626
Less: Cash and bank balances	**(20,108)**	(15,675)
Net bank and other borrowings	**19,673**	19,951
Shareholders' funds *(30 June 2008 – restated)*	**120,225**	121,196
Gearing ratio (%)	**16.4%**	16.5%

The gearing ratio is calculated based on the net bank and other borrowings and shareholders' funds of the Group at the balance sheet date. The Group's gearing ratio improved slightly from 16.5% at 30 June 2008 to 16.4% at 31 December 2008, which is attributable mainly to the combined effect of the decreases, at the end of the period, in the Group's net bank and other borrowings and shareholders' funds.

The interest cover of the Group is calculated as follows:

	Six months ended 31 December	
	2008	2007
		(restated)
	HK$ million	HK$ million
Profit from operations (before changes in fair value of investment properties) plus the Group's share of the underlying profits less losses of associates and jointly controlled entities (before taxation)	**2,327**	5,424
Interest expense (before interest capitalisation)	**718**	552
Interest cover (times)	**3**	10

With abundant banking facilities in place and the recurrent income generation from its operations, the Group has adequate financial resources in meeting the funding requirements for its ongoing operations as well as its future expansion.

Treasury and financial management

The Group is exposed to interest rate and foreign exchange risks. To efficiently and effectively manage these risks, the Group's financing and treasury activities were centrally co-ordinated at the corporate level. As a matter of policy, all transactions in derivative financial instruments are undertaken for risk management purposes only and no derivative financial instruments are held by the Group for speculative purposes.

The Group conducts its businesses primarily in Hong Kong with the related cash flows, assets and liabilities being denominated mainly in Hong Kong dollars. The Group's primary foreign exchange exposure arises from its property developments and investments in mainland China which are denominated in Renminbi ("RMB"), the guaranteed notes ("Notes") which are denominated in United States dollars and Sterling and certain bank borrowings denominated in United States dollars ("USD borrowings").

In respect of the Group's operations in mainland China, apart from its capital contributions and, in some cases, loan contributions to projects which are denominated in RMB and are not hedged, the Group endeavours to establish a natural hedge by maintaining an appropriate level of external borrowings in RMB. In respect of the Notes and the USD borrowings, at 31 December 2008, there were interest rate swap contracts and cross currency swap contracts which were entered into between the Group and certain counterparty banks in the aggregate notional principal amounts of US$524,000,000 (30 June 2008: US$325,000,000) and £50,000,000 (30 June 2008: £50,000,000). The purpose of the swap contracts is to enable the Group to hedge against the interest rate risk and foreign exchange risk which may arise during the financial years between the issuance date and the maturity date in respect of the entire amount of each tranche of the Notes, and between the drawdown dates and the repayment dates in respect of the entire amounts of the USD borrowings. As a result, the Group does not expect any significant interest rate risk and foreign exchange risk exposures in relation to the Notes and the USD borrowings.

Material acquisitions and disposals

The Group did not undertake any significant acquisition or disposal of assets or subsidiaries outside its core businesses during the period.

Charge on assets

Assets of the Group were not charged to any third parties at 30 June 2008 and 31 December 2008, except that certain project financing facilities which were extended by banks to a subsidiary of the Company engaged in infrastructure projects in mainland China were secured by the Group's toll highway operating rights. At 31 December 2008, the outstanding balance of the Group's secured bank loans was HK$41 million (30 June 2008: HK$40 million).

Capital commitments

At 31 December 2008, capital commitments of the Group amounted to HK$15,441 million (30 June 2008: HK$16,703 million).

Contingent liabilities

At 31 December 2008, the Group's contingent liabilities amounted to HK$124 million (30 June 2008: HK$124 million).

Employees and remuneration policy

At 31 December 2008, the Group had approximately 7,600 (30 June 2008: 7,300) full-time employees. The remuneration of the employees is in line with the market and commensurable with the level of pay in the industry. Discretionary year-end bonuses are payable to the employees based on individual performance. Other benefits to the employees include medical insurance, retirement scheme, training programmes and education subsidies.

Total staff costs for the six months ended 31 December 2008 amounted to HK$695 million (2007: HK$666 million).

Other Information

Revolving Credit Agreement with Covenants of the Controlling Shareholders

A wholly-owned subsidiary of the Company has continuously acted as borrower for a HK$10,000,000,000 revolving credit facility obtained in 2004 as per the Company's announcement dated 17 September 2004 that consists of a 5-year and a 7-year tranche in equal amounts (the "First Facility") from a syndicate of banks under the guarantee given by the Company.

As also disclosed in the Company's announcement dated 26 July 2006, a wholly-owned subsidiary of the Company, as borrower, has obtained a HK$13,350,000,000 5-year revolving credit facility (the "Second Facility") from a syndicate of banks under the guarantee given by the Company.

In connection with the respective First Facility and Second Facility, it will be an event of default if the Company ceases to be ultimately controlled by Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them or any trust in which Dr. Lee Shau Kee and/or his family and/or companies controlled by any of them are beneficiaries. If any event of default occurs, the respective First Facility and Second Facility may become due and payable on demand.

Review of Interim Results

The unaudited interim results for the six months ended 31 December 2008 have been reviewed by the auditors of the Company, KPMG in accordance with Hong Kong Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants, the report of which is included on page 64.

Purchase, Sale or Redemption of the Company's Listed Securities

During the period under review, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

Audit Committee

The Audit Committee met in March 2009 and reviewed the systems of internal control and compliance and the interim report for the six months ended 31 December 2008.

Code on Corporate Governance Practices

During the six months ended 31 December 2008, the Company has complied with the Code on Corporate Governance Practices (the "CGP Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), except that the roles of the chairman and the chief executive officer of the Company have not been segregated as required by code provision A.2.1 of the CGP Code. The Company is of the view that it is in the best interest of the Company that Dr. Lee Shau Kee, with his profound expertise in the property business, shall continue in his dual capacity as the Chairman and Managing Director.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Having made specific enquiry, the Company confirmed that all Directors have complied with the required standard as set out in the Model Code.

Change of Financial Year End Date

The Company has resolved to change its financial year end date from 30 June to 31 December to the effect that the Company's current financial period will cover a period of eighteen months from 1 July 2008 to 31 December 2009. In that case, subject to the grant of a direction from the Registrar of Companies, no audited financial statements of the Company for a shorter period will be prepared in the calendar year 2009, to satisfy the requirements of the relevant sections of the Companies Ordinance of Hong Kong. As a result of the change in financial year end date, the Company will:

- announce and publish its second unaudited interim results for the twelve months ending 30 June 2009 and distribute the relevant second interim report on or before 30 September 2009;

- announce and publish its audited final results for the eighteen months ending 31 December 2009 and distribute the relevant annual report on or before 30 April 2010; and

- hold its annual general meeting for 2010 not later than 30 June 2010 to approve its audited financial statements for the period from 1 July 2008 to 31 December 2009.

The reasons for the change of financial year end date are as stated below.

The Company, through its subsidiaries, currently holds 39.06% equity interest in a significant associated company, The Hong Kong and China Gas Company Limited ("HKCG") which has substantial interests in a number of piped city-gas projects in various provinces and municipalities in mainland China. The Company equity accounts for the financial results of HKCG in its consolidated accounts contained in its interim report and annual report to shareholders. The financial year end date of HKCG is 31 December.

The Company also invests in property portfolios and infrastructure projects in mainland China through project companies set up in mainland China, the financial results of which are consolidated in the Company's consolidated accounts each year. These project companies are statutorily required to close their accounts with the financial year end date of 31 December in mainland China.

The change of financial year end date will enable the Company to have a coterminous financial year end date with HKCG and the project companies, thereby facilitating the preparation of the Company's consolidated accounts in the future to meet the reporting deadlines as shortened for the release of half-year results announcement from three months to two months and the release of annual results announcement from four months to three months under the Listing Rules, as amended in September 2008 and such new reporting deadlines will apply to the Company shortly.

The Company does not foresee any material adverse impact on the Company or its subsidiaries as a result of the change of financial year end date nor is there any other matter of significance that needs to be brought to the attention of shareholders in that regard.

By Order of the Board
Timon LIU Cheung Yuen
Company Secretary

Hong Kong, 19 March 2009

As at the date of this report, the Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Disclosure of Interests

Directors' Interests in Shares

As at 31 December 2008, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO or which were notified to the Company or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(A) **Ordinary Shares** (unless otherwise specified)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Land Development Company Limited	Lee Shau Kee	1	7,269,006		1,139,381,866		1,146,650,872	53.41
	Lee Ka Kit	1				1,139,381,866	1,139,381,866	53.07
	Lee Ka Shing	1				1,139,381,866	1,139,381,866	53.07
	Li Ning	1		1,139,381,866			1,139,381,866	53.07
	Lee Tat Man	2	111,393				111,393	0.01
	Lee Pui Ling, Angelina	3	30,000				30,000	0.00
	Lee King Yue	4	252,263		19,800		272,063	0.01
	Fung Lee Woon King	5	1,000,000				1,000,000	0.05
	Woo Ka Biu, Jackson	6		2,000			2,000	0.00
Henderson Investment Limited	Lee Shau Kee	7	34,779,936		2,076,089,007		2,110,868,943	69.27
	Lee Ka Kit	7				2,076,089,007	2,076,089,007	68.13
	Lee Ka Shing	7				2,076,089,007	2,076,089,007	68.13
	Li Ning	7		2,076,089,007			2,076,089,007	68.13
	Lee Tat Man	8	6,666				6,666	0.00
	Lee King Yue	9	1,001,739				1,001,739	0.03
The Hong Kong and China Gas Company Limited	Lee Shau Kee	10	3,903,670		2,705,807,442		2,709,711,112	40.65
	Lee Ka Kit	10				2,705,807,442	2,705,807,442	40.59
	Lee Ka Shing	10				2,705,807,442	2,705,807,442	40.59
	Li Ning	10		2,705,807,442			2,705,807,442	40.59
	Au Siu Kee, Alexander	11		60,500			60,500	0.00

(A) **Ordinary Shares** (unless otherwise specified) (Cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Hong Kong Ferry (Holdings) Company Limited	Lee Shau Kee	12	7,799,220		111,732,090		119,531,310	33.55
	Lee Ka Kit	12				111,732,090	111,732,090	31.36
	Lee Ka Shing	12				111,732,090	111,732,090	31.36
	Li Ning	12		111,732,090			111,732,090	31.36
	Lam Ko Yin, Colin	13	150,000				150,000	0.04
	Fung Lee Woon King	14	465,100				465,100	0.13
	Leung Hay Man	15	2,250				2,250	0.00
Miramar Hotel and Investment Company, Limited	Lee Shau Kee	16			255,188,250		255,188,250	44.21
	Lee Ka Kit	16				255,188,250	255,188,250	44.21
	Lee Ka Shing	16				255,188,250	255,188,250	44.21
	Li Ning	16		255,188,250			255,188,250	44.21
	Woo Po Shing	17	2,705,000		2,455,000		5,160,000	0.89
Towngas China Company Limited	Lee Shau Kee	18			893,172,901		893,172,901	45.63
	Lee Ka Kit	18				893,172,901	893,172,901	45.63
	Lee Ka Shing	18				893,172,901	893,172,901	45.63
	Li Ning	18		893,172,901			893,172,901	45.63

(A) **Ordinary Shares** (unless otherwise specified) (Cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henderson Development Limited	Lee Shau Kee	19			8,190 (Ordinary A Shares)		8,190 (Ordinary A Shares)	100.00
	Lee Shau Kee	20			3,510 (Non-voting B Shares)		3,510 (Non-voting B Shares)	100.00
	Lee Shau Kee	21	35,000,000 (Non-voting Deferred Shares)		15,000,000 (Non-voting Deferred Shares)		50,000,000 (Non-voting Deferred Shares)	100.00
	Lee Ka Kit	19				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Kit	20				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Kit	21				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Lee Ka Shing	19				8,190 (Ordinary A Shares)	8,190 (Ordinary A Shares)	100.00
	Lee Ka Shing	20				3,510 (Non-voting B Shares)	3,510 (Non-voting B Shares)	100.00
	Lee Ka Shing	21				15,000,000 (Non-voting Deferred Shares)	15,000,000 (Non-voting Deferred Shares)	30.00
	Li Ning	19		8,190 (Ordinary A Shares)			8,190 (Ordinary A Shares)	100.00
	Li Ning	20		3,510 (Non-voting B Shares)			3,510 (Non-voting B Shares)	100.00
	Li Ning	21		15,000,000 (Non-voting Deferred Shares)			15,000,000 (Non-voting Deferred Shares)	30.00

(A) **Ordinary Shares** (unless otherwise specified) (Cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Best Homes Limited	Lee Shau Kee	22			26,000		26,000	100.00
	Lee Ka Kit	22				26,000	26,000	100.00
	Lee Ka Shing	22				26,000	26,000	100.00
	Li Ning	22		26,000			26,000	100.00
Drinkwater Investment Limited	Leung Hay Man	23			5,000		5,000	4.49
	Woo Po Shing	24			3,250		3,250	2.92
Feswin Investment Limited	Lee Ka Kit	25			5,000	5,000	10,000	100.00
Fordley Investment Limited	Fung Lee Woon King	26	2,000				2,000	20.00
Furnline Limited	Lee Shau Kee	27			100 (A Shares)		100 (A Shares)	100.00
	Lee Shau Kee	28			1 (B Share)		1 (B Share)	100.00
	Lee Ka Kit	27				100 (A Shares)	100 (A Shares)	100.00
	Lee Ka Kit	28				1 (B Share)	1 (B Share)	100.00
	Lee Ka Shing	27				100 (A Shares)	100 (A Shares)	100.00
	Lee Ka Shing	28				1 (B Share)	1 (B Share)	100.00
	Li Ning	27		100 (A Shares)			100 (A Shares)	100.00
	Li Ning	28		1 (B Share)			1 (B Share)	100.00
Gain Base Development Limited	Fung Lee Woon King	29	50				50	5.00

(A) Ordinary Shares (unless otherwise specified) (Cont'd)

Long Positions

Name of Company	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	% Interest
Henfield Properties Limited	Lee Ka Kit	30			4,000	6,000	10,000	100.00
Heyield Estate Limited	Lee Shau Kee	31			100		100	100.00
	Lee Ka Kit	31				100	100	100.00
	Lee Ka Shing	31				100	100	100.00
	Li Ning	31		100			100	100.00
Perfect Bright Properties Inc.	Lee Shau Kee	32			100 (A Shares)		100 (A Shares)	100.00
	Lee Shau Kee	33			1 (B Share)		1 (B Share)	100.00
	Lee Ka Kit	32				100 (A Shares)	100 (A Shares)	100.00
	Lee Ka Kit	33				1 (B Share)	1 (B Share)	100.00
	Lee Ka Shing	32				100 (A Shares)	100 (A Shares)	100.00
	Lee Ka Shing	33				1 (B Share)	1 (B Share)	100.00
	Li Ning	32		100 (A Shares)			100 (A Shares)	100.00
	Li Ning	33		1 (B Share)			1 (B Share)	100.00
Pettystar Investment Limited	Lee Shau Kee	34			3,240		3,240	80.00
	Lee Ka Kit	34				3,240	3,240	80.00
	Lee Ka Shing	34				3,240	3,240	80.00
	Li Ning	34		3,240			3,240	80.00

(B) **Debentures**

Issuer and type of debentures	Name of Director	Note	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total
HKCG (Finance) Limited - 6.25% Guaranteed Notes due 2018	Au Siu Kee, Alexander	35				US$500,000	US$500,000

Save as disclosed above, none of the Directors or Chief Executive of the Company or their associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations as defined in the SFO.

Arrangements to Purchase Shares or Debentures

At no time during the six months ended 31 December 2008 was the Company or any of its holding companies, subsidiary companies or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders' and Others' Interests

As at 31 December 2008, the interests and short positions of every person, other than Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Long Positions

	No. of shares in which interested	% Interest
Substantial Shareholders:		
Rimmer (Cayman) Limited (Note 1)	1,139,381,866	53.07
Riddick (Cayman) Limited (Note 1)	1,139,381,866	53.07
Hopkins (Cayman) Limited (Note 1)	1,139,381,866	53.07
Henderson Development Limited (Note 1)	1,138,015,800	53.01
Yamina Investment Limited (Note 1)	553,707,300	25.79
Believegood Limited (Note 1)	237,315,300	11.05
South Base Limited (Note 1)	237,315,300	11.05
Persons other than Substantial Shareholders:		
Cameron Enterprise Inc. (Note 1)	145,090,000	6.76
Third Avenue Management LLC on behalf of numerous portfolios	150,527,988	7.01
Third Avenue Management LLC on behalf of the Third Avenue Value Fund (Note 36)	103,328,000	5.32

Notes:

1. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,269,006 shares and for the remaining 1,139,381,866 shares, (i) 570,743,800 shares were owned by Henderson Development Limited ("HD"); (ii) 7,962,100 shares were owned by Sandra Investment Limited which was a wholly-owned subsidiary of HD; (iii) 145,090,000 shares were owned by Cameron Enterprise Inc.; 237,315,300 shares were owned by Believegood Limited which was wholly-owned by South Base Limited; 61,302,000 shares were owned by Prosglass Investment Limited which was wholly-owned by Jayasia Investments Limited; 55,000,000 shares were owned by Fancy Eye Limited which was wholly-owned by Mei Yu Ltd.; 55,000,000 shares were owned by Spreadral Limited which was wholly-owned by World Crest Ltd.; and Cameron Enterprise Inc., South Base Limited, Jayasia Investments Limited, Mei Yu Ltd. and World Crest Ltd. were wholly-owned subsidiaries of Yamina Investment Limited which in turn was 100% held by HD; (iv) 5,602,600 shares were owned by Superfun Enterprises Limited, a wholly-owned subsidiary of The Hong Kong and China Gas Company Limited ("China Gas") which was 39.06% held by Henderson Land Development Company Limited ("HL") which in turn was 53.01% held by HD; and (v) 1,366,066 shares were owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of HD and Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee was taken to be interested in these shares by virtue of SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

2. Mr. Lee Tat Man was the beneficial owner of these shares.

3. Mrs. Lee Pui Ling, Angelina was the beneficial owner of these shares.

4. Mr. Lee King Yue was the beneficial owner of 252,263 shares, and the remaining 19,800 shares were held by Ngan Hei Development Company Limited which was 50% each owned by Mr. Lee King Yue and his wife.

5. Madam Fung Lee Woon King was the beneficial owner of these shares.

6. These shares were owned by the wife of Mr. Woo Ka Biu, Jackson.

7. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 34,779,936 shares, and for the remaining 2,076,089,007 shares, (i) 802,854,200 shares, 602,398,418 shares, 363,328,900 shares, 217,250,000 shares and 84,642,341 shares were respectively owned by Banshing Investment Limited, Markshing Investment Limited, Covite Investment Limited, Gainwise Investment Limited and Darnman Investment Limited, all of which were wholly-owned subsidiaries of Kingslee S.A. which in turn was 100% held by HL; and (ii) 5,615,148 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL and Fu Sang as set out in Note 1 and HI by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

8. Mr. Lee Tat Man was the beneficial owner of these shares.

9. Mr. Lee King Yue was the beneficial owner of these shares.

10. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 3,903,670 shares, and for the remaining 2,705,807,442 shares, (i) 1,402,419,759 shares and 585,912,251 shares were respectively owned by Disralei Investment Limited and Medley Investment Limited, both of which were wholly-owned subsidiaries of Timpani Investments Limited; 615,295,494 shares were owned by Macrostar Investment Limited, a wholly-owned subsidiary of Chelco Investment Limited; and Timpani Investments Limited and Chelco Investment Limited were wholly-owned subsidiaries of Faxson Investment Limited which in turn was 100% held by HL; (ii) 4,799,430 shares were owned by Boldwin Enterprises Limited, a wholly-owned subsidiary of Yamina Investment Limited which was 100% held by HD; and (iii) 97,380,508 shares were owned by Fu Sang. Dr. Lee Shau Kee was taken to be interested in HL, HD and Fu Sang as set out in Note 1 and China Gas by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

11. These shares were owned by the wife of Mr. Au Siu Kee, Alexander.

12. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 7,799,220 shares, and for the remaining 111,732,090 shares, (i) 23,400,000 shares each were respectively owned by Graf Investment Limited, Mount Sherpa Limited and Paillard Investment Limited, all of which were wholly-owned subsidiaries of Pataca Enterprises Limited which in turn was 100% held by HL; and (ii) 41,532,090 shares were held by Wiselin Investment Limited, a wholly-owned subsidiary of Max-mercan Investment Limited; Max-mercan Investment Limited was wholly-owned by Camay Investment Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 1 and Hong Kong Ferry (Holdings) Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

13. Mr. Lam Ko Yin, Colin was the beneficial owner of these shares.

14. Madam Fung Lee Woon King was the beneficial owner of these shares.

15. Mr. Leung Hay Man was the beneficial owner of these shares.

16. Of these shares, 100,612,750 shares, 79,121,500 shares and 75,454,000 shares were respectively owned by Higgins Holdings Limited, Multiglade Holdings Limited and Threadwell Limited, all of which were wholly-owned subsidiaries of Aynbury Investments Limited which in turn was 100% held by HL. Dr. Lee Shau Kee was taken to be interested in HL as set out in Note 1 and Miramar Hotel and Investment Company, Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

17. Of these shares, Sir Po-shing Woo was the beneficial owner of 2,705,000 shares, and the remaining 2,455,000 shares were held by Fong Fun Company Limited which was 50% owned by Sir Po-shing Woo.

18. These shares were owned by Hong Kong & China Gas (China) Limited, Planwise Properties Limited and Superfun Enterprises Limited, wholly-owned subsidiaries of China Gas. Dr. Lee Shau Kee was taken to be interested in China Gas as set out in Note 10 and Towngas China Company Limited by virtue of the SFO. As directors of the Company and discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in these shares by virtue of the SFO. As director of the Company and the spouse of a discretionary beneficiary of two discretionary trusts holding units in the Unit Trust, Mr. Li Ning was taken to be interested in these shares by virtue of the SFO.

19. These shares were held by Hopkins as trustee of the Unit Trust.

20. These shares were held by Hopkins as trustee of the Unit Trust.

21. Of these shares, Dr. Lee Shau Kee was the beneficial owner of 35,000,000 shares, and Fu Sang owned the remaining 15,000,000 shares.

22. Of these shares, (i) 10,400 shares were owned by HL; (ii) 2,600 shares were owned by HD; and (iii) 13,000 shares were owned by Manifest Investments Limited which was 50% held by Wealth Sand Limited which in turn was 70% held by Firban Limited. Firban Limited was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares in each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all interests and, liable for all liabilities in Firban Limited. Triton (Cayman) Limited as trustee of a unit trust owned all the issued share capital of Jetwin International Limited. Triumph (Cayman) Limited and Victory (Cayman) Limited, as trustees of respective discretionary trusts, held units in the unit trust. The entire share capital of Triton (Cayman) Limited, Triumph (Cayman) Limited and Victory (Cayman) Limited were owned by Dr. Lee Shau Kee who was taken to be interested in such shares by virtue of the SFO. As discretionary beneficiaries of the discretionary trusts holding units in such unit trust, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in such shares by virtue of the SFO. As the spouse of a discretionary beneficiary of the discretionary trusts holding units in such unit trust, Mr. Li Ning was taken to be interested in such shares by virtue of the SFO.

23. These shares were held by Gilbert Investment Inc. which was wholly-owned by Mr. Leung Hay Man.

24. These shares were held by Coningham Investment Inc. which was wholly-owned by Fong Fun Investment Inc. of which 50% was owned by Sir Po-shing Woo and 50% by his wife.

25. Of these shares, (i) 5,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 5,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by Henderson China Holdings Limited ("HC"), an indirect wholly-owned subsidiary of HL.

26. Madam Fung Lee Woon King was the beneficial owner of these shares.

27. These shares were owned by Jetwin International Limited.

28. This share was owned by Sunnice Investment Limited, a wholly-owned subsidiary of Profit Best Development Limited which in turn was wholly-owned by HL.

29. Madam Fung Lee Woon King was the beneficial owner of these shares.

30. Of these shares, (i) 4,000 shares were owned by Applecross Limited which was wholly-owned by Mr. Lee Ka Kit; and (ii) 6,000 shares were owned by Henderson (China) Investment Company Limited, a wholly-owned subsidiary of Andcoe Limited which was wholly-owned by HC.

31. Of these shares, (i) 80 shares were owned by Tactwin Development Limited, a wholly-owned subsidiary of HL; (ii) 10 shares were owned by Henderson Finance Company Limited, a wholly-owned subsidiary of HD; and (iii) 5 shares each were owned by Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares in each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all interests and, liable for all liabilities in Heyield Estate Limited.

32. These shares were owned by Jetwin International Limited.

33. This share was owned by Sunnice Investment Limited, a wholly-owned subsidiary of Profit Best Development Limited which in turn was wholly-owned by HL.

34. Of these shares, (i) 3,038 shares were owned by HL; and (ii) 202 shares were owned by Allied Best Investment Limited which was 50% held by each of Perfect Bright Properties Inc. and Furnline Limited, and Jetwin International Limited was the sole holder of A shares in each of Perfect Bright Properties Inc. and Furnline Limited (the "A Shares") with the A Shares being entitled to all interests and, liable for all liabilities in Allied Best Investment Limited.

35. HKCG (Finance) Limited was a wholly-owned subsidiary of China Gas. These debentures were owned by Mr. Au Siu Kee, Alexander and his wife jointly.

36. These shares formed part of the 150,527,988 shares held by Third Avenue Management LLC on behalf of numerous portfolios and the percentage of such 103,328,000 shares was based on the then issued 1,942,580,000 shares of the Company as at the reporting date under SFO.



REVIEW REPORT TO THE BOARD OF DIRECTORS OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Introduction

We have reviewed the condensed interim financial statements set out on pages 20 to 45 which comprises the consolidated balance sheet of Henderson Land Development Company Limited as of 31 December 2008 and the related consolidated profit and loss account, and consolidated statement of changes in equity and condensed consolidated cash flow statement for the six month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of interim financial statements to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of the interim financial statements in accordance with Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the condensed interim financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial statements consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed interim financial statements as at 31 December 2008 are not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim financial reporting".

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

19 March 2009

二零零八／二零零九年度中期業績摘要

	註	截至十二月三十一日止六個月 二零零八年 未經審核 港幣百萬元	二零零七年 未經審核 港幣百萬元	變動
物業銷售				
－營業額	1	**2,578**	8,235	-69%
－盈利貢獻	2	**879**	3,661	-76%
租金收入淨額	3	**1,462**	1,319	+11%
股東應佔盈利 *(二零零七年－重列)*				
－基本盈利	4	**1,405**	3,759	-63%
－公佈盈利		**1,171**	9,189	-87%
		港幣	港幣	
每股盈利				
－基本盈利	4	**0.65**	1.92	-66%
－公佈盈利		**0.55**	4.69	-88%
每股中期股息		**0.30**	0.40	-25%

	註	於二零零八年 十二月三十一日 未經審核 港幣	於二零零八年 六月三十日 經審核 港幣	變動
每股資產淨值 *(二零零八年六月三十日－重列)*	5	**56.00**	56.45	-1%
每股經調整後資產淨值 *(二零零八年六月三十日－重列)*	6	**59.57**	60.04	-1%
淨借貸相對股東權益		**16.4%**	16.5%	-0.1百分點

	註	於二零零八年 十二月三十一日 百萬平方呎	於二零零八年 六月三十日 百萬平方呎
香港			
土地儲備(以所佔樓面面積計)			
－發展中及待發展之物業	7	**9.1**	8.4
－已建成收租物業	8	**10.1**	10.0
		19.2	18.4
農地(總土地面積)		**32.3**	34.0
中國內地			
土地儲備(以所佔樓面面積計)			
－發展中及待發展之物業		**116.9**	115.7
－已建成收租物業		**3.1**	3.1
		120.0	118.8

註：

1. *為集團應佔旗下附屬公司、聯營公司及共同控制公司於中、港兩地之售樓金額。*
2. *包括集團應佔旗下聯營公司及共同控制公司於中、港兩地售樓盈利貢獻。*
3. *包括集團應佔旗下聯營公司及共同控制公司於中、港兩地所持有之投資物業租金收入淨額。*
4. *撇除旗下附屬公司、聯營公司及共同控制公司所持有之投資物業公允價值變動(扣減遞延稅項)。*
5. *代表本公司股東應佔數額。*
6. *由於香港並無資本增值稅，若於現行稅制下按評估值出售旗下附屬公司、聯營公司及共同控制公司所持有於香港之投資物業，乃無須清繳由重估投資物業所產生並計提及列賬於本集團之綜合資產負債表內之遞延稅項負債金額港幣七十六億七千萬元(二零零八年六月三十日：港幣七十七億一千萬元)，相等於每股港幣3.57元(二零零八年六月三十日：每股港幣3.59元)。因此，為更佳說明本公司股東應佔資產淨值，上述之計算並不包括該項按香港會計準則詮釋第二十一號入賬之遞延稅項。*
7. *包括於二零零八年十二月三十一日之建成存貨應佔樓面面積一百九十萬平方呎，及於二零零八年六月三十日之建成存貨應佔樓面面積一百萬平方呎。*
8. *包括一百萬平方呎應佔樓面面積之酒店物業。*

中期業績及股息

董事局宣佈本集團截至二零零八年十二月三十一日止六個月內，股東應佔未經審核之基本盈利（未經計及投資物業公允價值變動）為港幣十四億零五百萬元，較上年度同期港幣三十七億五千九百萬元（重列）減少港幣二十三億五千四百萬元或63%。以此基本盈利計算，每股盈利為港幣0.65元（二零零七年：港幣1.92元）。

經計及投資物業公允價值變動（已扣減遞延税項及少數股東權益），期內股東應佔盈利則為港幣十一億七千一百萬元，較上年度同期港幣九十一億八千九百萬元（重列）減少港幣八十億一千八百萬元或87%，每股盈利為港幣0.55元（二零零七年：港幣4.69元）。

董事局宣佈派發中期股息每股港幣三角（二零零七年：每股港幣四角）予二零零九年四月二十二日登記在本公司股東名冊內之股東。

截止過戶日期

本公司將於二零零九年四月二十日（星期一）至二零零九年四月二十二日（星期三）止（首尾兩天包括在內），暫停辦理股份登記及過戶手續。為確保享有中期股息之權利，所有股份過戶文件連同有關股票，最遲須於二零零九年四月十七日（星期五）下午四時三十分前，送達香港皇后大道東一八三號合和中心17樓1712-1716室本公司之股份登記及過戶處香港中央證券登記有限公司辦理過戶手續。股息單將於二零零九年四月二十四日（星期五）或之前寄送各股東。

管理層討論及分析

業務回顧

香港業務

物業銷售

由美國次按問題所引發之金融海嘯，已席捲全球並令世界各地經濟均蒙受損失。作為高度外向型之經濟體系，香港亦因此未能倖免。面對本地失業率攀升及經濟下滑，置業人士及投資者（包括來自內地及海外買家）皆轉趨審慎，令本港物業交投量自去年下半年顯著回落。加上信貸收縮以致銀行收緊借貸，進一步打擊投資意欲。截至二零零八年十二月三十一日止之六個月內，集團應佔之香港物業銷售收入總額為港幣二十三億九千一百萬元，當中主要來自西九龍星匯居、大埔比華利山別墅，以及旺角百匯軒。

期內建成以下項目：

	項目名稱及位置	地盤面積 (平方呎)	樓面面積 (平方呎)	土地用途	集團所佔權益 (%)	所佔樓面面積 (平方呎)
1.	星匯居 長沙灣通州街500號	35,629	320,659	商住	100.00	320,659
2.	比華利山別墅三期 大埔三門仔路23號	982,376 (註)	1,165,240 (註)	住宅	90.10	397,400
3.	百匯軒 旺角荔枝角道33號	9,600	84,090	商住	100.00	84,090
4.	匯昇中心 觀塘鴻圖道52號	11,375	125,114	工業	100.00	125,114
					總計：	**927,263**

註：　整個比華利山別墅項目之地盤總面積及總樓面面積分別為982,376平方呎及1,165,240平方呎。

截至二零零八年十二月三十一日，星匯居已售出337個單位，佔總單位數目之84%。該項目建築手工精細，間隔實用，本地傳媒驗收測試過後均一致讚好。至於比華利山別墅(三期)則由於早前推出之一期項目取得理想銷情，故此該壓軸之作更備受市場關注。該期項目雖未正式開盤，但已有兩座洋房經私人洽購方式售出。於去年十二月底，集團趁本地樓市略為喘定，乘勢推出百匯軒。該項目鄰近港鐵站及跨境客運總站，兼且坐擁曼克頓式大都會景緻，故此於開售後僅短短數天內，其全數107個單位已售出超逾三成。以上各項目均深受歡迎，可見縱使市況大幅波動，市場對本集團高質素物業仍然需求甚殷。此外，位於觀塘之優質工廈—匯昇中心，將保留作收租之用。該項目圓滿落成，進一步達成集團致力重建東九龍成為另一現代化工貿核心之目標。

於半年結算日，集團尚有下列主要物業發展項目逾1,370個住宅單位可供出售：

(一) 主要開售中之項目：

	項目名稱及位置	地盤面積（平方呎）	樓面面積（平方呎）	土地用途	集團所佔權益 (%)	半年結算日尚餘及有待出售住宅單位數目	尚餘住宅單位面積（平方呎）
(甲)	**已建成及開售中之項目**						
1.	淺月灣一期 大埔露輝路28號	283,200	226,561	住宅	100.00	48	164,667
2.	淺月灣二期 大埔露屏路1號	228,154	182,545	住宅	100.00	47	141,520
3.	嘉亨灣 西灣河太康街38號	131,321	1,410,629	住宅	69.53	67	71,634
4.	翔龍灣 土瓜灣新碼頭街38號	130,523	1,109,424	商住	住宅： 55.51 商業： 39.06	47	56,233
5.	比華利山別墅一期 大埔三門仔路23號	982,376 （註一）	1,165,240 （註一）	住宅	90.10	105 （註二）	348,405 （註二）
6.	星匯居 長沙灣通州街500號	35,629	320,659	商住	100.00	63	57,039
7.	百匯軒 旺角荔枝角道33號	9,600	84,090	商住	100.00	73	58,786
					小計：	**450**	**898,284**
					集團自佔面積：		**816,947**

（二）未開售項目：

	項目名稱及位置	地盤面積（平方呎）	樓面面積（平方呎）	土地用途	集團所佔權益(%)	住宅 單位數目	住宅 單位面積（平方呎）
1.	比華利山別墅三期 大埔三門仔路23號	982,376 （註一）	1,165,240 （註一）	住宅	90.10	161 （註三）	430,408 （註三）
2.	粉嶺上水市地段231號	45,779	228,860	住宅	100.00	362	228,860
3.	元朗唐人新村丈量約份 第122約地段第1740號	78,781	78,781	住宅	100.00	60	78,781
4.	粉嶺上水市地段76號	42,884	34,308	住宅	100.00	51	34,308
5.	半山干德道39號	56,748	229,255	住宅	60.00	66	229,255
6.	沙田市地段第539號	95,175	358,048	住宅	100.00	157	358,048
7.	港島南區赫蘭道 11,12,12A,12B	43,492	32,619	住宅	44.42	4	32,619
8.	佐敦廣東道600號	3,642	32,772	商住	100.00	62	27,311
					小計：	**923**	**1,419,590**
					集團自佔面積：		**1,267,148**
					主要發展項目可供開售住宅單位總數目及面積：	**1,373**	**2,317,874**
					集團自佔面積總計：		**2,084,095**

註一： 整個比華利山別墅項目之地盤總面積及總樓面面積分別為982,376平方呎及1,165,240平方呎。

註二： 該期比華利山別墅另有31座洋房持作投資用途。

註三： 另有兩座洋房於早前經私人洽購方式售出。

土地儲備

於二零零八年十二月三十一日，以自佔樓面面積總計，集團在本港擁有土地儲備約一千九百二十萬平方呎，當中包括發展中及待發展之樓面共七百二十萬平方呎、待售存貨樓面一百九十萬平方呎、已建成收租物業九百一十萬平方呎，以及酒店物業共一百萬平方呎。此外，集團另有停車場收租面積約二百六十萬平方呎。

期內，集團透過法庭指令完成購入灣仔兩幅優質地塊餘下之7.13%權益。該項目地盤面積共約一萬六千平方呎，其中原有之金國大廈即將清拆，而國民大廈則經已完成拆卸，將分別發展成為一幢樓面面積約十一萬四千七百平方呎之商住大廈，以及一幢樓面面積約六萬六千平方呎之精品式酒店。

為配合市場需求改變及善用土地資源，集團經常研究將土地用途作適當更改。期內，集團就九龍灣宏光道8號，以及持有50%權益之香港仔黃竹坑道19-21號地盤申請改變土地用途。當與政府落實補地價金額後，宏光道8號地盤將按市場需求發展成為寫字樓或酒店，而黃竹坑道19-21號地盤則會發展成為寫字樓物業，分別提供自佔樓面面積約二十五萬八千平方呎及十萬七千平方呎。

於半年結算日，集團持有農地土地面積約三千二百三十萬平方呎，為全港擁有最多農地之發展商。

期內就元朗和生圍項目更改土地用途取得重大進展。城市規劃委員會已批准其作為綜合住宅發展項目，該項目佔地約二百三十萬平方呎，將發展成為低密度住宅項目，並提供約八十九萬平方呎樓面面積。集團已向政府申請以合理補價，更換此優質地段之土地用途。至於另一幅位於烏溪沙之土地，預計可供發展之樓面面積約三百萬平方呎。為統一及合併業權以應付日後可能之土地交還及重批，集團於二零零九年二月與其中一合作夥伴完成交換土地。經調整後，集團佔該發展項目之權益由53.75%增至56.75%，而自佔之樓面面積亦相應由約一百六十萬平方呎，增加至約一百七十萬平方呎。另一幅位於元朗大棠路之地盤，預計可提供約一百一十七萬平方呎樓面面積。集團佔該項目79.03%權益，即約九十萬平方呎。預期於未來十二個月內，該三幅農地將逐一與政府落實補地價，完成更改土地用途並提供可發展樓面面積合共約三百五十萬平方呎，令集團之發展土地儲備大幅提升。

在政府已列為新發展區之粉嶺／古洞北及洪水橋，集團分別擁有農地約二百七十八萬平方呎及二百六十二萬平方呎。集團將積極配合政府就該兩地區之發展規劃，爭取更改有關農地之土地用途，以加速擴展可發展用地之來源。集團亦就其他農地積極申請更改土地用途，務求取得更充裕之發展用地。

城市規劃委員會完成檢討油塘灣之「綜合發展區」地帶，並已修訂規劃大綱，集團正就旗下之油塘灣船廠地盤項目準備總綱發展藍圖，在獲批准後將申請換地及商討補地價金額，預計該項目總樓面面積約五百三十五萬平方呎，當中集團佔約八十萬平方呎。

收租物業

於二零零八年十二月三十一日，集團於本港擁有已建成自佔收租物業約九百一十萬平方呎。當中商場(或零售舖位)佔四百四十萬平方呎，寫字樓佔三百二十萬平方呎，工貿商廈佔九十萬平方呎，住宅及套房酒店則佔六十萬平方呎。集團之收租物業分佈廣泛，當中有25%座落於香港島，31%位於九龍，而其餘44%位於新界。

即使本地租務市場若干環節近期有下調跡象，集團現時部份收租物業之市值租金仍較其之前所簽訂租約之租金為高。故此期內集團在本港之租金總收入(連同旗下聯營公司及共同控制公司所持有之收租物業應佔收益)較上年度同期增長10%至港幣十九億三千六百萬元。至於租金收入淨額亦上升10%，至港幣十三億七千萬元。於半年結算日，集團旗下主要出租物業(不包括新落成之觀塘223項目)之出租率仍高達94%。

國際金融中心商場不斷引進世界各地特色品牌，並設有其在本港之旗艦店，故此一向為城中之潮流及購物熱點，而期內亦近乎全部租罄。至於集團旗下遍佈新界之各個大型購物商場，因鄰近或座落於港鐵新市鎮沿線之上，兼且以供給鄰近居民日常生活所需為主，故此其租務表現亦保持平穩。其中將軍澳新都城中心二期及三期、馬鞍山新港城中心、荃灣城市中心二期、屯門時代廣場、元朗千色廣場、粉嶺花都廣場、沙田廣場及沙田中心等於半年結算日均錄得95%或以上之高出租率。

為求令顧客購物更添驚喜，集團旗下各購物商場經常舉辦推廣活動，以及改善其租戶組合。集團亦一直不斷為收租物業進行翻新及改善設施，務求提升物業價值。期內，集團已完成彌敦道九龍行零售樓層之大型整改，以及將軍澳新都城中心二期的外牆翻新。於二零零九年下半年，屯門時代廣場南翼之大型整改工程亦將會展開，至於上環金龍中心則將緊接其後進行設施翻新。

集團旗下各優質寫字樓(如中環國際金融中心及北角友邦廣場)，期內幾乎租罄，兼且續租租金平均加幅達雙位數字。剛於上年度落成之觀塘臨海地標性寫字樓物業—觀塘223，憑藉其矚目之建築設計及周全設施，雖然面對區內新供應及競爭與日俱增下，仍能以合理租金招攬多個優質租戶。

期內，集團旗下各豪宅之租務表現仍保持理想。與國際金融中心相輔相成，共同確立為城中商務核心之四季匯套房酒店，其租務表現良好，入住率及房租俱能保持高水平。至於位於半山之惠苑，於半年結算日之出租率逾91%，新租約及現有租戶續租時之租金均相當不俗。

酒店及零售

四季酒店向以追求卓越，服務優質見稱，故此一直穩佔本港酒店業界之領導地位。期內，四季酒店平均房租顯著增長，入住率亦保持理想。而該酒店除提供舒適居停之餘，亦被公認為美食天堂。其中以提供新派粵菜為主之「龍景軒」，近期更榮獲歷史悠久兼享譽國際之美食指南《米芝蓮》冠以至高之三星食肆美譽，為全球首間及唯一之中式食肆享有此頂級榮譽。

此外，集團旗下擁有及管理有三百六十二間客房之香港麗東酒店、一百六十八間客房之九龍麗東酒店、三百一十七間客房之北角麗東軒，以及五百九十八間客房之觀塘麗東酒店。所有酒店之設計均舒適優雅，設備齊全及服務殷勤，令顧客體會賓至如歸及物超所值之服務真諦。期內，各酒店之平均房價上升，兼且入住率持續高企，令房租收入均保持平穩。

集團現有五間「千色Citistore」百貨零售店遍佈九龍及新界，此外亦設有id: c及Basic House兩間以銷售韓、日服飾為主之品牌專門店，以迎合時下年青顧客之潮流品味。期內，該零售業務收入增長達8%，盈利貢獻更上升達22%。

建築及物業管理

集團堅守「以人為本」及「以客為先」之理念發展各項物業。集團旗下各項目均提供緊貼時代脈搏之設施，同時亦注入環保元素，務求令顧客享有最新穎及最優質之產品。

建築部於項目規劃發展初期已積極參與並出謀獻計，在各方精英集思廣益下，建築成本得以精確掌握及有效監控。集團因此能投放更多資源採購優質物料，令各發展項目之建築質素進一步提升。

集團為求精益求精，不斷為建築部員工安排培訓及講座，並且引入先進設施及技術。憑藉嚴謹管理、精確監控及安全操作，令集團屢獲殊榮，得到業界廣泛認同。近期獲取之獎項包括由九大專業學會聯手頒予之「優質建築獎」、香港特區政府發展局頒發之「公德地盤獎」，以及由香港建造商會頒予之「積極推動安全獎」等。

集團除關注其建築項目，對推動業界發展及回饋社會亦不遺餘力。本公司建築部總經理現時擔任香港建造商會永遠監督，為業界監察商會之運作；同時亦為建造業議會訓練學院主席，積極推行工藝認証系統，提升業內工藝水平。此外，集團亦不斷推動與國家住房和城鄉建設部溝通，增強內地及香港於建造、培訓及安全等多方面之交流。

透過旗下物業管理成員公司「恒益物業管理有限公司」及「偉邦物業管理有限公司」，集團履行對客戶以心服務之承諾。期內合共贏取128項殊榮，當中「香港Q嘜優質服務認證」以及由香港生產力促進局頒發之「最佳品牌企業獎」，足以反映該兩間公司無可比擬之服務質素，以及於業內之領導地位。此外，周全細心之物業管理服務不但能提升居民之生活質素，更有助提升其物業價值。該兩公司多年鍥而不捨推動綠色生活及環保，終獲得廣泛認同，並令旗下多個物業獲得廢物回收及節能獎項。

在集團根深蒂固之公司文化所薰陶下，該兩間物業管理成員公司亦向來熱心公益，積極肩負社會責任。因此連續多年俱被嘉許為「商界展關懷公司」，近期更獲僱員再培訓局頒發「傑出僱主獎」。此外，其員工亦憑藉多年於工餘時間組織多項慈善公益活動，連續五年蟬聯義工「最高服務時數獎」冠軍。

為配合集團開拓內地市場，及鞏固其作為全國最優秀發展商之聲譽，該兩間物業管理成員公司亦將其累積多年在港之成功服務經驗引進內地市場。期內該兩間物業管理成員公司派出一支訓練有素隊伍協助去年二月落成之廣州大型樓盤恒荔灣畔進行交樓工作，內地業主對此無微不至之售後服務均讚不絕口，而其寶貴意見亦有助集團掌握內地市場不斷變化之口味及趨勢。

內地及澳門業務

二零零八年年初，中央採取嚴厲調控政策，抑制明顯與市場現實脫節的樓市，防止泡沫形成。在國家洞悉先機及適當調控政策下，二零零七年過熱的樓市從高位回落，受到有效調控。二零零八年下半年，受到全球金融海嘯的影響，內地的經濟增長率持續減少，導致全國的購買力下降；同時調控政策令買家普遍持觀望態度，房地產也逐漸步入低谷，房價見回落，成交亦萎縮。二零零八年全年商品房銷售面積較上年下降21%，而成交量跌幅最大的城市是二零零七年房價上漲過多的城市。

相比二零零七年之投資過熱，二零零八年卻見成交萎縮。雖然開發面積呈現逐月下降的趨勢，但整體市場仍供過於求。二零零八年下半年政府很少拍賣土地，住宅用地流標流拍頻仍，成交的多以底價售出，間中亦有退地的情況出現。二零零八年第三季，地產市場有加速下滑的趨勢。中央在二零零八年第四季對房地產市場的宏觀調控適當地作出改變，將交易相關的稅費下調或減免；央行亦從二零零八年九月開始，連續下調存貸款利率，有力支持了自住需求。房價降低及整體利率下調，令置業者購買力相對增加，整體市場基本穩定下來。

因應市場的變化，集團之內地房地產發展亦已作出調整。自二零零七年下半年內地房地產市場出現瘋狂搶地，集團未有參與激烈的競投，故土地儲備並無顯著增加。擬買入的地塊，近期仍在重新商討條件中；早前訂下的土地儲備目標，將會進一步延遲。集團在發展中之物業，位於市中心及周邊區，均為中高檔樓盤，以設計、規劃、配套及設施為重點，發展路線明顯與政府決意增加廉租房及經濟適用房等保障性住房有檔次分別。因應內地房地產市場的情況，集團在發展項目的第一期會稍為延遲，並縮減推售面積，以及調整單位的設計。

縱使市況逆轉，重新推售之廣州恒荔灣畔項目銷情仍相當理想，餘下約240個住宅單位已近乎沽清。因此，截至二零零八年十二月三十一日止之六個月內，集團應佔之內地物業銷售總額達港幣一億八千七百萬元。集團於內地合共三百一十萬平方呎之投資物業組合亦表現理想，期內集團應佔之租金總收入及租金收入淨額分別增長19%至港幣一億五千萬元，以及18%至港幣九千二百萬元。其中集團於上海之租務表現仍保持良好，未受浦東租廈供應大增及全球金融海嘯衝擊。於半年結算日，上海不夜城廣場租出率高達97%；而有多間大型跨國企業如微軟、阿迪達斯及百勝餐飲等進駐之上海港匯廣場第二期辦公大樓，出租率亦超過93%，平均續租及新租約之租金更創出每天每平方米人民幣十一元之新高。於二零零八年八月舉辦之北京奧林匹克運動會，為北京恒基中心之商場帶來龐大客流；至於廣州恒寶廣場於二零零八年十二月則有近乎九成出租率，租金收入則較去年同期上升45%。

於二零零八年七月，集團與新鴻基地產及九龍倉集團簽訂一項合營協議，按分別佔三成、四成及三成擁有權之比例，攜手於四川省省會，即成都市之東大街發展一幅約一百八十六萬平方呎之商業地塊。東大街項目座落錦江區最繁盛之地段，交通四通八達，更有兩條地鐵線正在興建或規劃中。日後將建有寫字樓大樓、五星級酒店、匯聚環球品牌之購物中心及住宅公寓。建成後整個項目可提供總樓面面積逾一千一百二十萬平方呎，集團佔當中約三百四十萬平方呎。

集團於期內亦修訂策略，並重整長沙市之發展組合，以便集中資源開發大型項目以切合人口稠密之湖南省省會之住屋需求。當中集團已放棄收購一項位於開福區之住宅項目，土地面積約八十三萬平方呎。至於集團之合資公司則於二零零八年十二月以約人民幣六千二百七十萬元購入一幅位於同區之高嶺組團，面積約六十二萬平方呎之土地。連同早前於二零零七年十月以約人民幣三億五千萬元購入，並座落在旁面積約三百九十萬平方呎地盤，兩者將一併發展成為大型住宅社區。該項目現正進行初步規劃，擬將分階段落成並合共提供總樓面面積約六百七十萬平方呎，集團佔當中55%權益，即約三百七十萬平方呎。此高嶺組團項目，將與樓面面積達七百八十萬平方呎之星沙鎮「恒基•凱旋門」項目，攜手為長沙市居民建立其夢寐以求之大型綜合住宅社區。

由於加入上述發展項目，集團內地土地儲備於去年十二月底之總樓面已增加至約一億一千六百九十萬平方呎，當中約77%為可供出售之住宅樓面，至於寫字樓樓面及商業樓面分別佔11%及9%，而會所及其他社區設施則佔餘下之3%。

發展中或可供將來發展之項目

	集團所佔可建樓面面積* (百萬平方呎)
主要城市	
北京	2.1
上海	2.3
廣州	15.4
小計：	**19.8**
二線城市	
長沙	10.8
成都	3.3
重慶	6.6
南京	2.4
瀋陽	21.3
蘇州	17.0
西安	20.7
徐州	5.3
宜興	9.7
小計：	**97.1**
總計：	**116.9**

* *不包括地庫及停車場面積*

土地儲備之用途

	可建樓面面積（百萬平方呎）	百分比
住宅	90.5	77%
寫字樓	12.9	11%
商業	10.4	9%
其他（包括會所、學校及社區設施）	3.1	3%
總計：	**116.9**	**100%**

誠如之前所報告，集團內地業務之發展方針為主要城市及二線城市並重。於主要城市，集團物色之優質地塊均為人流暢旺，兼且交通方便，可發展成為揉合創新設計及質素良好之大型綜合項目。至於二線城市則以中產人士佔多之省會及直轄市作為發展重點。當中集團以開發大型項目為主，務求令土地有效運用，從而提升物業之長遠增值能力。期內，此雙向發展策略在各範疇均見成功施行。

主要城市之物業發展進度

位於北京市朝陽中央商業區之環球金融中心，已於二零零九年一月落成，並為當地演繹優質及可持續發展商廈之新典範。其「水晶珠寶盒」之建築意念，為著名之西沙佩利建築事務所繼設計香港國際金融中心之後另一心血傑作。環球金融中心為北京市首項國際甲級辦公大樓，除採納尖端科技及提供優良設施外，該項總樓面面積達二百一十三萬平方呎之綜合辦公大樓更具備多項嶄新之環保節能措施，因此榮獲香港環保建築協會初步評定及頒發「白金級別初步評估證書」；其卓越環保效益及嚴謹建築規格完全符合不同租戶對技術及基建之各項要求，因此租務反應相當良好。當中逾十五萬平方呎樓面已被多家跨國公司、國際組織及著名外資餐飲集團落實承租，而餘下之一百九十八萬平方呎樓面，當中有四十四萬平方呎樓面正進行租務洽談。此外，地下商場約四萬二千平方呎樓面亦正在洽租中。

在上海市，集團各項發展中之物業均位於浦西。該區由於早被開發，故此其辦公樓樓面之供應遠比浦東平穩。其中南京東路155號地段項目，因靠近黃浦灘並處於行人步行街開端之上，將建有五層裙樓及十七層塔樓而內將設有甲級寫字樓及商場。舉世知名之丹下都市建築設計株式會社將為此樓面面積達七十三萬平方呎之發展項目進行外牆設計；至於其四層地庫則將額外提供約三十萬平方呎樓面面積，日後將用作兩條地下鐵路之交匯處、停車場及商場。整個項目將於二零一零年年初落成，正好趕及迎接二零一零年上海世界博覽會，集團已為此租賃項目安排招租。此外，外牆仿似石英形狀之南京西路688號地段項目，亦同樣由丹下都市建築設計株式會社所設計，將建有一座兩層高商業裙樓連二十二層高商業大廈，共提供約七十萬平方呎樓面面積。位於閘北區之兩項發展項目亦進展順利：天目西路130-2號項目座擁約三十七萬平方呎辦公樓樓面，以及六萬平方呎商場面積，於二零零九年年底落成時將持作收租用途。至於鄰近之天目西路147號項目，其合共約四十一萬平方呎樓面可望於二零一一年第二季竣工。

二線城市之物業發展進度

在長沙市，「恒基•凱旋門」鄰近景色怡人之星沙鎮松雅湖，將分三期發展並建有豪華住宅、社區設施及康樂配套設施，合共提供約七百八十萬平方呎樓面面積，供逾四千個家庭居住。其中首批住宅單位共有樓面面積約一百四十萬平方呎，已連同購物設施及會所一併於去年十月動工，預計將於二零一零年第一季落成。

在重慶市，集團擁有兩項地標式物業發展項目，滿足不同客戶需求之餘，亦令經營更具規模效益。一幅位於該市南岸區，前臨長江而伴以綠化園林之優質地塊，將發展成為可容納三千個家庭之高尚住宅社區，並附設購物中心、幼兒園及會所設施。因應政府就「兩江四岸」新政策下要求改善市容之呼籲，該江邊項目亦對其整體設計規劃作出修訂。現擬分期發展並合共提供總樓面面積約三百七十五萬平方呎。當中首期樓面面積約為三十九萬平方呎，包括住宅樓面面積約三十四萬平方呎及商業設施約五萬平方呎，將於二零零九年第四季展開工程，可望於二零一一年第四季落成，並於二零一零年第一季推出預售。集團於二郎鳳凰區擁有另一個發展項目。該區以連接成渝高速公路而以交通便利見稱，兼且鄰近彩雲湖及桃花溪等多個怡人景點。集團於該二郎鳳凰區建設之大型綜合社區項目將配有住宅、會所、幼兒園及購物設施等，完成時將為二千個家庭合共提供逾二百八十萬平方呎樓面面積。當中首期項目將於二零零九年第二季開始動工，於二零一零年年底落成時將提供總樓面面積約二十八萬平方呎。此外，該首期項目將於二零零九年第四季推出預售。

在南京市，一幅位於棲霞區面積約五十萬平方呎之地塊，將發展成為樓面面積約九十萬平方呎之豪華住宅項目。該項目位處鬧市中心，兼且靠近邁皋橋地鐵站，該區有商業以及醫療、文娛、體育等完備社區配套設施。當周邊交通網絡完工後，建築工程將於二零零九年第四季全面展開，當中首期項目可望於二零一一年第二季落成，並將於二零一零年第二季推出預售。集團另一幅位於該市東北部仙林新城之地塊，佔地約一百六十萬平方呎，可提供樓面面積為一百七十萬平方呎。現擬規劃發展成為豪華住宅社區，並提供幼兒園、文娛康體、社區中心等配套設施。隨著多間院校及大學陸續遷入，加上仙林地鐵站快將建成，該著名大學城之社區及交通配套將更趨完善。項目首期工程將於二零零九年第四季展開，並可望於二零一一年第一季竣工。該項目將於二零一零年第二季展開預售。

在瀋陽市，兩幅位於瀋陽金融商貿開發區，佔地合共約五十萬平方呎之地塊將一併發展成為瀋陽國際金融中心。該項目鄰近地鐵站，而附近亦設有鐵路總站，將於零售裙樓之上建有三幢分別為辦公樓、服務式寓所及酒店之摩天大樓，於二零一四年年底建成時將合共提供總樓面面積約五百七十萬平方呎。凱達環球有限公司建築師樓為該項目設計整體佈局，而與國際著名建築師貝聿銘相關之貝氏建築事務所，則被委任為該項目當中八十九層高主要辦公大樓之設計建築師，建成時將成為中國東北地區最高建築物。此外，於景色怡人之瀋陽蒲河新區且鄰近自然環境優美之月牙湖旁，一幅位於蒲河北岸而佔地約三百七十三萬平方呎之地塊，將連同對岸之一幅面積約四百零九萬平方呎土地，一併發展成為大型住宅備有商業配套設施之社區。整個項目完成時將建有低密度花園洋房，一直伸延至兩邊小山之高層住宅樓群。在修改之項目整體規劃方案已進入最後階段。

在蘇州市，一幅位於相城區佔地達三百二十萬平方呎，而樓面面積約為六百八十萬平方呎之住宅地塊，將與其毗鄰一批合共一百六十萬平方呎，並有逾一千萬平方呎樓面面積之商業地塊共同開發成為大型綜合社區。貫穿該市南北之主要交通幹道「人民北路」已於去年底伸延至該項目旁，兼且整個項目與多條正在興建或籌劃中之幹道及地鐵系統連接，往返市中心均非常方便。整個項目將貫徹以現代江南水鄉作為建築設計風格，其中住宅地塊將由凱達環球有限公司擔任其項目設計工作，首期住宅項目將於二零零九年第三季動工，於二零一一年第一季落成時將可為500個家庭提供共約六十七萬平方呎樓面面積。此項目正籌備於二零零九年第四季推出預售。

在西安市，集團與新加坡淡馬錫控股(私人)有限公司各佔一半股權之合作項目—「御錦城」，位於風景優美之滻霸生態園內而毗鄰興建中之東三環路及地下鐵路，往返市中心均相當方便。整個河濱綜合社區項目預計於二零一六年年底建成時將有樓面面積逾三千三百萬平方呎，其中逾八成劃作住宅用途，並可為二萬五千個家庭提供家園。此外，該項目亦設有國際學校及醫院。第1 A期之建築工程現正展開，預計於二零一零年第三季落成時可提供總樓面面積約一百二十萬平方呎，並提供約一千個家庭居住。該期住宅將於二零零九年第三季推出預售。集團於西安市另一項住宅項目，乃位於該市要道東二環路之金花北路路段。該項目鄰近籌劃中之地鐵沿線，總樓面面積達四百二十萬平方呎。住宅大廈之間建有廣闊園林，務求令其約三千個住戶均能對景致一覽無遺。首期項目樓面面積約為四十一萬平方呎，將二零零九年年中動工，預期二零一一年第二季落成。

在徐州市，徐州新城區項目鄰近風景優美之大龍湖，位處市政府新辦公中心區內。該項目將分四期發展，合共提供約四百五十萬平方呎住宅樓面及六十萬平方呎商業樓面。由凱達環球有限公司設計之整體佈局已獲審批，建築工程可望於二零零九年年中展開。首期項目將於二零一零年年中落成並提供住宅樓面面積約為四十八萬平方呎。有關住宅單位將於二零零九年第三季推出預售。

在宜興市，一幅座落河中小島上且佔地約四十萬平方呎之地塊，將於二零零九年四月展開地基工程。整個項目於二零一一年四月落成時將建有低密度豪華住宅、小高層及高層住宅及住客會所，共提供約七十萬平方呎樓面面積。預售則將於二零零九年年底展開。另一幅位處該市東氿新區湖邊，佔地約五百六十萬平方呎之地塊將發展成為具備高、低層住宅樓群之綜合社區，合共提供約九百萬平方呎樓面面積。首期項目之三十八萬平方呎住宅單位將於二零零九年第四季開始動工，二零零九年第四季展開預售，並可望於二零一一年第二季落成。

澳門合作發展項目

於二零零五年四月，集團簽訂協議共同開發澳門氹仔海傍一大型地盤。該地塊面積約一百四十五萬平方呎，現在仍然正在申請更改土地用途，可發展樓面面積待定。

恒基兆業發展有限公司(「恒發」)

截至二零零八年十二月三十一日止六個月，該集團未經審核之股東應佔盈利為港幣六千一百萬元，而上年度同期則為港幣三百五十三億三千二百萬元(重列)。盈利下跌主因是於二零零七年同期內該集團獲得來自已終止營運業務所帶來之港幣三百五十二億六千五百萬元的一次性收益。因此，該集團截至二零零八年十二月三十一日止六個月來自持續營運業務之股東應佔盈利為港幣六千一百萬元，較二零零七年同期(撇除該項來自已終止營運業務的一次性收益後)的港幣六千七百萬元(重列)，減少港幣六百萬元或9%，此乃該集團之銀行利息收入下降所致。

自二零零七年十二月向恒基兆業地產有限公司出售其持有的香港中華煤氣有限公司之全部權益後，該集團於半年結算日持有杭州錢江三橋60%權益及馬鞍山環通公路49%權益。

在杭州錢江三橋之交通流量增加，以及期內人民幣兑港幣的匯價升值所帶動下，該集團截至二零零八年十二月三十一日止六個月營業額為港幣一億五千六百萬元，較二零零七年同期上升21%。期內杭州錢江三橋通行費收入大幅上升25%，至港幣一億二千六百萬元，而馬鞍山環通公路通行費收入亦增加7%至港幣三千萬元。

誠如於二零零九年三月十二日所公佈，一間恒發佔70%權益之附屬公司經已與馬鞍山環通公路發展有限公司(「馬鞍山公路合營」，此乃營運馬鞍山環通公路之合營企業)之合營夥伴簽訂一份協議，以人民幣一億二千二百萬元之代價，將該附屬公司持有之馬鞍山公路合營之全部70%權益出售予該合營夥伴。按照恒發持有馬鞍山公路合營之權益於二零零八年六月三十日之賬面值，估計恒發於出售時可確認約港幣四千二百一十萬元之盈利(此數值須待該項交易完成後方可作實)。此乃根據將收取之代價人民幣一億二千二百萬元，以及該賬面值(經計及馬鞍山公路合營於二零零七年度及二零零八年度之除稅後溢利分派)計算。

此外，誠如於二零零九年一月九日之公告所述，恒發接獲通知，杭州恒基錢江三橋有限公司(「三橋合營」，此乃營運杭州錢江三橋之合營公司)之合營夥伴已決定終止就收購恒發持有的三橋合營全部60%權益之商討。

該集團相信，由於杭州錢江三橋位處杭州之優越位置，該集團於該項目之投資將繼續取得令人滿意之收益。憑藉穩健之財務狀況，該集團將會物色合適且優質之項目，以擴大本身之業務組合及替股東增值。

聯營公司

香港中華煤氣有限公司(「香港中華煤氣」)截至二零零八年十二月三十一日止財政年度，股東應佔稅後溢利為港幣四十三億零二百五十萬元，較上年度減少港幣四十九億六千七百一十萬元。上年度之溢利包含以注入資產換取百江燃氣控股有限公司(「百江燃氣」)之股份所產生之非經常性收益以及地產項目售樓與國際金融中心重估增值等所帶來之收益，合共港幣六十二億八千零一十萬元。非經常性收益於二零零八年則只有港幣十二億九千九百三十萬元。在本年度內，該集團共投資港幣二十八億九千五百萬元以拓展香港及內地燃氣與水務輸配管道及其他設施。

(I) 本港煤氣業務

本港全年煤氣銷售量較上年度上升2.0%，主要增長來自住宅及酒樓食肆用戶。截至二零零八年底，客戶數目達1,672,084戶，較上年度增加25,592戶。此外，透過增加新爐具產品、擴闊銷售渠道和加大市場推廣力度，二零零八年總體爐具銷售量較上年度增加4.6%。

該公司自二零零六年十月引進天然氣取代部分石腦油作為生產煤氣之原料後，原料成本下降令客戶受惠。儘管近期國際油價已大幅回落，該公司引進之天然氣之價格仍較市場價格為低。然而，本港煤氣市場已漸見飽和，加上過去多年本地通脹持續，營運成本不斷增加，故該公司經過十年未有增加煤氣標準收費後，已於二零零八年十月一日起調高每兆焦耳之煤氣標準收費港幣0.3仙。

於新界東所鋪設之一條全長二十四公里之高壓輸氣管道已於去年竣工。另一條全長十五公里之管道，用以從大埔輸送天然氣至馬頭角煤氣廠，以取代部分石腦油作為生產煤氣之原料，工程進展良好。此外，新界西一條全長九公里之管道正在施工。為配合政府在東南九龍之發展，該集團亦正制訂該區之供氣管網規劃。

(II) 中國內地業務發展

於二零零七年三月完成併購百江燃氣，令香港中華煤氣管道燃氣項目增加二十五個。百江燃氣現稱港華燃氣有限公司（「港華燃氣」，股份代號：1083），其中45.63%權益由香港中華煤氣持有。二零零八年港華燃氣之盈利增加至港幣二億零二百萬元，較上年度增長40.0%。標準普爾評級服務公司（「標準普爾」）及穆迪投資分別於二零零七年八月及二零零八年四月提升港華燃氣之信貸評級。港華燃氣於二零零八年在安徽省黃山市及遼寧省瀋陽近海經濟區成立了管道燃氣合資公司，另於近期簽約收購山東省茌平和四川省新津及新都項目。

香港中華煤氣於本年度取得海南省多個地區之管道燃氣合資項目，亦於遼寧省大連市經濟技術開發區及長興島等發展管道燃氣項目。連同港華燃氣之項目，香港中華煤氣之管道燃氣項目已增至七十一個，遍佈內地十五個省／直轄市。

香港中華煤氣之天然氣中游項目包括安徽省、河北省及浙江省杭州市之天然氣管線項目，以及吉林省天然氣支線及開發氣田資源項目。香港中華煤氣至今亦投資及營運三個水務項目，分別為江蘇省吳江市和安徽省蕪湖市之供水合資項目，以及江蘇省蘇州工業園區之供水及排水合資項目。

總括而言，連同港華燃氣之城市管道燃氣項目，香港中華煤氣至今已於內地十八個省／直轄市／自治區取得合共八十六個項目，業務範圍覆蓋天然氣上、中、下游項目、自來水供應與污水處理、天然氣加氣站及新興環保能源項目等。

(III) 易高環保投資業務

透過全資附屬公司易高環保投資有限公司及其屬下公司(「易高」)，香港中華煤氣亦致力發展新興環保能源業務。易高專用石油氣加氣站業務於二零零八年盈利較上年度有顯著增長。新界東北堆填區之沼氣處理廠亦運作暢順，經處理之沼氣通過專用管道輸送至大埔煤氣廠取代部分石腦油作為煤氣生產之燃料。

易高與香港機場管理局簽訂為期四十年之專營權協議，設計、興建及營運永久航空煤油設施，為香港國際機場之航空煤油供應提供運油輪之碼頭設施及大型貯罐庫區。現時工程正按計劃進行，預計二零零九年底前可正式投入服務。易高亦與機場管理局就第二期工程達成協議，增建第二貯罐庫區以增加設施之儲油量，預計該工程可於二零一零年年底完成。

該集團在內地首個煤層氣液化項目位於山西省，首期設施已於去年第四季度建成投產。易高於內蒙古鄂爾多斯市將計劃進行煤基化工項目；另在江西省豐城市落實參與投資煤礦及焦化項目。去年第三季，易高於陝西省興建之全國最大型壓縮天然氣加氣站投產。

(IV) 地產發展項目

截至二零零八年十二月底，翔龍灣及嘉亨灣已售出之住宅樓面面積均已超過95%。物業投資方面，該集團持有國際金融中心約15.8%權益以及翔龍灣之商場。

首次發行十億美元之擔保票據

香港中華煤氣全資附屬公司HKCG (Finance) Limited於二零零八年八月發行及銷售十億美元(相等於港幣七十八億元)S規例／144A規則擔保票據。該等票據由香港中華煤氣擔保，已於去年八月八日在香港聯合交易所有限公司上市(股份代號:4303)，票面息率為定息每年6.25%，發行價為99.319%，年期為十年。是次發行新票據是二零零八年全亞洲最大規模之投資級別企業發債，兼且獲國際評級機構穆迪投資及標準普爾分別給予A1(穩定)及A+(穩定)的信貸評級。所得款項淨額將用於為香港中華煤氣部分現有債務重新融資、為其資本開支提供資金或作為一般公司資金。

香港小輪(集團)有限公司(「香港小輪」)截至二零零八年十二月三十一日止財政年度，除稅後綜合虧損為港幣五億二千六百萬元，而二零零七年之除稅後綜合溢利為港幣三億八千五百萬元。業績倒退主要由於「港灣豪庭」及「新港豪庭」住宅單位銷售減少所致，以及投資股票掛鈎票據需以市值入賬，而於二零零八年十二月三十一日錄得港幣六億一千萬元之虧損。與其賬面成本比較，虧損則為港幣四億四千四百萬元。

年內「港灣豪庭」及「新港豪庭」剩餘之十八個住宅單位全數售出，為香港小輪帶來港幣四千三百萬元之毛利。物業投資方面，港灣豪庭商場租金收入約為港幣三千四百萬元，年終時商舖出租率為88%。新港豪庭之商舖於年內全部租出，租金收入約為港幣一百三十萬元。

因「亮賢居」較遲取得入伙紙，所以首批住宅單位推遲至二零零九年二月尾才開售。該批單位現已售出八十個，總值約港幣三億七千萬元。該項目為樓高六十層，高七百呎，總樓面約三十三萬六千平方呎，乃該區最高之大廈。而寬敞之住戶會所面積約三萬平方呎，設備先進完臻，備有最新Stewart 138吋弧形大銀幕之星光影院等設施。至於位於油塘草園街6號之項目，上蓋建築已完成。該項目總樓面面積約為十六萬五千平方呎，其中住宅樓面面積約為十四萬平方呎，非住宅樓面面積約為二萬五千平方呎，項目剛已取得入伙紙，現在正進行裝修。出售「亮賢居」及油塘草園街住宅之收益，將為該集團下財政年度之主要收入。

海上遊覽船業務、汽車渡輪業務及船廠業務之營業額分別上升13%、11%及34%。故此，渡輪、船廠及相關業務錄得盈利約港幣三百四十萬元。因銀鑛灣酒店舊翼裝修，酒店業務錄得虧損約港幣二百三十萬元。旅遊業務亦錄得虧損約港幣三百八十萬元。

中環碼頭訴訟方面，案件於二零零八年三月於上訴庭進行聆訊，隨後上訴庭頒下判詞。第二期審理原訂於二零零八年十一月進行，但於審訊審結前，雙方於二零零八年十一月二十日就該訴訟(包括反索償)之完滿和解簽署協議，該集團同意向政府支付港幣一億二千五百萬元(包括利息和堂費)。由於所支付的款額小於該集團在，賬目上就索償潛在法律責任所作出之港幣一億六千萬元撥備，和解後該集團已回撥撥備餘額港幣二千三百萬元，作為該集團截至二零零八年十二月三十一日止財政年度之一項溢利。

美麗華酒店企業有限公司(「美麗華」)截至二零零八年九月三十日止六個月之未經審核股東應佔溢利為港幣一億二千二百萬元。撇除期內投資物業公允價值減少約港幣三千八百萬元及可出售投資減值撥備約八百萬元，未經審核除稅前溢利為港幣一億八千八百萬元，跌幅約百分之四。

其位於尖沙咀彌敦道之旗艦酒店，除早前已完成翻新的酒店大堂及豪華宴會廳外，第一批合共一百二十間客房已於二零零八年四月進行翻新，並於同年八月完成及重新開放。該酒店餘下的舊式客房亦緊接其後作第二批客房翻新，有關工程仍在進行中。期內受翻新工程施工影響而減低酒店的容客量。

隨著第一批翻新完成的酒店客房於二零零八年八月投入服務後，該酒店已重新定位並改名為The Mira, Hong Kong。透過房間價格的提升及豪華宴會廳的宴會／商務活動收益所帶來的回報，收入可望增加。至於位於酒店大堂的新餐廳Yamm亦漸漸成為城中的飲食熱點。

該酒店另計劃於中央平台部份興建一個由名師設計的特色花園，配以花園套房。至於外牆粉飾工程亦將會展開。近期建材價格及建築成本回落，有助該集團就往後階段的酒店翻新工程減輕開支。

該集團的地產業務在回顧期內表現理想，並且與不少零售商戶及寫字樓客戶於本港地產市道仍然暢旺之時簽訂續約協議。至於餐飲業務方面，該集團於回顧期內致力提升效率和控制成本，並堅守旗下餐館食肆的特色品味、優質美食及一級服務，務求在競爭激烈的市場上保持獨有地位。

旅遊業務繼續為該集團之消閒、觀光及酒店業務提供重要之協同效應。經過多年發展，其旅遊業務不僅為客戶帶來更多的旅遊新選擇，更藉旅遊套餐增加邊際利潤，令整體營業額錄得不俗升幅。

展望

去年九月爆發之金融海嘯，已引致全球金融體系動盪不安、嚴重且持續信貸危機、以及全球經濟急速下滑。幸而對內地金融機構影響較輕，中央政府亦擁有豐裕之財政儲備，且迅速地推行多項措施以振興主要產業及改善農民生活水平，又增加基建投資、穩定就業以刺激內部消費，而鼓勵銀行投放信貸支持經濟增長之措施亦已續見成效。此外，中央政府亦承諾鼎力支持本港經濟發展，對背靠祖國之香港將產生穩定作用，加上本港之金融系統亦較為健全，均有助應付面對金融海嘯之挑戰。

本港現時利率處於極低水平，而各主要銀行亦積極爭取按揭業務，將有助集團多個樓盤之銷售，當中包括多個豪宅項目(例如比華利山別墅三期、赫蘭道11,12,12A,12B、干德道39號及沙田市地段539號)及其他住宅項目(例如位於唐人新村及粉嶺上水市地段231號等之項目)。

內地方面，集團發展中之項目以用家為主。內地人民收入普遍保持增長，儲蓄率也在逐年遞增，購買住房能力不斷加強。房貸政策在二零零八年底開始放寬，房地產交易相關稅費在陸續下調或減免，而央行也接連減息，故雖然購房者普遍對後市房價仍持觀望態度，但已見房地產市場穩定下來，交易量近期亦見增加。

二零零九年內地房地產市場，預期供大於求之局面尚未能扭轉，而個別城市情況會較為嚴重；但房地產作為內地支柱產業，在國家適時調控政策、從二零零八年上半年抑制過熱轉為下半年維持穩定之情況下，將會為保持中國經濟增長作主力貢獻。雖然大部份城市之房地產市場供過於求之局面已經形成，而買家亦對於價格甚為敏感，但定價比較合理之樓盤，開售反應仍然踴躍熱烈。預料連串新政策之推出、銷售價格之合理調整、以及整體利率之下調，會令置業者購買力相對增加，亦有助購房者重拾信心，刺激市場交易量，對市場復元具有積極之作用。

二零零九年集團將推售多個項目，包括長沙「恒基·凱旋門」、西安「御錦城」、宜興宜城小島及東氿新區項目、重慶二郎鳳凰區項目、蘇州相城區項目及徐州新城區項目，該等項目之第一期總建築樓面面積共約五百二十萬平方呎。集團對內地房地產之長遠發展極具信心，內地房地產市場潛在需求旺盛，而政府適時準確之政策及銀行業之信貸意識，均對內地房地產行業之健康發展起關鍵作用。集團將繼續物色市中心具增值潛力之優質地塊。

在投資物業方面，儘管一般預期本港二零零九年上半年市況持續疲弱，將對租金收入及出租率構成頗大壓力；然而，集團旗下商場多位處人口密集之新市鎮，有關市場之消費力，尤其針對日常生活必需品，所受到之影響相對輕微。同時，在寫字樓需求向東九龍轉移之趨勢下，集團新建成之收租物業，如匯昇中心、觀塘223及鴻圖道78號均因而受惠。故此，集團對本財政年度之本地整體租金收入仍審慎樂觀。內地方面，北京環球金融中心已於二零零九年一月落成，隨著該項樓面面積達二百一十萬平方呎之國際甲級商廈之啟用，集團之收租物業組合樓面面積已增至五百二十萬平方呎。本集團內地之租金收入將進一步提升。

若不計及旗下三間上市聯營公司(即香港中華煤氣、香港小輪及美麗華)之貢獻，集團於截至二零零八年十二月三十一日止之六個月總租金收入淨額為港幣十三億零一百萬元，較去年同期增加10%。而就該三間上市聯營公司而言，若不包括集團應佔該等公司所持投資物業之公允價值變動(扣除遞延税項後)，以及與核心業務無關之非經常性項目之收益或損失，集團於期內應佔其核心業務除税後基本盈利合共為港幣六億三千萬元。

集團經三十多年之經營，已建立龐大之投資物業組合及上市聯營公司投資，均為集團提供穩定之收入來源。在多次經濟低迷時期，當中包括一九九七年亞洲金融風暴，以及二零零三年非典型肺炎爆發等，憑藉審慎理財及明智策略所建立之穩健根基，加上管理層之毅力及睿智，集團每次均能克服困難，並於風浪過後更為壯大。由於擁有龐大之穩定經常性現金流，充裕之備用信貸，以及較低負債之穩健財務狀況，集團對未來挑戰除可應付裕如外，更能把握可能出現之機遇，擴大土地儲備及投資，為日後發展奠定穩固基礎。

簡明中期財務報表

綜合損益計算表－未經審核

	附註	截至十二月三十一日止六個月 二零零八年 港幣百萬元	二零零七年 (重列) 港幣百萬元
營業額	三	**4,819**	8,409
直接成本		**(2,339)**	(4,517)
		2,480	3,892
其他收入	四	**161**	153
其他(虧損)／收益淨額	四	**(23)**	119
其他營運(費用)／收益淨額	五	**(215)**	93
分銷及推廣費用		**(304)**	(587)
行政費用		**(612)**	(616)
未計入投資物業公允價值變動之經營盈利		**1,487**	3,054
投資物業之公允價值(減少)／增加	十一(b)	**(2,646)**	4,153
已計入投資物業公允價值變動之經營(虧損)／盈利		**(1,159)**	7,207
融資成本	六(a)	**(440)**	(269)
		(1,599)	6,938
應佔聯營公司盈利減虧損		**534**	1,934
應佔共同控制公司盈利減虧損		**2,122**	2,198
除稅前盈利	六	**1,057**	11,070
所得稅	七	**159**	(1,181)
本期盈利		**1,216**	9,889
盈利分配：			
－本公司股東		**1,171**	9,189
－少數股東權益		**45**	700
本期盈利		**1,216**	9,889
中期結算後宣派之中期股息	八(a)	**644**	859
每股盈利 － 基本及攤薄	十(a)	**港幣0.55元**	港幣4.69元
經調整後每股盈利	*十(b)*	***港幣0.65元***	*港幣1.92元*

第二十六頁至第四十五頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

綜合資產負債表

	附註	於二零零八年十二月三十一日（未經審核）港幣百萬元	於二零零八年六月三十日（重列）港幣百萬元
非流動資產			
固定資產	十一	**57,200**	59,313
無形經營權	十一	**728**	749
經營租約下自用租賃土地權益		**996**	1,006
聯營公司權益		**33,758**	33,993
共同控制公司權益		**15,898**	13,891
衍生金融工具	十二	**527**	268
其他金融資產	十三	**1,679**	2,164
遞延稅項資產		**152**	129
		110,938	111,513
流動資產			
購買物業訂金		**3,506**	4,840
存貨		**39,212**	37,624
應收賬款及其他應收款	十四	**5,261**	5,072
保管賬存款		**44**	154
現金及現金等價物	十五	**20,108**	15,675
		68,131	63,365
流動負債			
應付賬款及其他應付款	十六	**3,979**	4,589
銀行借款及透支	十七	**8,509**	3,307
本期稅項		**592**	879
		13,080	8,775
流動資產淨值		**55,051**	54,590
總資產減流動負債		**165,989**	166,103

簡明中期財務報表

綜合資產負債表(續)

	附註	於二零零八年十二月三十一日(未經審核)港幣百萬元	於二零零八年六月三十日(重列)港幣百萬元
非流動負債			
銀行借款	十七	**28,193**	29,007
擔保票據		**3,079**	3,312
同母系附屬公司借款		**3,433**	1,872
衍生金融工具	十二	**1,072**	309
遞延稅項負債		**7,066**	7,441
		42,843	41,941
資產淨值		**123,146**	124,162
資本及儲備			
股本		**4,294**	4,294
儲備		**115,931**	116,902
本公司股東應佔權益總額		**120,225**	121,196
少數股東權益		**2,921**	2,966
權益總額		**123,146**	124,162

第二十六頁至第四十五頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

綜合權益變動表－未經審核

	附註	截至十二月三十一日止六個月 二零零八年 港幣百萬元	二零零七年 (重列) 港幣百萬元
於七月一日之權益總額			
一 上期報告		**124,198**	100,744
一 採納《香港(國際財務報告詮釋委員會)》 — 詮釋第十二號之影響	二	**(36)**	(38)
一 已重列		**124,162**	100,706
本期直接於權益內確認之淨(虧損)／收益：			
換算境外公司財務報表之匯兑差額		**(99)**	723
現金流量對沖：公允價值變動之有效部份(已扣除遞延税項)		**(420)**	–
重估盈餘(已扣除遞延税項)		**–**	16
可供出售權益證券之公允價值變動		**(394)**	335
		(913)	1,074
由權益轉賬：			
現金流量對沖：由權益撥入損益(已扣除遞延税項)		**204**	–
可供出售權益證券減值虧損撥入損益		**73**	–
匯兑儲備於出售附屬公司時變現		**–**	(14)
		277	(14)
本期盈利			
一 上期報告			9,888
一 採納《香港(國際財務報告詮釋委員會)》 — 詮釋第十二號之影響			1
一 本期盈利(二零零七年一已重列)		**1,216**	9,889
本期已確認之收益及支出總額		**580**	10,949

簡明中期財務報表

綜合權益變動表－未經審核(續)

	附註	截至十二月三十一日止六個月 二零零八年 港幣百萬元	二零零七年 (重列) 港幣百萬元
分配予：			
－ 本公司股東		**532**	10,233
－ 少數股東權益		**48**	716
		580	10,949
支付股息	八(b)	**(1,503)**	(1,360)
支付少數股東股息		**(42)**	(164)
派款予少數股東	九	**–**	(14,930)
增加附屬公司權益		**–**	10,142
還款予少數股東淨額		**(51)**	(183)
出售附屬公司		**–**	(108)
股本交易所產生之權益變動：			
－ 發行股份		**–**	408
－ 股份溢價之淨收入		**–**	13,373
		–	13,781
於十二月三十一日之權益總額		**123,146**	118,833

第二十六頁至第四十五頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表

簡明綜合現金流量表－未經審核

	附註	截至十二月三十一日止六個月 二零零八年 港幣百萬元	二零零七年 港幣百萬元
營運活動所用的現金淨值		**(164)**	(2,227)
投資活動所得／(所用)的現金淨值		**901**	(2,986)
融資活動所得的現金淨值		**3,812**	7,571
現金及現金等價物增加之淨值		**4,549**	2,358
於七月一日之現金及現金等價物		**15,583**	9,427
外幣兌換率改變之影響		**(80)**	152
於十二月三十一日之現金及現金等價物	十五	**20,052**	11,937

第二十六頁至第四十五頁之附註屬本簡明中期財務報表之一部份。

簡明中期財務報表(未經審核)附註

一 編製基準

本簡明中期財務報表乃根據(a)適用的《香港聯合交易所有限公司證券上市規則》披露規定；及(b)二零零八年年度財務報表內所採納之相同會計政策(載於附註二所採納之《香港(國際財務報告詮釋委員會)》— 詮釋第十二號「服務特許權的安排」除外)，及遵照香港會計師公會頒佈之《香港會計準則》第三十四號「中期財務報告」而編製。本簡明中期財務報表於二零零九年三月十九日獲授權刊發。

按照《香港會計準則》第三十四號編製之簡明中期財務報表需要管理層作出判斷、估計及假設。該等判斷、估計及假設均影響政策之應用，以及按本年截至報告日期為止呈報之資產及負債、收入及支出之金額。

本簡明中期財務報表包括簡明綜合財務報表及經篩選的附註解釋。此等附註載有多項事件與交易之說明，此等說明對了解本集團自刊發二零零八年年度財務報表以來財務狀況之變動與表現均非常重要。

此簡明中期財務報表乃未經審核，惟已由畢馬威會計師事務所根據香港會計師公會頒佈之《香港審閱工作準則》第二四一零號「獨立核數師對中期財務信息的審閱」作出審閱。畢馬威會計師事務所致董事會之審閱報告已刊載於第六十四頁。

雖然本簡明中期財務報表所載關於截至二零零八年六月三十日止財政年度之財務資料(作為以往已申報之資料)並不構成本公司在該財政年度之法定綜合財務報表，惟這些財務資料均摘錄自該等財務報表。截至二零零八年六月三十日止年度之法定財務報表可從本公司之註冊辦事處索取。核數師已在其二零零八年九月十八日之報告中，就該等財務報表發表無保留意見。

二 主要會計政策

香港會計師公會頒佈了多項新訂和經修訂的《香港財務報告準則》(此統稱包括個別《香港財務報告準則》、《香港會計準則》及詮釋)。這些準則在本集團之本會計期間首次生效或可供提早採用。本集團根據現行頒佈之《香港財務報告準則》為基準，以釐定預期於編製本集團截至二零零九年十二月三十一日止期間之財務報表時所採納之會計政策。該等準則之發展並沒有對本簡明中期財務報表於所列示期間所應用之會計政策構成重大改變，惟因採納《香港(國際財務報告詮釋委員會)》— 詮釋第十二號「服務特許權的安排」除外。該詮釋對本簡明中期財務報表內本集團之收費橋樑項目分類及保留盈利有下列影響：

於以前年度，本集團把私人營運商參與公營基建服務的合約性安排列賬為「固定資產」。採納《香港(國際財務報告詮釋委員會)》— 詮釋第十二號後，本集團之收費橋樑項目已由「固定資產」重新分類為「無形經營權」，及將本集團已取得經營收費權(特許權)向公營服務使用者收費之情況下，以一項無形經營權列賬。無形經營權之成本乃根據本集團收費橋樑經營年期二十九年內以直線法攤銷。此項會計政策變動獲追溯應用，比較數字已經重列。

簡明中期財務報表(未經審核)附註

二　主要會計政策(續)

採納《香港(國際財務報告詮釋委員會)》— 詮釋第十二號之財務影響如下：

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
資產負債表		
無形經營權增加	**548**	563
固定資產減少	**(583)**	(599)
保留盈利減少	**(23)**	(24)
少數股東權益減少	**(12)**	(12)

	截至十二月三十一日止六個月	
	二零零八年 港幣百萬元	二零零七年 港幣百萬元
損益計算表		
期內攤銷支出增加	**21**	17
期內折舊支出減少	**(22)**	(18)

本集團現正評估並未於即將屆滿之會計期間前生效及不在本簡明中期財務報表中採納之其他修訂、新訂準則及新詮釋，在首次應用期間的預期影響。至目前為止，本集團預期採納於二零零九年一月一日或其後開始的會計期間生效之《香港財務報告準則》第八號「業務經營分部」和《香港會計準則》第一號(經修訂)「財務報表之呈報」將會導致財務報表出現新訂或修訂披露。至於有關其他修訂、新訂準則及新詮釋，本集團尚未能確定其會否對本集團之經營業績及財務狀況構成重大影響。

簡明中期財務報表（未經審核）附註

三 分部資料

本集團於期內按業務分部劃分之收入及業績之分析如下：

業務分部

本集團的主要業務分部如下：

物業發展	：	發展和銷售物業
物業租賃	：	出租物業
建築工程	：	樓宇建造工程
基建項目	：	投資基建項目
酒店業務	：	酒店經營及管理
百貨業務	：	百貨公司經營及管理
其他	：	提供財務借貸、投資控股、項目管理、物業管理、代理人服務、提供清潔及保安服務

簡明中期財務報表(未經審核)附註

三　分部資料(續)

業務分部(續)

截至二零零八年十二月三十一日止六個月

	物業發展(註(i)) 港幣百萬元	物業租賃 港幣百萬元	建築工程 港幣百萬元	基建項目 港幣百萬元	酒店業務 港幣百萬元	百貨業務 港幣百萬元	其他 港幣百萬元	對銷 港幣百萬元	綜合 港幣百萬元
營業額	2,644	1,364	104	156	104	140	307	-	4,819
其他收入(不包括銀行利息收入)	1	3	1	-	6	1	32	-	44
對外收入	2,645	1,367	105	156	110	141	339	-	4,863
分部業務間收入	-	83	987	-	1	-	32	(1,103)	-
總收入	2,645	1,450	1,092	156	111	141	371	(1,103)	4,863
分部業績	855	916	48	114	36	5	86		2,060
分部業務間交易	(6)	(20)	(62)	-	(1)	17	(28)		(100)
對經營盈利之貢獻	849	896	(14)	114	35	22	58		1,960
銀行利息收入									117
存貨撥備	(23)	-	-	-	-	-	-		(23)
可供出售權益證券之減值虧損(包括於「其他金融資產」內)	-	-	-	-	-	-	(73)		(73)
未能分類之營運支出減收入淨額									(494)
經營盈利									1,487
投資物業之公允價值減少									(2,646)
融資成本									(440)
									(1,599)
應佔聯營公司盈利減虧損(註(ii))									534
應佔共同控制公司盈利減虧損(註(iii))									2,122
除税前盈利									1,057
所得税									159
本期盈利									1,216

簡明中期財務報表(未經審核)附註

三 分部資料(續)

業務分部(續)

截至二零零七年十二月三十一日止六個月(重列)

	物業發展 (註(i)) 港幣百萬元	物業租賃 港幣百萬元	建築工程 港幣百萬元	基建項目 港幣百萬元	酒店業務 港幣百萬元	百貨業務 港幣百萬元	其他 港幣百萬元	對銷 港幣百萬元	綜合 港幣百萬元
營業額	6,253	1,291	114	129	104	130	388	-	8,409
其他收入(不包括銀行利息收入)	-	3	1	-	-	2	19	-	25
對外收入	6,253	1,294	115	129	104	132	407	-	8,434
分部業務間收入	-	90	1,276	-	-	-	29	(1,395)	-
總收入	6,253	1,384	1,391	129	104	132	436	(1,395)	8,434
分部業績	1,997	875	61	89	35	-	194		3,251
分部業務間交易	24	(21)	(67)	-	-	18	(25)		(71)
對經營盈利之貢獻	2,021	854	(6)	89	35	18	169		3,180
銀行利息收入									128
存貨撥備	(18)	-	-	-	-	-	-		(18)
未能分類之營運支出減收入淨額									(236)
經營盈利									3,054
投資物業之公允價值增加									4,153
融資成本									(269)
									6,938
應佔聯營公司盈利減虧損(註(ii))									1,934
應佔共同控制公司盈利減虧損(註(iii))									2,198
除稅前盈利									11,070
所得稅									(1,181)
本期盈利									9,889

簡明中期財務報表（未經審核）附註

三　分部資料（續）

地區分部

	香港 港幣百萬元	中國內地 港幣百萬元	綜合 港幣百萬元
截至二零零八年十二月三十一日止六個月			
營業額	**4,235**	**584**	**4,819**
其他收入（不包括銀行利息收入）	**39**	**5**	**44**
對外收入	**4,274**	**589**	**4,863**
截至二零零七年十二月三十一日止六個月			
營業額	8,010	399	8,409
其他收入（不包括銀行利息收入）	17	8	25
對外收入	8,027	407	8,434

註：

(i) 包括在物業發展分部營業額內有一項為數港幣7,000,000元之營業額（二零零七年：港幣927,000,000元）乃源自於本集團與一間聯營公司共同發展物業項目之權益而產生之本集團應佔銷售收益。

(ii) 包括在本集團本期應佔聯營公司盈利減虧損內有一項為數港幣7,000,000元之虧損（二零零七年：港幣1,001,000,000元之盈利）乃源自物業發展分部，及另一項為數港幣337,000,000元（二零零七年：港幣593,000,000元）之盈利乃源自物業租賃分部（已包括期內投資物業之公允價值變動（扣除遞延稅項後）之金額港幣195,000,000元（二零零七年：港幣474,000,000元））。

(iii) 包括在本集團本期應佔共同控制公司盈利減虧損內有一項為數港幣33,000,000元（二零零七年：港幣381,000,000元）之盈利乃源自物業發展分部，及另一項為數港幣2,012,000,000元（二零零七年：港幣1,738,000,000元）之盈利乃源自物業租賃分部（已包括期內投資物業之公允價值變動（扣除遞延稅項後）之金額港幣1,775,000,000元（二零零七年：港幣1,617,000,000元））。

簡明中期財務報表(未經審核)附註

四 其他收入及其他(虧損)／收益淨額

	截至十二月三十一日止六個月	
	二零零八年	二零零七年
	港幣百萬元	港幣百萬元
其他收入		
銀行利息收入	**117**	128
其他利息收入	**6**	6
其他	**38**	19
	161	153
其他(虧損)／收益淨額		
出售固定資產淨盈利(註)	**2**	79
外幣兌換淨(虧損)／收益	**(22)**	42
出售上市投資(虧損)／收益	**(2)**	1
衍生金融工具公允價值虧損淨額	**–**	(3)
其他	**(1)**	–
	(23)	119

註：

截至二零零七年十二月三十一日止六個月期間，本集團與若干人士簽訂買賣協議出售物業權益予該等人士，其總代價約為港幣1,261,000,000元。該出售所產生之淨盈利合計約為港幣78,000,000元。

簡明中期財務報表（未經審核）附註

五　其他營運（費用）／收益淨額

	截至十二月三十一日止六個月	
	二零零八年	二零零七年
	港幣百萬元	港幣百萬元
出售附屬公司之收益淨額（註）	**–**	144
存貨撥備	**(23)**	(18)
應收賬款及其他應收款之（減值虧損）／減值虧損撥回	**(43)**	15
可供出售權益證券減值虧損（參閱附註十三）	**(73)**	–
其他	**(76)**	(48)
	(215)	93

註：

截至二零零七年十二月三十一日止六個月期間，本集團出售兩間附屬公司（其業務為物業租賃），其總代價為港幣362,000,000元。該出售所產生之收益淨額為港幣123,000,000元。

簡明中期財務報表(未經審核)附註

六 除稅前盈利

除稅前盈利已扣除/(計入)下列各項:

		截至十二月三十一日止六個月	
		二零零八年	二零零七年
		港幣百萬元	港幣百萬元
(a)	**融資成本:**		
	銀行利息	**598**	431
	五年內須償還借款之利息	**28**	46
	五年後須償還借款之利息	**92**	75
	其他借貸成本	**22**	22
		740	574
	減:資本化之數額*	**(300)**	(305)
		440	269
(b)	**員工成本:**		
	薪酬、工資及其他福利	**669**	644
	界定供款退休計劃之供款	**26**	22
		695	666

* 借貸成本乃根據年利率3.20%至6.44%(二零零七年:4.73%至5.67%)之息率資本化。

簡明中期財務報表(未經審核)附註

六 除稅前盈利(續)

除稅前盈利已扣除／(計入)下列各項：(續)

	截至十二月三十一日止六個月	
	二零零八年	二零零七年 (重列)
	港幣百萬元	港幣百萬元
(c) 其他項目：		
折舊	**56**	45
減：資本化之數額	**(1)**	(1)
	55	44
租賃土地補價之攤銷	**10**	10
無形經營權之攤銷	**26**	22
銷售成本		
一 待出售之建成物業(註)	**1,447**	3,699
一 存貨	**135**	100
投資股息收入		
一 上市	**(4)**	(12)
一 非上市	**(12)**	(7)

註：

包括在待出售之建成物業之銷售成本內有一項為數港幣3,000,000元之銷售成本(二零零七年：港幣326,000,000元)乃源自於本集團與一間聯營公司共同發展物業項目(披露於附註三內)之權益而產生之本集團應佔銷售成本。

簡明中期財務報表(未經審核)附註

七 所得稅

綜合損益計算表內列報之所得稅代表：

	截至十二月三十一日止六個月	
	二零零八年	二零零七年
	港幣百萬元	港幣百萬元
本期稅項		
香港利得稅撥備	**128**	350
香港以外稅項撥備	**39**	88
土地增值稅撥備	**34**	–
遞延稅項		
源自及撥回暫時性差異	**(360)**	743
	(159)	1,181

本期內香港利得稅撥備乃按估計應課稅盈利之16.5%(二零零七年：17.5%)計算。

香港以外稅項撥備乃按期內在有關稅務司法管轄區賺取之估計應課稅盈利之期內適用稅率計算。

本集團於中國內地開發作銷售用途的物業需按土地增值金額以累進稅率30%至60%基準繳交土地增值稅。按照現行適用法例，土地增值金額乃根據物業銷售收入減去可扣減開支(包括土地使用權租賃費用、借貸成本及所有物業發展開支)而釐定。

綜合損益計算表內之遞延稅項(撥回)／支出主要是源自於期內集團投資物業之公允價值(減少)／增加而(撥回)／引致之應課稅暫時性差異。

簡明中期財務報表(未經審核)附註

八 股息

(a) **屬於中期之股息：**

	截至十二月三十一日止六個月	
	二零零八年	二零零七年
	港幣百萬元	港幣百萬元
中期結算後宣派之中期股息 每股港幣三角(二零零七年：港幣四角)	**644**	859

(b) **屬於上一財政年度，並於本中期內核准及支付的股息：**

	截至十二月三十一日止六個月	
	二零零八年	二零零七年
	港幣百萬元	港幣百萬元
屬於上一財政年度，並於隨後之中期內核准及 支付的末期股息每股港幣七角 (二零零七年：港幣七角)	**1,503**	1,360

九 派款予少數股東

截至二零零七年十二月三十一日止之六個月期間，本公司旗下一間附屬公司恒基兆業發展有限公司(「恒基發展」)派款合共港幣46,575,000,000元予其股東。有關派款金額乃來自於本公司收購恒基發展持有香港中華煤氣有限公司之全部權益(詳情載於本集團二零零八年年報)而由恒基發展從本公司取得之收益中支付。就此而言，派款予恒基發展少數股東合計為港幣14,930,000,000元。

簡明中期財務報表（未經審核）附註

十 每股盈利

(a) 每股盈利乃按本公司股東應佔盈利港幣1,171,000,000元（二零零七年（重列）：港幣9,189,000,000元），並按期內已發行普通股之加權平均數2,147,000,000股（二零零七年：普通股1,959,000,000股）計算。

截至二零零七年及二零零八年十二月三十一日止六個月內，並沒有具攤薄盈利之潛在股份，因此本期及上期之每股攤薄盈利與每股基本盈利相同。

(b) 經調整後每股盈利乃根據以下已調整之本公司股東應佔盈利計算：

	截至十二月三十一日止六個月	
	二零零八年	二零零七年 （重列）
	港幣百萬元	港幣百萬元
本公司股東應佔盈利	**1,171**	9,189
投資物業公允價值變動之影響	**2,646**	(4,153)
投資物業公允價值變動所產生之遞延稅項之影響	**(409)**	666
應佔投資物業公允價值變動（扣除遞延稅項後）之影響：		
— 聯營公司	**(195)**	(474)
— 共同控制公司	**(1,775)**	(1,617)
少數股東權益之影響	**(33)**	148
用以計算每股盈利之經調整後盈利	**1,405**	3,759
經調整後每股盈利	**港幣0.65元**	港幣1.92元

簡明中期財務報表(未經審核)附註

十一 固定資產及無形經營權

(a) 重新分類

於採納《香港(國際財務報告詮釋委員會)》— 詮釋第十二號「服務特許權的安排」後，本集團之收費橋樑項目已由「固定資產」重新分類為「無形經營權」。有關詳情載於附註二。

(b) 估值

投資物業已於二零零八年十二月三十一日由獨立測量師行 — 戴德梁行(其員工具備香港測量師學會資深會員之資格，且對被重估之物業所在位置及所屬類別有近期相關之估值經驗)進行重估，重估基準乃以個別物業之市值為準則(按物業現況)，並參照市場類似交易個案，及在合適情況下，將淨租金收入資本化，並計入租約期滿後續約時淨租金收入增加之潛在能力。

(c) 資產抵押

於二零零八年六月三十日及二零零八年十二月三十一日，本集團已將收費高速公路經營權抵押以取得若干銀行借款。

十二 衍生金融工具

	於二零零八年十二月三十一日		於二零零八年六月三十日	
	資產	**負債**	資產	負債
	港幣百萬元	**港幣百萬元**	港幣百萬元	港幣百萬元
現金流量對沖：				
— 跨貨幣利率掉期合約	**527**	**1,072**	268	309

於二零零八年十二月三十一日，尚未到期的掉期合約名義本金總額為524,000,000美元(二零零八年六月三十日：325,000,000美元)及50,000,000英鎊(二零零八年六月三十日：50,000,000英鎊)。該等掉期合約包括所簽訂之跨貨幣利率掉期合約，其作用是對沖本集團所發行之擔保票據及若干銀行借款所產生之利率風險及外匯風險。該等掉期合約到期日介乎二零一零年九月八日至二零二二年七月二十五日期間。

簡明中期財務報表(未經審核)附註

十三 其他金融資產

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
可供出售權益證券	**680**	1,062
應收分期款	**911**	1,003
長期應收款	**88**	99
	1,679	2,164

於二零零八年十二月三十一日，本集團若干可供出售權益證券已被認定為出現減值，此乃基於其公允價值出現低於成本之重大或長期下跌。截至二零零八年十二月三十一日止之六個月期間，已於綜合損益計算表內確認減值虧損為港幣73,000,000元(二零零七年：港幣零元)(參閱附註五)。

應收分期款為自結算日起十二個月後到期之應收樓價之分期款。結算日後十二個月內到期之應收分期款，已列入流動資產中之「應收賬款及其他應收款」內(參閱附註十四)。

十四 應收賬款及其他應收款

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
應收分期款	**2,290**	2,078
應收賬款、預付費用及按金	**2,585**	2,540
應收客戶合約工程款	**58**	48
應收聯營公司款項	**327**	393
應收共同控制公司款項	**1**	13
	5,261	5,072

簡明中期財務報表(未經審核)附註

十四 應收賬款及其他應收款(續)

(i) 包括於應收賬款及其他應收款內之應收貿易賬款(扣除呆賬撥備),於結算日之賬齡分析如下:

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
未逾期或逾期一個月內	**1,744**	1,594
逾期一個月至三個月	**215**	792
逾期三個月至六個月	**128**	147
逾期超過六個月	**1,078**	492
	3,165	3,025

(ii) 於二零零八年十二月三十一日,包括於應收貿易賬款內有一項為數人民幣426,000,000元(相等於港幣484,000,000元)(二零零八年六月三十日:人民幣474,000,000元(相等於港幣539,000,000元))乃關於恒基發展擁有60%權益的附屬公司杭州恒基錢江三橋有限公司(在中國內地杭州市經營一條收費橋樑)(「三橋合營」)之應收通行費收入。有關通行費收入乃根據三橋合營與杭州市"四自"工程道路綜合收費管理處(一所位於杭州市之相關政府機構)(「杭州政府機構」)訂立之合同條款由杭州政府機構自二零零四年一月起代本集團收取。截至二零零八年十二月三十一日止六個月內,三橋合營已從杭州政府機構收回人民幣164,000,000元(相等於港幣186,000,000元)。

在本期間後,於二零零九年二月十六日,三橋合營已從杭州政府機構進一步收回人民幣250,000,000元(相等於港幣284,000,000元)。

(iii) 本集團會定期對逾期應收分期款進行審閱及採取跟進措施,以使管理層能評估有關客戶之償還能力,並藉以減低信貸風險。有關源自出租物業之租金收入,租戶須預先繳納每月租金及存放足夠的按金以減低潛在之信貸風險。至於其他應收賬款,所給予客戶的信貸條款乃按每一個客戶財政實力和過往還款狀況作基準。在此情況下,集團並無向客戶獲取抵押品。應收賬款之賬齡分析乃按時編製及審慎監控,使有關信貸風險儘量減低。預期未可收回之數額已計提足夠的減值虧損。

簡明中期財務報表(未經審核)附註

十五 現金及現金等價物

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
銀行及其他財務機構定期存款	**8,995**	8,114
銀行存款及現金	**11,113**	7,561
綜合資產負債表之現金及現金等價物	**20,108**	15,675
銀行透支	**(56)**	(92)
簡明綜合現金流量表之現金及現金等價物	**20,052**	15,583

十六 應付賬款及其他應付款

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
應付賬款及應付費用	**3,228**	2,912
租約及其他按金	**586**	556
已收預售樓宇訂金	**–**	821
應付聯營公司款項	**38**	177
應付共同控制公司款項	**127**	123
	3,979	4,589

包括於應付賬款及其他應付款內之應付貿易賬款，於結算日之賬齡分析如下：

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
一個月內到期及按要求還款	**736**	683
一個月後但三個月內到期	**253**	290
三個月後但六個月內到期	**150**	183
六個月後到期	**1,114**	877
	2,253	2,033

簡明中期財務報表(未經審核)附註

十七 銀行借款及透支

截至二零零八年十二月三十一日止六個月內，本集團獲得新增銀行借款金額合共港幣9,940,000,000元及償還銀行借款金額合共港幣5,468,000,000元。新增銀行借款之借款年利率介乎1.10%至6.85%之間。

於二零零八年十二月三十一日，除銀行借款港幣41,000,000元(二零零八年六月三十日：港幣40,000,000元)是以本集團之收費高速公路經營權作抵押外(參閱附註十一(c))，銀行借款及透支均無抵押。

十八 承擔項目

於二零零八年十二月三十一日，本集團於本簡明中期財務報表內未計提之資本承擔項目如下：

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
就物業收購，未來發展及相關內部裝置費用並已簽約之承擔	**2,744**	3,343
已由董事批准但尚未簽約之未來發展及相關內部裝置費用	**12,697**	13,360
	15,441	16,703

十九 或然負債

於二零零八年十二月三十一日，本集團之或然負債如下：

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
(a) 本集團為樓宇買家向財務機構發出之擔保	**1**	2

簡明中期財務報表(未經審核)附註

十九 或然負債(續)

(b) 於二零零六年十二月就有關出售若干附屬公司及股東貸款予陽光房地產信託基金(「陽光房託」)事項(「出售」),本集團與陽光房託簽訂稅務契約。根據該等稅務契約,本集團承諾賠償予陽光房託於完成出售時(「完成」)或之前所發生之任何稅務債項、回補直至完成時所授商業建築物免稅額及資本性免稅額及於完成前物業重新分類所產生之稅務債項。於二零零八年十二月三十一日,本集團就上述所產生之或然負債為港幣30,000,000元(二零零八年六月三十日:港幣30,000,000元)。

(c) 於二零零八年十二月三十一日,本集團就有關擔保其附屬公司對應有及合適工作表現之責任而發出履約擔保書所產生之或然負債為港幣93,000,000元(二零零八年六月三十日:港幣92,000,000元)。

二十 關連人士之重大交易

除於本簡明中期財務報表內另有披露之交易外,本集團於本期內已訂立下列關連人士之重大交易:

(a) **與一間同母系附屬公司之交易**

本集團與其一間同母系附屬公司關連人士之重大交易如下:

	截至十二月三十一日止六個月	
	二零零八年	二零零七年
	港幣百萬元	港幣百萬元
其他利息支出(註(i))	**10**	19

(b) **與聯營公司及共同控制公司之交易**

本集團與其聯營公司及共同控制公司關連人士之重大交易如下:

	截至十二月三十一日止六個月	
	二零零八年	二零零七年
	港幣百萬元	港幣百萬元
其他利息收入(註(i))	**6**	7
建築工程收入(註(ii))	**104**	5
管理費收入(註(iii))	**4**	19
專業費用收入(註(iii))	**1**	2
銷售佣金收入(註(iii))	**10**	29
租金支出(註(iii))	**31**	33

註:

(i) 利息收入及支出乃按當時貸款結餘額並參考香港銀行同業拆息或優惠利率計算。
(ii) 此等交易為代付成本加上若干百份比之服務費用。
(iii) 此等交易乃按一般商業條款及於正常業務範圍內進行。

簡明中期財務報表(未經審核)附註

二十 關連人士之重大交易(續)

(c) 與本公司董事所擁有之一間公司之交易

本公司董事李家傑先生透過其所擁有之一間公司(「該公司」)擁有本集團之一間附屬公司及一間聯營公司個別之權益，以致本集團透過這些附屬公司及聯營公司持有若干在中國內地發展項目之權益。該公司同意及已根據其於這些附屬公司及聯營公司之股權權益百分比以免息墊款方式向這些公司提供融資。

於二零零八年十二月三十一日，該公司與上述附屬公司並沒有結欠款項(二零零八年六月三十日：港幣零元)，及該公司向上述聯營公司墊支款項為港幣81,000,000元(二零零八年六月三十日：港幣81,000,000元)。上述款項為無抵押及無固定償還期。

二十一 非調整之結算日後事項

董事於結算日後擬宣派中期股息。進一步詳情披露於附註八(a)。

二十二 比較數字

由於採納《香港(國際財務報告詮釋委員會)》— 詮釋第十二號「服務特許權的安排」，若干比較數字已重列。有關採納此項新會計政策之詳情披露於附註二。

財務回顧

業績檢討

以下討論應與本公司截至二零零八年十二月三十一日止六個月未經審核簡明中期財務報表一併參閱。

營業額及盈利

	營業額		**對經營盈利之貢獻**	
	截至十二月三十一日止六個月		**截至十二月三十一日止六個月**	
	二零零八年	二零零七年	**二零零八年**	二零零七年 (重列)
	港幣百萬元	港幣百萬元	**港幣百萬元**	港幣百萬元
業務分部				
一物業發展	**2,644**	6,253	**849**	2,021
一物業租賃	**1,364**	1,291	**896**	854
一建築工程	**104**	114	**(14)**	(6)
一基建項目	**156**	129	**114**	89
一酒店業務	**104**	104	**35**	35
一百貨業務	**140**	130	**22**	18
一其他業務	**307**	388	**58**	169
	4,819	8,409	**1,960**	3,180

	截至十二月三十一日止六個月	
	二零零八年	二零零七年 (重列)
	港幣百萬元	港幣百萬元
本公司股東應佔盈利		
一包括本集團應佔本集團、其聯營公司及共同控制公司所持投資物業之公允價值變動(扣除遞延税項後)	**1,171**	9,189
一不包括本集團應佔本集團、其聯營公司及共同控制公司所持投資物業之公允價值變動(扣除遞延税項後)	**1,405**	3,759

截至二零零八年十二月三十一日止六個月內，本集團錄得營業額減少港幣3,590,000,000元或43%至港幣4,819,000,000元(二零零七年：港幣8,409,000,000元)。減少主要是由於自二零零八年九月爆發全球金融危機後市場負面環境帶來之不利影響，導致期內物業銷售減少，令本集團物業發展業務分部營業額減少。

截至二零零八年十二月三十一日止六個月內，本公司股東應佔盈利（撇除本集團應佔本集團、其聯營公司及共同控制公司所持投資物業之公允價值變動（扣除遞延稅項後））為港幣1,405,000,000元（二零零七年（重列）：港幣3,759,000,000元），較上一財政年度同期減少港幣2,354,000,000元或63%。盈利減少主要是由於期內來自本集團物業發展業務之盈利因上述原因有所減少，及如下文所述本集團應佔聯營公司及共同控制公司除稅後盈利減虧損有所減少。

下文載列主要業務分部之討論。

物業發展

截至二零零八年十二月三十一日止六個月內，物業發展之收入為港幣2,644,000,000元（二零零七年：港幣6,253,000,000元），較上一財政年度同期減少港幣3,609,000,000元或58%。期內推售之主要物業發展項目包括星匯居、比華利山別墅、百匯軒，及位於中國內地廣州市之恒荔灣畔。連同來自其他已建成物業之銷售，盈利貢獻合共為港幣849,000,000元（二零零七年：港幣2,021,000,000元），較上一財政年度同期減少港幣1,172,000,000元或58%。

截至二零零八年十二月三十一日止六個月內，本集團應佔來自附屬公司、聯營公司及共同控制公司與物業發展業務相關之除稅前盈利貢獻總額為港幣879,000,000元（二零零七年：港幣3,661,000,000元），當中來自附屬公司之貢獻為港幣849,000,000元（二零零七年：港幣2,021,000,000元）、來自聯營公司之虧損為港幣7,000,000元（二零零七年：來自聯營公司之貢獻為港幣1,210,000,000元），及來自共同控制公司之貢獻為港幣37,000,000元（二零零七年：港幣430,000,000元）。

物業租賃

截至二零零八年十二月三十一日止六個月內，物業租賃之收入為港幣1,364,000,000元（二零零七年：港幣1,291,000,000元），較上一財政年度同期增加港幣73,000,000元或6%。於二零零八年十二月三十一日，本集團位於香港之主要投資物業錄得平均出租率為94%（二零零八年六月三十日：95%）及整體而言，期內香港投資物業延續租約及新租約之新租金均較相對之現行租金有所增加。本期內來自物業租賃之盈利貢獻為港幣896,000,000元（二零零七年：港幣854,000,000元），較上一財政年度同期增加港幣42,000,000元或5%。

計及本集團應佔來自附屬公司、聯營公司及共同控制公司所擁有之物業之租金收入後，本集團應佔之物業租賃總收入為港幣2,086,000,000元（二零零七年：港幣1,886,000,000元），較上一財政年度同期增加港幣200,000,000元或11%。

截至二零零八年十二月三十一日止六個月內，本集團應佔來自附屬公司、聯營公司及共同控制公司所擁有之物業之除稅前淨租金收入（未計及投資物業公允價值變動及相關遞延稅項）合共為港幣1,462,000,000元，較上一財政年度同期之港幣1,319,000,000元，增加港幣143,000,000元或11%。本集團應佔除稅前淨租金收入當中來自附屬公司之貢獻為港幣896,000,000元（二零零七年：港幣854,000,000元）、來自聯營公司之貢獻為港幣181,000,000元（二零零七年：港幣162,000,000元），及來自共同控制公司之貢獻為港幣385,000,000元（二零零七年：港幣303,000,000元）。

建築工程

本集團主要為其所參與之物業發展項目(包括由本集團聯營公司及共同控制公司所從事之物業發展項目)承造建築工程。隨著一項主要建築工程項目於二零零八年七月一日前完成，及本期內另外兩項新建築工程項目動工，使本集團於截至二零零八年十二月三十一日止六個月內，建築工程之營業額輕微減少9%至港幣104,000,000元(二零零七年：港幣114,000,000元)。本期內建築工程分部錄得經營虧損港幣14,000,000元(二零零七年：港幣6,000,000元)，主要因為本期內與承建商就以往年度發展之項目確定最終建築成本所致。

基建項目

截至二零零八年十二月三十一日止六個月內，中國內地之基建項目錄得營業額港幣156,000,000元(二零零七年：港幣129,000,000元)，較上一財政年度同期增加港幣27,000,000元或21%，主要是因為於期內(i)位於杭州市之收費橋樑項目之交通流量較上一財政年度同期有所增加；(ii)人民幣兑港幣匯價較上一財政年度同期有所上升。此業務分部期內之盈利貢獻增加港幣25,000,000元或28%至港幣114,000,000元(二零零七年(重列)：港幣89,000,000元)。

酒店業務

酒店業務於截至二零零八年十二月三十一日止六個月內之收入及盈利貢獻分別為港幣104,000,000元及港幣35,000,000元(二零零七年：分別為港幣104,000,000元及港幣35,000,000元)。

百貨業務

本集團於香港經營五家以「千色店」為名之百貨零售店，及四家時裝專門店。百貨業務於截至二零零八年十二月三十一日止六個月內之收入及盈利貢獻分別為港幣140,000,000元及港幣22,000,000元(二零零七年：分別為港幣130,000,000元及港幣18,000,000元)。

其他業務

其他業務主要包括提供財務借貸、投資控股、項目管理、物業管理、代理人服務、及提供清潔及保安服務。該等業務於截至二零零八年十二月三十一日止六個月內共錄得營業額港幣307,000,000元(二零零七年(重列)：港幣388,000,000元)，較上一財政年度同期減少港幣81,000,000元或21%。營業額減少主要是由於期內(i)本集團來自聯營公司及共同控制公司有關物業銷售之佣金收入較上一財政年度同期有所減少；及(ii)來自其他物業之銷售收入較上一財政年度同期有所減少。因此，本期內其他業務之盈利貢獻減少港幣111,000,000元或66%至港幣58,000,000元(二零零七年(重列)：港幣169,000,000元)。

聯營公司

本集團期內應佔聯營公司之除稅後盈利減虧損為港幣534,000,000元(二零零七年：港幣1,934,000,000元)，較上一財政年度同期減少港幣1,400,000,000元或 72%。撇除期內本集團應佔聯營公司所持投資物業之公允價值變動(扣除遞延稅項後)，本集團期內應佔聯營公司之除稅後基本盈利減虧損為港幣339,000,000元(二零零七年：港幣1,460,000,000元)，較上一財政年度同期減少港幣1,121,000,000元或77%。

就本集團之三間上市聯營公司(即香港中華煤氣有限公司(「香港中華煤氣」)、美麗華酒店企業有限公司(「美麗華」)及香港小輪(集團)有限公司(「香港小輪」))而言，本集團於期內應佔其除稅後盈利合共為港幣602,000,000元(二零零七年: 港幣1,638,000,000元)，較上一財政年度同期減少港幣1,036,000,000元或63%。撇除期內本集團應佔上述三間上市聯營公司所持投資物業之公允價值變動(扣除遞延稅項後)，本集團應佔上述三間上市聯營公司之除稅後基本盈利為港幣319,000,000元(二零零七年: 港幣 1,257,000,000元)，較上一財政年度同期減少港幣938,000,000元或75%。截至二零零八年十二月三十一日止六個月內，本集團錄得(i)來自香港中華煤氣應佔盈利減少港幣751,000,000元，主要是由於期內本集團應佔物業銷售之盈利貢獻減少港幣807,000,000元，及期內因爆發全球金融危機導致不利的金融市場環境，使本集團應佔淨投資虧損增加港幣189,000,000元；(ii)來自美麗華之應佔盈利減少港幣4,000,000元，乃由於進行The Mira, Hong Kong之主要重新品牌定位計劃，於截至二零零八年九月三十日止六個月內分階段關閉客房作翻新工作，令酒店業務盈利貢獻有所減少; 及(iii)來自香港小輪之應佔盈利減少港幣183,000,000元，原因是期內爆發全球金融危機導致不利的金融市場環境，令本集團應佔香港小輪衍生金融工具所產生之實現及未實現之淨虧損增加港幣184,000,000元。

共同控制公司

本集團應佔主要從事物業發展及物業投資活動之共同控制公司之除稅後盈利減虧損為港幣2,122,000,000元(二零零七年：港幣2,198,000,000元)，較上一財政年度同期減少港幣76,000,000元或3%。撇除期內本集團應佔共同控制公司所持投資物業之公允價值變動(扣除遞延稅項後)，本集團期內應佔共同控制公司之除稅後基本盈利減虧損為港幣347,000,000元(二零零七年: 港幣581,000,000元)，較上一財政年度同期減少港幣234,000,000元或40%，主要原因是本集團於截至二零零七年十二月三十一日止六個月內取得應佔銷售嘉亨灣項目所產生之盈利，惟在本期內並無再獲得相關收益。

融資成本

截至二零零八年十二月三十一日止六個月內，確認為支出之融資成本為港幣440,000,000元(二零零七年：港幣269,000,000元)。期內利息資本化前之融資成本為港幣740,000,000元(二零零七年：港幣574,000,000元)。於本期內，本集團之實際借貸年利率介乎3.20%至6.44%之間(二零零七年：年利率介乎4.73%至5.67%之間)。

重估投資物業

截至二零零八年十二月三十一日止六個月，本集團於綜合損益計算表內確認之投資物業公允價值減少（扣除遞延稅項及少數股東權益前）為港幣2,646,000,000元（二零零七年：公允價值增加港幣4,153,000,000元）。

財務資源及資金流動性

債務償還期及利息償付比率

於二零零八年十二月三十一日，本集團之銀行及其他借貸總額約為港幣39,781,000,000元（二零零八年六月三十日：港幣35,626,000,000元），當中99.9%（二零零八年六月三十日：99.9%）並無抵押。計及本集團於二零零八年十二月三十一日之現金及銀行結餘港幣20,108,000,000元（二零零八年六月三十日：港幣15,675,000,000元），本集團於二零零八年十二月三十一日之銀行及其他借貸淨額為港幣19,673,000,000元（二零零八年六月三十日：港幣19,951,000,000元）。本集團之銀行及其他借貸之償還期、現金及銀行結餘及借貸比率如下：

	於二零零八年十二月三十一日 港幣百萬元	於二零零八年六月三十日 港幣百萬元
銀行及其他借貸償還期：		
－一年內	**8,509**	3,307
－一年後及兩年內	**2,206**	9,093
－兩年後及五年內	**25,987**	19,914
－五年後	**3,079**	3,312
銀行及其他借貸總額	**39,781**	35,626
減：現金及銀行結餘	**(20,108)**	(15,675)
銀行及其他借貸淨額	**19,673**	19,951
股東權益 *（二零零八年六月三十日－重列）*	**120,225**	121,196
借貸比率（%）	**16.4%**	16.5%

借貸比率是根據本集團於結算日之銀行及其他借貸淨額及股東權益計算。本集團借貸比率由於二零零八年六月三十日之16.5%輕微減少至於二零零八年十二月三十一日之16.4%，此乃主要集合本集團於本期結算日之銀行及其他借貸淨額及股東權益減少之影響所致。

本集團利息償付比率計算如下：

	截至十二月三十一日止六個月	
	二零零八年	二零零七年
		(重列)
	港幣百萬元	港幣百萬元
經營盈利(計入投資物業之公允價值變動前) 加本集團應佔聯營公司及共同控制公司 之基本盈利減虧損(除税前)	**2,327**	5,424
利息支出(利息資本化前)	**718**	552
利息償付比率(倍)	**3**	10

本集團有充裕之銀行信貸額度及經常性營運收入，令本集團具備充足之財務資源以應付日常營運及未來業務擴展之資金需求。

庫務及財務管理

本集團面對利率及匯率風險。為有效率地管理該等風險，本集團之融資及庫務事宜乃從公司之層面集中協調。本集團一貫政策為所有衍生金融工具交易僅為風險管理而進行，本集團並無持有任何衍生金融工具作投機用途。

本集團主要在香港經營業務，其相關現金流、資產及負債主要以港元計值。本集團之主要匯率風險來自以人民幣計值並位於中國內地之物業發展及投資業務，以美元及英鎊計值之擔保票據(「票據」)及以美元計值之若干銀行借款(「美元借款」)。

就本集團於中國內地之營運而言，除注資及在某些情況下為項目提供沒有對沖安排之人民幣貸款外，本集團致力透過維持適當水平之人民幣外部借貸以達致自然對沖。就票據及美元借款而言，於二零零八年十二月三十一日，本集團與若干銀行交易對手訂立名義本金總值524,000,000美元(二零零八年六月三十日：325,000,000美元)及50,000,000英鎊(二零零八年六月三十日：50,000,000英鎊)之利率掉期合約及貨幣掉期合約。掉期合約之目的是讓本集團對沖就每批票據之全部金額由發行日至到期日之間所產生之利率風險及匯率風險，及美元借款之全部金額由借款日至還款日之間所產生之利率風險及匯率風險。因此，本集團預期該等票據及美元借款概無任何重大利率風險及匯率風險。

重大收購及出售

本集團並無於本期內在核心業務以外進行任何重大收購或出售資產或附屬公司。

資產抵押

於二零零八年六月三十日及二零零八年十二月三十一日，除銀行授予本公司一間從事中國內地基建項目之附屬公司之若干項目融資貸款額度乃以本集團之收費高速公路經營權作抵押外，本集團概無抵押資產予任何第三方。於二零零八年十二月三十一日，本集團有抵押銀行借款之未償還餘額為港幣41,000,000元(二零零八年六月三十日：港幣40,000,000元)。

資本承擔

於二零零八年十二月三十一日，本集團之資本承擔為港幣15,441,000,000元(二零零八年六月三十日：港幣16,703,000,000元)。

或然負債

於二零零八年十二月三十一日，本集團之或然負債為港幣124,000,000元(二零零八年六月三十日：港幣124,000,000元)。

僱員及薪酬政策

於二零零八年十二月三十一日，本集團約有7,600名(二零零八年六月三十日:7,300名)全職僱員。僱員之薪酬與市場及同業水平相若。年終花紅視乎員工之個別表現酌情發放。其他僱員福利包括醫療保險、退休計劃、培訓課程及教育津貼。

截至二零零八年十二月三十一日止六個月內，員工成本總額為港幣695,000,000元(二零零七年: 港幣666,000,000元)。

其他資料

循環貸款協議載有關於控股股東須履行的條件

誠如本公司於二零零四年九月十七日公佈所披露，本公司一間全資附屬公司持續作為借款人，於二零零四年向一組銀行取得一項港幣一百億元五年及七年期各半之循環信貸額(「第一筆貸款」)，而第一筆貸款由本公司作出擔保。

本公司已於二零零六年七月二十六日公佈披露，本公司一間全資附屬公司作為借款人，向一組銀行取得一項港幣一百三十三億五千萬元五年期之循環信貸額(「第二筆貸款」)，而第二筆貸款由本公司作出擔保。

就第一筆貸款及第二筆貸款而言，若本公司不再由李兆基博士及／或其家族成員及／或彼等當中任何一方控制之公司，或李兆基博士及／或其家族成員及／或彼等當中任何一方之公司身為受益人之任何信託最終控制，則視為失責事件。若發生任何失責事件，則第一筆貸款及第二筆貸款各自可能即時到期及須於收到通知時償還。

中期業績之審閱

截至二零零八年十二月三十一日止六個月之未經審核中期業績已由本公司之核數師畢馬威會計師事務所按照香港會計師公會頒佈之《香港審閱工作準則》第2410號 —「獨立核數師對中期財務信息的審閱」進行審閱，而其審閱報告載列於第六十四頁。

購買、出售或贖回本公司之上市證券

本公司或任何本公司之附屬公司於期內概無購買、出售或贖回本公司之上市證券。

審核委員會

審核委員會於本年三月舉行會議，審閱內部監控系統及截至二零零八年十二月三十一日止六個月之中期業績報告。

企業管治常規守則

截至二零零八年十二月三十一日止六個月內，除本公司並無根據企業管治常規守則第A.2.1條就本公司主席及行政總裁之角色作出區分外，本公司已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載之企業管治常規守則。本公司認為李兆基博士具有豐富之地產經驗，最宜繼續出任本公司主席及董事總經理之職位，此乃符合本公司之最佳利益。

董事進行證券交易之守則

本公司已採納上市規則標準守則為本公司董事進行證券交易之守則(「該守則」)。本公司在提出具體徵詢之後，確認所有董事均已完全遵守該守則列示所要求的標準。

更改財政年度年結日

本公司通過將財政年度年結日由六月三十日更改為十二月三十一日，致使本公司之本財政期將涵蓋二零零八年七月一日至二零零九年十二月三十一日之十八個月。在此情況下，本公司於取得公司註冊處處長之指引後，將不會在二零零九年編製一份僅為符合香港公司條例有關條文規定之較上述財政期為短的經審核財務報表。由於更改財政年度年結日，因此本公司將：

- 於二零零九年九月三十日或之前，公佈及刊發截至二零零九年六月三十日止十二個月期間之第二份未經審核之中期業績，並寄送有關之第二份中期報告;

- 於二零一零年四月三十日或之前，公佈及刊發截至二零零九年十二月三十一日止十八個月期間之經審核年度業績，並寄送有關之年報; 及

- 於二零一零年六月三十日前舉行二零一零年週年股東大會，以批准通過涵蓋二零零八年七月一日至二零零九年十二月三十一日期間之經審核財務報表。

更改財政年度年結日之理由載列如下。

本公司透過其多間附屬公司持有一間重要聯營公司香港中華煤氣有限公司(「中華煤氣」)之39.06%股份權益，該公司於遍佈內地各省及直轄市之若干管道燃氣項目中持有重要權益。本公司致股東之中期報告及年報內所載之綜合賬目是按會計權益法將中華煤氣之業績入賬。中華煤氣之財政年度年結日為十二月三十一日。

本公司亦透過多間於內地成立之項目公司在內地投資物業組合及基建項目，該等公司之業績每年均於本公司之綜合賬目內綜合入賬。該等項目公司之財政年度年結日根據內地法例須定為十二月三十一日。

鑒於上市規則於二零零八年九月作出修訂，規定中期業績公佈發佈期限由三個月縮短至兩個月及年度業績公佈發佈期限由四個月縮短至三個月，而該等發佈期限短期內亦將適用於本公司，更改財政年度年結日可使本公司與中華煤氣及內地項目公司之財政年度年結日一致，有助本公司將來於上述縮短期限內完成編製本公司之綜合賬目。

本公司認為更改財政年度年結日對本公司或其附屬公司將不會有任何重大影響，亦無本公司股東在該方面需要知悉的任何重大事項。

承董事局命
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廖祥源　謹啟

香港，二零零九年三月十九日

於本報告日期，董事局成員包括：(1) 執行董事：李兆基(主席)、李家傑、林高演、李家誠、葉盈枝、歐肇基、孫國林、李鏡禹、馮李煥琼、劉壬泉、李寧及郭炳濠；(2) 非執行董事：胡寶星、梁希文、李王佩玲、李達民及胡家驃(胡寶星之替代董事)；以及(3) 獨立非執行董事：鄺志強、高秉強及胡經昌。

披露權益資料

董事於股份之權益

於二零零八年十二月三十一日，根據證券及期貨條例第352條須予設置之名冊所載，或根據上市公司董事進行證券交易的標準守則向本公司及香港聯合交易所有限公司作出之申報，公司各董事於本公司及聯繫公司(定義見證券及期貨條例第XV部)的股份、相關股份及債券中擁有的權益及淡倉如下：

(甲) 普通股(除文義另有所指外)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業地產有限公司	李兆基	1	7,269,006		1,139,381,866		1,146,650,872	53.41
	李家傑	1				1,139,381,866	1,139,381,866	53.07
	李家誠	1				1,139,381,866	1,139,381,866	53.07
	李　寧	1		1,139,381,866			1,139,381,866	53.07
	李達民	2	111,393				111,393	0.01
	李王佩玲	3	30,000				30,000	0.00
	李鏡禹	4	252,263		19,800		272,063	0.01
	馮李煥琼	5	1,000,000				1,000,000	0.05
	胡家驃	6		2,000			2,000	0.00
恒基兆業發展有限公司	李兆基	7	34,779,936		2,076,089,007		2,110,868,943	69.27
	李家傑	7				2,076,089,007	2,076,089,007	68.13
	李家誠	7				2,076,089,007	2,076,089,007	68.13
	李　寧	7		2,076,089,007			2,076,089,007	68.13
	李達民	8	6,666				6,666	0.00
	李鏡禹	9	1,001,739				1,001,739	0.03
香港中華煤氣有限公司	李兆基	10	3,903,670		2,705,807,442		2,709,711,112	40.65
	李家傑	10				2,705,807,442	2,705,807,442	40.59
	李家誠	10				2,705,807,442	2,705,807,442	40.59
	李　寧	10		2,705,807,442			2,705,807,442	40.59
	歐肇基	11		60,500			60,500	0.00

(甲) 普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
香港小輪(集團)有限公司	李兆基	12	7,799,220		111,732,090		119,531,310	33.55
	李家傑	12				111,732,090	111,732,090	31.36
	李家誠	12				111,732,090	111,732,090	31.36
	李　寧	12		111,732,090			111,732,090	31.36
	林高演	13	150,000				150,000	0.04
	馮李煥琼	14	465,100				465,100	0.13
	梁希文	15	2,250				2,250	0.00
美麗華酒店企業有限公司	李兆基	16			255,188,250		255,188,250	44.21
	李家傑	16				255,188,250	255,188,250	44.21
	李家誠	16				255,188,250	255,188,250	44.21
	李　寧	16		255,188,250			255,188,250	44.21
	胡寶星	17	2,705,000		2,455,000		5,160,000	0.89
港華燃氣有限公司	李兆基	18			893,172,901		893,172,901	45.63
	李家傑	18				893,172,901	893,172,901	45.63
	李家誠	18				893,172,901	893,172,901	45.63
	李　寧	18		893,172,901			893,172,901	45.63

(甲) 普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
恒基兆業有限公司	李兆基	19			8,190 (普通股 A股)		8,190 (普通股 A股)	100.00
	李兆基	20			3,510 (無投票權 B股)		3,510 (無投票權 B股)	100.00
	李兆基	21	35,000,000 (無投票權 遞延股份)		15,000,000 (無投票權 遞延股份)		50,000,000 (無投票權 遞延股份)	100.00
	李家傑	19				8,190 (普通股 A股)	8,190 (普通股 A股)	100.00
	李家傑	20				3,510 (無投票權 B股)	3,510 (無投票權 B股)	100.00
	李家傑	21				15,000,000 (無投票權 遞延股份)	15,000,000 (無投票權 遞延股份)	30.00
	李家誠	19				8,190 (普通股 A股)	8,190 (普通股 A股)	100.00
	李家誠	20				3,510 (無投票權 B股)	3,510 (無投票權 B股)	100.00
	李家誠	21				15,000,000 (無投票權 遞延股份)	15,000,000 (無投票權 遞延股份)	30.00
	李 寧	19		8,190 (普通股 A股)			8,190 (普通股 A股)	100.00
	李 寧	20		3,510 (無投票權 B股)			3,510 (無投票權 B股)	100.00
	李 寧	21		15,000,000 (無投票權 遞延股份)			15,000,000 (無投票權 遞延股份)	30.00

(甲) 普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
Best Homes Limited	李兆基	22			26,000		26,000	100.00
	李家傑	22				26,000	26,000	100.00
	李家誠	22				26,000	26,000	100.00
	李 寧	22		26,000			26,000	100.00
精威置業有限公司	梁希文	23			5,000		5,000	4.49
	胡寶星	24			3,250		3,250	2.92
威永投資有限公司	李家傑	25			5,000	5,000	10,000	100.00
端輝投資有限公司	馮李煥琼	26	2,000				2,000	20.00
Furnline Limited	李兆基	27			100 (A股份)		100 (A股份)	100.00
	李兆基	28			1 (B股份)		1 (B股份)	100.00
	李家傑	27				100 (A股份)	100 (A股份)	100.00
	李家傑	28				1 (B股份)	1 (B股份)	100.00
	李家誠	27				100 (A股份)	100 (A股份)	100.00
	李家誠	28				1 (B股份)	1 (B股份)	100.00
	李 寧	27		100 (A股份)			100 (A股份)	100.00
	李 寧	28		1 (B股份)			1 (B股份)	100.00
盈基發展有限公司	馮李煥琼	29	50				50	5.00

(甲) 普通股(除文義另有所指外)(續)

好倉

公司名稱	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數	百份比權益
興輝置業有限公司	李家傑	30			4,000	6,000	10,000	100.00
喜田地產有限公司	李兆基	31			100		100	100.00
	李家傑	31				100	100	100.00
	李家誠	31				100	100	100.00
	李　寧	31		100			100	100.00
Perfect Bright Properties Inc.	李兆基	32			100 (A股份)		100 (A股份)	100.00
	李兆基	33			1 (B股份)		1 (B股份)	100.00
	李家傑	32				100 (A股份)	100 (A股份)	100.00
	李家傑	33				1 (B股份)	1 (B股份)	100.00
	李家誠	32				100 (A股份)	100 (A股份)	100.00
	李家誠	33				1 (B股份)	1 (B股份)	100.00
	李　寧	32		100 (A股份)			100 (A股份)	100.00
	李　寧	33		1 (B股份)			1 (B股份)	100.00
Pettystar Investment Limited	李兆基	34			3,240		3,240	80.00
	李家傑	34				3,240	3,240	80.00
	李家誠	34				3,240	3,240	80.00
	李　寧	34		3,240			3,240	80.00

（乙）債券

發行人及債券類別	董事姓名	附註	個人權益	家族權益	公司權益	其他權益	總數
HKCG (Finance) Limited －2018年到期6.25%利息擔保票據	歐肇基	35				500,000 美元	500,000 美元

除上述披露外，本公司之董事或行政總裁或其聯繫人並無於本公司或其聯繫公司（定義見證券及期貨條例）的股份、相關股份及債券中擁有權益或淡倉。

購買股份或債券之安排

本公司或本公司之任何控股公司、附屬公司或同系附屬公司於二零零八年十二月三十一日止六個月內並無參與任何其他安排，使本公司董事可藉收購本公司或任何其他公司組織之股份或債券而得益。

主要股東及其他人士權益

於二零零八年十二月三十一日，根據證券及期貨條例第336條須予設置之名冊所載，除本公司董事外之其他人士於本公司股份及相關股份擁有的權益或淡倉如下：

好倉

	股份權益總數	百份比權益
主要股東：		
Rimmer (Cayman) Limited（附註1）	1,139,381,866	53.07
Riddick (Cayman) Limited（附註1）	1,139,381,866	53.07
Hopkins (Cayman) Limited（附註1）	1,139,381,866	53.07
恒基兆業有限公司（附註1）	1,138,015,800	53.01
Yamina Investment Limited（附註1）	553,707,300	25.79
Believegood Limited（附註1）	237,315,300	11.05
South Base Limited（附註1）	237,315,300	11.05
主要股東以外之人士：		
Cameron Enterprise Inc.（附註1）	145,090,000	6.76
Third Avenue Management LLC（代多個投資組合持有）	150,527,988	7.01
Third Avenue Management LLC（代Third Avenue Value Fund持有）（附註36）	103,328,000	5.32

附註：

1. 該等股份中，李兆基博士實益擁有7,269,006股，而其餘之1,139,381,866股股份中，(i) 570,743,800股由恒基兆業有限公司（「恒兆」）擁有；(ii) 7,962,100股由恒兆之全資附屬先樂置業有限公司擁有；(iii) 145,090,000股由Cameron Enterprise Inc.擁有；237,315,300股由South Base Limited全資擁有之Believegood Limited擁有；61,302,000股由Jayasia Investments Limited全資擁有之Prosglass Investment Limited擁有；55,000,000股由Mei Yu Ltd.全資擁有之Fancy Eye Limited擁有；55,000,000股由World Crest Ltd.全資擁有之Spreadral Limited擁有；Cameron Enterprise Inc.、South Base Limited、Jayasia Investments Limited、Mei Yu Ltd.及World Crest Ltd.為Yamina Investment Limited之全資附屬公司，而Yamina Investment Limited為恒兆全資擁有；(iv) 5,602,600股由香港中華煤氣有限公司（「煤氣」）之全資附屬Superfun Enterprises Limited擁有，恒基兆業地產有限公司（「恒地」）持有煤氣39.06%，而恒兆則持有恒地53.01%；及(v) 1,366,066股由富生有限公司（「富生」）擁有。Hopkins (Cayman) Limited（「Hopkins」）作為一單位信託（「單位信託」）之受託人，擁有恒兆及富生之全部已發行普通股股份。Rimmer (Cayman) Limited（「Rimmer」）及Riddick (Cayman) Limited（「Riddick」）分別作為全權信託之受託人，持有單位信託之單位。李兆基博士擁有Hopkins、Rimmer及Riddick之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份的權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

2. 該等股份由李達民先生實益擁有。

3. 該等股份由李王佩玲女士實益擁有。

4. 該等股份中，李鏡禹先生實益擁有252,263股，而其餘之19,800股由李鏡禹先生及其妻子各擁有50%之銀禧建業有限公司擁有。

5. 該等股份由馮李煥琼女士實益擁有。

6. 該等股份由胡家驃先生之妻子擁有。

7. 該等股份中，李兆基博士實益擁有34,779,936股，而其餘之2,076,089,007股股份中，(i) 恒地全資擁有之Kingslee S.A.之全資附屬賓勝置業有限公司、敏勝置業有限公司、賜威置業有限公司、Gainwise Investment Limited及登銘置業有限公司分別擁有802,854,200股、602,398,418股、363,328,900股、217,250,000股及84,642,341股；及(ii) 5,615,148股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒地及富生（列載於附註1）及恒發的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

8. 該等股份由李達民先生實益擁有。

9. 該等股份由李鏡禹先生實益擁有。

10. 該等股份中，李兆基博士實益擁有3,903,670股，而其餘之2,705,807,442股股份中，(i) Timpani Investments Limited之全資附屬迪斯利置業有限公司及Medley Investment Limited分別擁有1,402,419,759股及585,912,251股；Chelco Investment Limited之全資附屬Macrostar Investment Limited擁有615,295,494股；Timpani Investments Limited及Chelco Investment Limited為Faxson Investment Limited之全資附屬公司，而Faxson Investment Limited為恒地全資擁有；(ii) 4,799,430股由恒兆全資擁有之Yamina Investment Limited之全資附屬Boldwin Enterprises Limited擁有；及(iii) 97,380,508股由富生擁有。根據證券及期貨條例，李兆基博士被視為擁有恒地、恒兆及富生（列載於附註1）及煤氣的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

11. 該等股份由歐肇基先生之妻子擁有。

12. 該等股份中，李兆基博士實益擁有7,799,220股，而其餘之111,732,090股股份中，(i) 恒地全資擁有之Pataca Enterprises Limited之全資附屬Graf Investment Limited、Mount Sherpa Limited及Paillard Investment Limited各擁有23,400,000股；及(ii) 41,532,090股由Max-mercan Investment Limited 之全資附屬Wiselin Investment Limited擁有；Max-mercan Investment Limited為Camay Investment Limited之全資附屬，而恒地則持有Camay Investment Limited 100%。根據證券及期貨條例，李兆基博士被視為擁有恒地（列載於附註1）及香港小輪（集團）有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

13. 該等股份由林高演先生實益擁有。

14. 該等股份由馮李焕琼女士實益擁有。

15. 該等股份由梁希文先生實益擁有。

16. 該等股份中，恒地全資擁有之Aynbury Investments Limited之全資附屬Higgins Holdings Limited、Multiglade Holdings Limited及Threadwell Limited分別擁有100,612,750股、79,121,500股及75,454,000股。根據證券及期貨條例，李兆基博士被視為擁有恒地（列載於附註1）及美麗華酒店企業有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

17. 該等股份中，胡寶星爵士實益擁有2,705,000股，而其餘之2,455,000股由其擁有50% 之芳芬有限公司擁有。

18. 該等股份由煤氣之全資附屬Hong Kong & China Gas (China) Limited、Planwise Properties Limited及Superfun Enterprises Limited擁有。根據證券及期貨條例，李兆基博士被視為擁有煤氣（列載於附註10）及港華燃氣有限公司的股份權益。李家傑先生及李家誠先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為本公司之董事及於單位信託持有單位之兩個全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

19. Hopkins作為單位信託之受託人持有該等股份。

20. Hopkins作為單位信託之受託人持有該等股份。

21. 該等股份中，李兆基博士實益擁有35,000,000股，而富生擁有其餘之15,000,000股。

22. 該等股份中，(i) 10,400股由恒地擁有；(ii) 2,600股由恒兆擁有；及(iii) 13,000股由Manifest Investments Limited擁有，Wealth Sand Limited持有Manifest Investments Limited 50%，而Firban Limited持有Wealth Sand Limited 70%。Perfect Bright Properties Inc. 及Furnline Limited各擁有Firban Limited 50%，Jetwin International Limited為Perfect Bright Properties Inc.及Furnline Limited各自之A股（「A股」）之唯一持有人，而A股佔有Perfect Bright Properties Inc.及Furnline Limited於Firban Limited之所有權益及承擔所有責任。Triton (Cayman) Limited作為一單位信託之受託人，擁有Jetwin International Limited之全部已發行股份。Triumph (Cayman) Limited及Victory (Cayman) Limited分別為全權信託之受託人，持有該單位信託之單位。李兆基博士擁有Triton (Cayman) Limited、Triumph (Cayman) Limited及Victory (Cayman) Limited之全部已發行股份，根據證券及期貨條例，被視為擁有該等股份。李家傑先生及李家誠先生為於該單位信託持有單位之全權信託的可能受益人，根據證券及期貨條例，被視為擁有該等股份的權益。李寧先生為於該單位信託持有單位之全權信託的可能受益人之配偶，根據證券及期貨條例，被視為擁有該等股份的權益。

23. 該等股份由梁希文先生全資擁有之Gilbert Investment Inc. 擁有。

24. 該等股份由胡寶星爵士及其妻子各擁有50% 之 Fong Fun Investment Inc. 之全資附屬Coningham Investment Inc. 擁有。

25. 該等股份中，(i) 5,000股由李家傑先生全資擁有之Applecross Limited擁有；及(ii) 5,000股由恒地間接全資擁有公司恒基中國集團有限公司（「恒中」）全資擁有之Andcoe Limited之全資附屬恒基（中國）投資有限公司擁有。

26. 該等股份由馮李焕琼女士實益擁有。

27. 該等股份由Jetwin International Limited擁有。

28. 該股份由恒地全資擁有之發邦發展有限公司之全資附屬新麗投資有限公司擁有。

29. 該等股份由馮李煥琼女士實益擁有。

30. 該等股份中，(i) 4,000股由李家傑先生全資擁有之Applecross Limited擁有；及(ii) 6,000股由恒中全資擁有之Andcoe Limited之全資附屬恒基(中國)投資有限公司擁有。

31. 該等股份中，(i) 80股由恒地之全資附屬達榮發展有限公司擁有；(ii) 10股由恒兆之全資附屬恒基財務有限公司擁有；及(iii) Perfect Bright Properties Inc.及Furnline Limited各擁有5股，Jetwin International Limited為Perfect Bright Properties Inc.及Furnline Limited各自之A股(「A股」)之唯一持有人，而A股佔有Perfect Bright Properties Inc.及Furnline Limited於喜田地產有限公司之所有權益及承擔所有責任。

32. 該等股份由Jetwin International Limited擁有。

33. 該股份由恒地全資擁有之發邦發展有限公司之全資附屬新麗投資有限公司擁有。

34. 該等股份中，(i) 3,038股由恒地擁有；及(ii) 202股由Perfect Bright Properties Inc.及Furnline Limited各持50%之福佳投資有限公司擁有，Jetwin International Limited為Perfect Bright Properties Inc.及Furnline Limited各自之A股(「A股」)之唯一持有人，而A股佔有Perfect Bright Properties Inc.及Furnline Limited於福佳投資有限公司之所有權益及承擔所有責任。

35. HKCG (Finance) Limited為煤氣之全資附屬公司。該等債券由歐肇基先生及其妻子共同擁有。

36. 該等股份乃Third Avenue Management LLC代多個投資組合所持有之150,527,988股股份中之一部份。根據證券及期貨條例，於申報日期，該103,328,000股股份之百份比乃按本公司當時已發行1,942,580,000股所計算。



審閱報告
致恒基兆業地產有限公司董事會

引言

我們已審閱列載於第二十至四十五頁恒基兆業地產有限公司的簡明中期財務報表，此簡明中期財務報表包括於二零零八年十二月三十一日的綜合資產負債表與截至該日止六個月期間的綜合損益計算表、綜合權益變動表和簡明綜合現金流量表以及附註解釋。根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須符合上市規則中的相關規定和香港會計師公會頒佈的《香港會計準則》第34號「中期財務報告」的規定編制中期財務報表。董事須負責根據《香港會計準則》第34號編製及列報中期財務報表。

我們的責任是根據我們的審閱對簡明中期財務報表作出結論，並按照我們雙方所協定的應聘條款，僅向全體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會頒佈的《香港審閱工作準則》第2410號「獨立核數師對中期財務信息的審閱」進行審閱。中期財務報表審閱工作包括主要向負責財務和會計事項的人員作出詢問，並實施分析和其他審閱程序。由於審閱的範圍遠較按照香港審計準則進行審核的範圍為小，所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此，我們不會發表任何審核意見。

總結

根據我們的審閱工作，我們並沒有注意到任何事項，使我們相信於二零零八年十二月三十一日的簡明中期財務報表在所有重大方面沒有按照《香港會計準則》第34號「中期財務報告」的規定編製。

畢馬威會計師事務所
執業會計師

香港中環
遮打道10號
太子大廈8樓

二零零九年三月十九日





恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED